Lean, Fit and Ready to Grow

Sonoco 2009
Annual Report


10010820


Maxwell House








SONOCO

ging products and provider of packging services. From our headquarters in Hartsville, S.C., variety of industries and many of the world's most recognized brands in some 85 countries.

Global Plastics


Dove
AXE
DOW CORNING
732

A LEADING MANUFACTURER OF BLOW-MOLDED PLASTIC CONTAINERS, CONSUMER AND INDUSTRIAL THERMOFORMED PLASTIC PACKAGING, AND ENGINEERED MOLDED AND EXTRUDED PLASTIC PRODUCTS

Products and Services: Monolayer and multi-layer bottles and jars, monolayer, coated and barrier and non-barrier laminated tubs, cups, consumer and industrial trays, spools, product design, tool design and fabrication

Markets: Food: Noncarbonated, high-barrier beverages/ready-to-drink products, processed foods, sauces, dips, coffee, powdered beverages, pet foods, snacks, nuts, fresh-cut produce, desserts, food service, condiments **Nonfood:** Health and beauty, household chemicals, adhesives and specialty products, automotive, medical devices and disposables, textiles, wire and cable, fiber optics, filtration

Industrial Converted Products


SONOTUBE
round
FirmaDeck
Corrugated Carri

THE WORLD'S LARGEST PRODUCER OF TUBES AND CORES. ALSO A LEADING PROVIDER OF CUSTOM-DESIGNED AND ENGINEERED PROTECTIVE PACKAGING SOLUTIONS AND REELS FOR THE WIRE AND CABLE INDUSTRY

Products and Services: Paperboard tubes, cores, roll packaging, molded plugs, pallets, pallet components, concrete forms, void forms, rotary die boards, proprietary protective packaging (Sonopost® technology, Sonobase® carriers, Sonopop® systems), contract package testing, steel, nailed wooden, plywood, recycled and poly-fiber reels

Markets: (Tubes and cores): Construction, film, flowable products, metal, paper mill, shipping and storage, tape and label, textiles, converters **(Protective packaging):** Household appliances, heating and air conditioning, office furnishings, automotive, fitness equipment, lawn and garden, promotional and palletized distribution **(Reels):** Wire and cable manufacturers

Primary Materials


ALL NATURAL FERTILIZERS
Seabird Guano
1-10-0

A GLOBAL MANUFACTURER OF UNCOATED RECYCLED PAPERBOARD FOR SONOCO'S FIBER-BASED PACKAGING DIVISIONS AND THE EXTERNAL CONVERTING INDUSTRY, AND ONE OF THE LARGEST PACKAGING RECYCLERS

Products and Services: (Paper): Uncoated recycled paperboard, chipboard, tubeboard, lightweight corestock, boxboard, linerboard, corrugating medium, specialty grades, recovered paper **(Sonoco Recycling, Inc.):** Collection, processing and recycling of old corrugated containers, paper, plastic, metal, glass, other recyclable materials

Markets: Converted paperboard products, spiral winders, beverage insulators

Sonoco at a glance

Founded in 1899, Sonoco is a $3.6 billion global manufacturer of consumer and industrial pac and 312 operations in 35 countries, our approximately 16,500 employees produce packaging fo

Global Rigid Paper and Closures



MULTIGRAIN WITH YOGURT CRANBERRIES
Pringles
Enfamil
LIPIL
Cake Bites
Maxwell House

THE WORLD'S LARGEST PRODUCER OF COMPOSITE CANS AND A GLOBAL LEADER IN RIGID PAPERBOARD CONTAINERS AND CONVENIENCE CLOSURES

Products and Services: Round and shaped composite paperboard cans, single-wrap paperboard packages, fiber cartridges. Aluminum, steel and peelable membrane easy-open closures for composite, metal and plastic containers

Markets: Food (Both): Powdered beverages and infant formulas, coffee, cereal, snacks, nuts, cookies and crackers, confectionery, refrigerated dough, frozen concentrates, spices/seasonings, nutritional supplements, pet foods (Ends and closures): Vegetables, fruit, seafood, poultry, soup and pasta, dairy Nonfood: Adhesives, caulks, cleansers, household chemicals, lawn and garden, automotive, pet products

Global Flexibles



Pringles
BOLD
Bites
Werther's Original
Trident
Caress
Glowing Touch

A PROVIDER OF PRINTED INNOVATIVE HIGH-BARRIER, HIGH-PERFORMANCE FLEXIBLE PACKAGING SOLUTIONS

Products and Services: Flexible packaging made from thin-gauge, value-added rotogravure, flexographic and combination printed film, including performance laminations, rotogravure cylinder engraving, global brand artwork management

Markets: Confectionery and gum, hard-baked goods, coffee, processed foods, beverages, snack foods, pet foods, home and personal care

Global Services



PREVACID
24
Venus
Fusion
MACH3 Turbo

A LEADING PROVIDER OF "ONE-STOP" DISPLA SOLUTIONS, INCLUDING FULFILLMENT AND FEE-FOR-SERVICE SUPPLY CHAIN MANAGEMEN

Products and Services: Designing, manufacturing, assembling, packing and distributing temporary, semipermanent and permanent point-of-purchase (P-O-P) displays. Packaging supply chain management, including custom and contract packing, co-packing, fulfillment, primary package filling and scalable service centers. Custom-printed Stancap® glass covers, Rixie™ coasters, other paper amenities

Markets: (P-O-P displays, supply chain management): Automotive, beverages, confectionery, electronics, personal care, baby care, food, cosmetics, fragrances, office supplie toys, hosiery, home and garden, liquor, medical, over-the-counter drugs, sporting goods, tobacco (Paperboard specialities): Hotels and resorts, food and beverage, healthcare facilities, caterin services, transportation, advertising

Table of Contents

Sonoco's strategy targets a shift in the mix of its business toward faster growing consumer-related markets.



About the Cover

During 2009, Sonoco leaned its cost structure, further reduced debt to create one of the fittest balance sheets in Company history and continued to focus on growth. Sonoco's growth strategy targets a shift in the mix of its business toward faster growing and less volatile consumer-related markets to reduce the cyclical effect on the Company's more mature industrial business. This strategy continued to show remarkable success as Sonoco's Consumer Packaging segment achieved record operating profits in 2009.

Sales generated by Sonoco's diverse consumer packaging and services businesses were about 58% of the Company's total sales in 2009, compared with 52% last year. In 2000, when this strategy began, Sonoco's sales from industrial markets totaled 54%, compared with 46% from consumer markets. During the decade, Sonoco's consumer-related sales increased by 80%, while operating profits grew significantly.

On the Cover

Throughout this *2009 Annual Report*, cases studies have been developed to illustrate Sonoco's successful strategy. As shown on the cover from left to right: The "game changing" Flavor Lock Lid and new composite paperboard can that Sonoco produces for Kraft Foods' *Maxwell House* coffee has been a hit with consumers. At Sonoco's service center in Wroclaw, Poland, an employee prepares a customer's product for distribution throughout Europe. Sonoco is one of the largest producers of uncoated recycled paperboard, annually manufacturing approximately 1.8 million tons at its 21 global mills. Recovered plastic bottles are readied for processing at Sonoco's expanded recycling center in Charlotte, N.C.

Forward-looking Statements

Statements included in this *2009 Annual Report* that are not historical in nature, are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Additional information about forward-looking statements is available in the enclosed Form 10-K on page 2 or on the Company's Web site at sonoco.com.

Financial Highlights

Shareholder return, customer and employee satisfaction, commitment to excellence, integrity, environmental stewardship and a safe workplace will be the hallmarks of our culture.

NET SALES
(BILLIONS OF DOLLARS)



3.53 3.66 4.04 4.12 3.60
$4.8
3.6
2.4
1.2
05 06 07 08 09

NET INCOME ATTRIBUTABLE TO SONOCO
(MILLIONS OF DOLLARS)



161.9 195.1 214.2 164.6 151.5
$220
165
110
55
05 06 07 08 09

EARNINGS PER SHARE
(DOLLARS)



1.61 1.92 2.10 1.63 1.50
$2.20
1.65
1.10
.55
05 06 07 08 09

Comparative Highlights *unaudited*

Dollars and shares in thousands except per share data Years ended December 31	2009	2008
Net sales	$3,597,331	$4,122,385
Gross profit[1]	666,046	724,030
Net income attributable to Sonoco	151,482	164,608
Return on total equity	12.0%	11.6%
Return on net assets[2]	7.9%	8.2%
Return on net sales	4.2%	4.0%
Approximate number of employees	16,500	17,500
Approximate number of shareholder accounts	39,000	42,000
Per common share:		
Net income – basic	$ 1.50	$ 1.64
– diluted	1.50	1.63
Cash dividends – common	1.08	1.07
Ending common stock market price	29.25	23.16
Price/earnings ratio	19.5	14.2

[1] *Gross profit: Net sales minus cost of sales*

[2] *Return on net assets: Net income plus after-tax net interest, divided by the net of average total assets, minus average cash, minus average current liabilities, plus average short-term debt*

Strategic Mission Statement

Sonoco intends to be the low-cost global leader in providing customer-preferred packaging solutions to selected value-added segments where the Company expects to be either number one or two in market share. Shareholder return, customer and employee satisfaction, commitment to excellence, integrity, environmental stewardship and a safe workplace will be the hallmarks of our culture.

Strategic Objective

To achieve average annual double-digit total return to shareholders, with returns on capital and equity in the top quartile of the Standard & Poor's 500 Index.

To Our Shareholders

We enter 2010 with a much leaner cost structure, one of the fittest balance sheets in our history and a proven cash-generating business strategy.

CLEARLY, 2009 WAS ONE OF THE MOST DIFFICULT, AND YET, ONE OF THE MORE REWARDING YEARS FOR SONOCO. The continuation of the deepest global recession in decades significantly impacted volumes Companywide, particularly in our businesses which serve industrial markets.

In response, we moved quickly to lean our business by sizing our manufacturing footprint to meet the new market realities of our served markets. In addition, we realigned our businesses and streamlined our management organization. By proactively "managing the guts" of our business, we significantly reduced costs, achieved record productivity and improved annual gross profit margins to the highest level since 2007.


CASH FLOW
FROM OPERATIONS/
FREE CASH FLOW
(MILLIONS OF DOLLARS)
227
483
445
379
392
$520
390
260
130
05
06
07
08
09
FREE CASH FLOW
CASH DIVIDENDS
CAPITAL EXPENDITURES
FREE CASH FLOW EQUALS CASH FLOW FROM OPERATIONS MINUS CAPITAL EXPENDITURES AND DIVIDENDS

Our successful strategy to grow our businesses serving consumer markets resulted in record operating profits in our Consumer Packaging segment and record new product sales. While operating profits from our Tubes and Cores/Paper segment declined nearly 50% year over year, we did see sequential improvement in volumes during the second half of the year, and our restructuring actions and productivity initiatives helped strengthen results.

Cash flow from operations was extremely strong, helped by our efforts to aggressively manage working capital. We improved the financial fitness of the Company by paying down $116 million of debt and making a voluntary $100 million contribution to fund our U.S. pension plan. As a result, Sonoco enters 2010 in one of its strongest financial positions in our history.

For the 85th consecutive year, we paid shareholders cash dividends, which for the year totaled $1.08 per share. Combined with the appreciation of Sonoco's stock price, shareholders received a 32.3% total return in 2009, which exceeded most major equity indices.

Despite extremely tough global economic conditions, our management and employees kept their focus on improving what we can control. We improved customer service—using what we call the perfect order—by maximizing on-time shipments, accurately filling and invoicing orders, and providing top-quality products. Our employees remained focused on safety, reducing recordable injuries 23% and achieving another record low total incident rate, or TIR, of .55.

Summary of 2009 results

Sonoco's sales declined, down 13% from 2008 levels, to $3.6 billion. Volumes declined throughout the Company, but most notably in our industrial-focused businesses. Sales were also negatively impacted by declining selling prices, again primarily in our more recession-sensitive Tubes and Cores/Paper segment, resulting from lower raw material and other input costs. These declines more than offset price increases in our Consumer Packaging segment that were put in place to counteract higher material and other costs. The stronger dollar during much of the year also reduced total sales by $138 million.

Earnings were $151.5 million ($1.50 per diluted share), compared with $164.6 million ($1.63 per diluted share) in 2008. Earnings in 2009 were negatively impacted by after-tax restructuring charges of $23 million and a $5.3 million charge related to a retrospective tax law change in Mexico. 2008 earnings were negatively impacted by a $31 million, after-tax, noncash impairment charge related to the Company's remaining interest in the sale of its high density film business and $30.8 million in after-tax asset impairment and restructuring charges.

Base earnings were $179.8 million ($1.78 per diluted share), compared with $226.4 million ($2.24 per diluted share) in 2008. This 21% decline was primarily due to lower Companywide volumes and increased pension costs of $33 million, after tax. These items were partially offset by strong productivity improvements, reduced fixed costs and a favorable price/cost relationship. The net impact of these factors pushed our gross profit margin to 18.5%, the highest level reached since 2007, and an increase from 17.6% in 2008. (Information about base earnings and base earnings per diluted share along with reconciliations to the most closely applicable GAAP financial measure is provided on pages 18-19 of the Form 10-K contained within this report.)



Harris E. DeLoach Jr., Chairman, President and Chief Executive Officer

Despite a $100 million voluntary pension contribution, cash generated from operations was the third highest in Company history at $391 million, exceeding the $379.4 million generated in 2008. Without the pension contribution, cash flow would have been near a record, due primarily to our efforts to effectively manage inventories and other elements of working capital. Cash flow from operating activities was used to pay down debt, fund capital expenditures of $104.2 million and return $107.9 million to shareholders through dividends.

At year end, total debt was $581 million, compared with $690 million at the end of 2008. The Company's debt-to-total-capital ratio declined to 29.6% at year end, compared with 37% at the end of 2008. We maintain a strong liquidity position, as cash on hand increased year over year by $84 million to a total of $185 million. We also had no borrowings outstanding under the Company's $500 million commercial paper program, which is fully supported by a bank credit facility provided by a syndicate of banks committed until May 2011.

Successful consumer strategy leads to record results

At the start of this decade, we began implementing a strategy to shift the mix of our business toward faster growing and less volatile consumer-related markets to reduce the cyclical effects of our more mature industrial businesses. This strategy continues to show remarkable success as our Consumer Packaging segment achieved record operating profits of $170 million, up 30% from 2008. Our profit growth momentum has continued with this segment reporting eight consecutive quarters of year-over-year improvement.

SALES BY OPERATING SEGMENT
(MILLIONS OF DOLLARS)


Consumer Packaging
1,551
Tubes and Cores/Paper
1,339
426
Packaging Services
281
All Other Sonoco

Sales generated by our diverse consumer packaging and services businesses were about 58% of the Company's total sales this year, as compared with 54% in 2008. In 2000, approximately 54% of our sales were from industrial markets, compared with 46% from consumer markets. As a result of our strategy during the decade, we have grown consumer-related sales by more than 80%, while operating profits from these businesses increased by about 90%, excluding the impact of pension costs. We believe that sales from our consumer-focused businesses will likely reach more than 60% of total sales by 2012, although we still expect to grow sales from our global industrial markets.

In 2009, we streamlined our consumer organization, combining nine separate divisions into four global business units. To continue growing these businesses, we are focused on improving our total solutions offering to consumer product companies by providing the industry's most complete portfolio of packaging and supply chain services, ranging from product creation to reclamation.

To complement our total solutions effort, we provide "one face" of senior account leadership to coordinate all aspects of our relationships with our largest consumer product customers and promote cross selling of our diverse mix of products and services. Since launching this Corporate Customer program in 2005, we have steadily expanded it to include our seven largest consumer product customers. Combined, these Corporate Customers account for approximately

27% of Sonoco's net sales. Over the past three years, we have been awarded nearly $200 million in new business from these customers, which has more than offset general sales erosion.

About 60% of our new product sales also come from our Corporate Customers. In 2009, we set an impressive record by generating more than $179 million in new product sales, up 31% from last year. New consumer-related products accounted for $162 million of this total, which was up 39% from last year. We launched a number of new rigid paper, rigid plastic, flexible packaging and ends and closure products in 2009. The introduction of Kraft Foods' *Maxwell House* coffee in Sonoco's high-performance composite can illustrated our ability to collaborate with our Corporate Customers to develop "game changing" packaging alternatives. (A more detailed case study of this impressive effort is found on pages 9-11.)



NEW PRODUCT SALES
(MILLIONS OF DOLLARS)
87
111
100
137
179
$200
150
100
50
05
06
07
08
09
CONSUMER
INDUSTRIAL

Approximately 74% of our consumer packaging and services sales occurred in the United States. However, we are targeting international sales growth, particularly in our Packaging Services business. Since 2005, we have grown from virtually no sales to about $140 million in sales from our four contract packaging centers in Poland, including a new center which opened in 2009. (A more detailed case study of our success in Poland can be found on pages 16-17.) In addition, we are pursuing other consumer packaging and packaging services growth opportunities in Europe, Mexico, South America and Asia as we follow our customers to faster-growing markets.



TOTAL PRODUCTIVITY
(MILLIONS OF DOLLARS)
77.4
95.8
96.5
78.4
121.5
$140
105
70
35
05
06
07
08
09
SUPPLY MANAGEMENT
FIXED
OPERATIONS

Industrial markets slowly rebounding

The global recession significantly impacted our industrial volumes in 2009, which together with lower selling prices and unfavorable exchange rates, resulted in sales in our Tubes and Cores/Paper segment declining 20%. While volumes were down sharply in the first half, we began to see stabilization in the third quarter, and fourth quarter volumes showed improvement over weak fourth quarter 2008 levels.

Unfortunately, declining volumes necessitated the closure of a paper mill in the United States, five tube and core plants—three in the United States, one in Europe and one in Canada—and a wooden reel facility. To improve efficiency, we also streamlined our 10 industrial products divisions into two business units—North American Converted Products, which includes all of our industrial carrier businesses; and the Primary Materials Group, which includes our paperboard mills, internal supply operations and recycling. Our European, South American and Asian paperboard, recycling and industrial converted products businesses continue to report to regional general managers.

Changes in the global marketplace led us to modify our industrial strategy and take steps necessary to make this business a stronger cash generator while pursuing opportunities to grow in new geographies and markets. Although we already have low-cost operations, we have begun implementing an operational excellence initiative aimed at assuring that we have the most efficient operations in our industry.

We expect that our base tubes and cores business will perform in line with the general economy, with growth coming from investments in markets in South America, Eastern Europe and Asia. In addition, we continue to look for acquisition opportunities to rationalize operations in more mature markets, particularly in North America and Europe.

We also are working to leverage our existing technology. Our paper-based protective packaging business continues to grow through entry into new markets and international expansion. (Read more about this on pages 22-23.) Investments in our recycling business are expected to continue increasing our ability to process more residential and commercial single-stream materials and expanding our highly successful waste-reduction service called Sonoco Sustainability Solutions, LLC or S3. (Read more about these efforts on pages 20-21.)

CASH DIVIDENDS PAID TO SHAREHOLDERS
(DOLLARS PER SHARE)


.91
.95
1.02
1.07
1.08
$1.20
.90
.60
.30
05
06
07
08
09

Leaders in producing leaders and sustainability

Throughout our 111-year history, we have been recognized not only as leaders in the packaging industry, but as leaders in producing leaders. During 2009, Sonoco was recognized by *Fortune* magazine as one of the top five "Most Admired" companies in the packaging industry. And in December, we were also recognized for the third consecutive time as one of North America's 25 Top Companies for Leaders. Sonoco was ranked 20th against some of the best businesses in America; no other packaging company was recognized.

TOTAL DEBT
(MILLIONS OF DOLLARS)


782
764
850
690
581
$1,000
750
500
250
05
06
07
08
09

With the September launch of our True Blue™ line of sustainable packaging, we are setting a new standard for more environmentally responsible packaging. (Read more about this on pages 12-13.) Also, for the first time, we were listed on the Dow Jones Sustainability World Index. Sonoco is one of only three global packaging companies to be listed on this highly regarded socially responsible investor equity index. Finally, we were honored by *Newsweek* magazine as one of the Top 100 Greenest Big Companies in America. Sonoco was the highest ranked U.S.-based packaging company in terms of sustainability. (Read more about the Company's sustainability efforts on pages 6-7.)

Outlook

We enter 2010 with a much leaner cost structure, one of the fittest balance sheets in our history and a proven cash-generating business strategy that will allow us to grow our businesses while providing competitive returns to our shareholders.

We expect sales demand to remain near the levels experienced during the second half of 2009, which would lead to favorable year-over-year comparisons for the first half of 2010, particularly in our recovering industrial businesses. We also expect continued improvements in productivity, and our restructuring actions and other cost-control measures will aid results and position us well for a continued economic recovery. Further helping us in 2010 will be decreased pension expenses as a result of our $100 million voluntary contribution and a strong 2009 investment performance.

Yet we still face challenges throughout our global businesses. The rebound from the recession will likely be less robust than in past recoveries. Prices are likely to continue to be volatile. For example, the cost of recovered paper, our primary raw material, has doubled since November 2009, which is forcing us to implement price increases with our customers and may pressure margins. We effectively navigated the depths of the recession and have successfully dealt with rising raw material costs before. We are confident in our ability to manage through the challenges 2010 has in store and to deliver another year of strong performance for all our stakeholders.

Thank you for your continued support and for entrusting us with your investment.

Harris E. DeLoach Jr.
Chairman, President and Chief Executive Officer
March 9, 2010

Sustainability

Sonoco establishes a greenhouse gas emission reduction goal, pursues zero landfill disposal and is recognized as a leader in sustainable packaging.

SONOCO CONTINUED TO SET THE STANDARD FOR SUSTAINABILITY IN THE PACKAGING INDUSTRY IN 2009. Sonoco's Sustainability Council established metrics to measure its progress toward a series of environmental, social and economic goals and the Company announced new environmental targets designed to reduce its carbon footprint by cutting greenhouse gas (GHG) emissions from its manufacturing facilities.

"Using 2008 as our baseline year, Sonoco is committed to reducing GHG emissions from our North American facilities by 15% by 2013," said Harris DeLoach. "To achieve this, we expect to reduce energy usage through targeted investments and initiatives at our uncoated recycled paperboard mills. (Read more about this on page 18.) This will include changing process steam production at some mills to either renewable or other less carbon-intensive fuels."



Dow Jones Sustainability Indexes
Member 2009/10

Although this emission reduction goal currently targets Sonoco's North American operations, which were responsible for approximately 72% of its 2009 revenues, the Company has also established measurement tools and begun compiling emission data from its international operations to develop broader GHG reduction goals in the coming years. Sonoco remains focused on continuing to decrease other air emissions, energy consumption and water usage.

Sonoco continued to aggressively work to reduce the wastes generated by its production and warehouse operations, with the goal of achieving zero landfill disposal. A new cross-functional group composed of representatives from each of Sonoco's non-production buildings, the Hartsville Campus Sustainability Council, was also formed to help Sonoco's corporate headquarters become a model "green" office environment. The Council expanded and revitalized the "It's Easy Being Green" office waste recycling initiative first introduced in Hartsville in 2007 and coordinates campus recycling, energy conservation and other sustainability initiatives. Council members have also been charged with increasing employee recycling and energy conservation, sharing campus best green office practices and developing, tracking and reporting key landfill avoidance and energy conservation metrics.

The Company also continued to create sustainable value for customers in 2009 by expanding its portfolio of sustainable packaging offerings and recycling services. Sonoco launched a new umbrella brand for packaging solutions and recycling services that meet stringent sustainability requirements and used its proprietary, cutting-edge, sustainable packaging design software to help customers make their packaging more environmentally friendly by substituting materials, down-gauging structures and simplifying packaging to improve its recyclability. Expansion of the Company's S3 waste reduction service continued in 2009, as both the volume of recyclable materials collected and number of large consumer product company facilities served grew.

Sonoco received significant recognition for its commitment to sustainability in 2009. It was one of only seven U.S. companies selected to join the prestigious Dow Jones Sustainability World Index (DJSI World), which tracks the financial performance of leading sustainability-driven companies worldwide. Only three global packaging companies are listed on DJSI World, and only about 10% of the approximately 3,000 companies invited to participate in the program were chosen.

Sonoco's inclusion on this elite index, according to DeLoach, was the result of an improvement in the Company's ranking on a

SAM SUSTAINABILITY YEARBOOK 2010 SCORES
(CONTAINERS & PACKAGING SECTOR RESULTS – PERCENT)


74
70
71
71
61
40
42
46
100
75
50
25
Economic
Environmental
Social
Total

SONOCO
SECTOR AVERAGE

number of environmental stewardship and social responsibility factors. "Overall, our 2009 score improved by 17% over 2008's, demonstrating the progress we're making in all of our global operations," he said.

This improvement was also recognized by SAM (Sustainable Asset Management), which has assessed and documented the sustainability performance of more than 1,000 corporations annually since 1999. In its Sustainability Yearbook 2010, SAM named Sonoco the "SAM Sector Mover" in the Container and Packaging Sector for achieving the largest year-over-year sustainability performance


sam
2010
sector mover
sam
2010
bronze class

improvement of the companies in the sector's top 15%. The Company was also awarded the SAM Bronze Class status for attaining a total score within 5% of the SAM Sector Leader.

Newsweek magazine also named Sonoco one of the 100 Greenest Large American Companies and the highest ranking U.S. packaging company in its inaugural Green Rankings. Leading environmental researchers KLD Research & Analytics, Trucost and CorporateRegister.com spent more than a year developing the list and rankings by evaluating the country's 500 largest companies on their environmental performance, green policies and reputation.

CRO (Corporate Responsibility Officer) magazine also ranked Sonoco number 27 on its list of 2009's 100 Best Corporate Citizens, and *Fortune* magazine named Sonoco one of the five most admired companies in the packaging industry.

"Having our commitment to sustainability recognized by all of these highly respected groups is extremely gratifying for our employees and other stakeholders because it means they understand the importance we place on being the leader in sustainable packaging and recycling services," said DeLoach.

Sonoco received significant sustainability-related recognition in 2009. The Dow Jones Sustainability World Index, SAM and *Fortune, CRO* and *Newsweek* magazines all honored the Company for its sustainability performance.

Consumer Packaging

Conversions from metal cans to more environmentally friendly rigid paperboard containers will continue to be a key initiative for Sonoco's consumer packaging segment.

SONOCO'S CONSUMER PACKAGING SEGMENT, WHICH PROVIDES PACKAGING FOR MANY OF THE WORLD'S BEST-KNOWN BRANDS of consumer food and nonfood products, consists of 63 plants operating throughout the world. In 2009, this segment accounted for approximately 43% of Sonoco's consolidated net sales. In addition to being the largest global producer of round and shaped paperboard composite cans, the consumer segment manufactures single-wrap paperboard packages; fiber and plastic cartridges; and thermoformed, extruded and blow-molded rigid plastic containers. Aluminum, steel, plastic and peelable membrane easy-open ends and closures also are produced for composite, metal and plastic containers. This segment also provides consumer product companies with flexible packaging using thin-gauge, high-quality rotogravure, flexographic and combination printed film, including lamination and cutting-edge rotogravure cylinder engraving and global brand artwork management.

NET SALES
CONSUMER PACKAGING
(BILLIONS OF DOLLARS)



1.26 1.32 1.45 1.59 1.55
$1.6
1.2
.8
.4
05 06 07 08 09

Sales for the Consumer Packaging segment were $1.55 billion, down 2% from $1.59 billion in 2008. Sales decreased due to 4% lower volume overall in the segment except for small gains in rigid plastic containers. Also, unfavorable foreign exchange rates lowered sales by $34 million. Increased selling prices, resulting from higher material and other costs, partially offset these negative factors. Domestic sales were approximately $1.18 billion, flat with 2008, while international sales were down 8.7% to $371 million due to unfavorable foreign exchange rates.

Segment operating profits increased to a record $169.9 million, up 30% from $131 million in 2008. The increase was due to the impact of a favorable price/cost relationship as selling prices were increased and, due to timing, more than offset a significant increase in raw materials and other input costs. Strong productivity and purchasing initiatives were able to offset the impact of lower volume and higher pension costs.

Composite can unit sales declined in 2009 due primarily to lower snack container volume, impacted by recession-related reduction in consumer spending. Sonoco continued to successfully help consumer product companies convert from metal cans to less costly and more environmentally friendly rigid paperboard containers, particularly in powdered infant formula and coffee. During the year, the Company converted PBM Nutritionals' private label powdered infant formula (PIF) to composite cans, and Heinz successfully launched a new PIF composite can that received the Italian Institute of Packaging Special Quality Design Oscar Award.

One of Sonoco's fastest growing products is rigid plastic containers. In 2009, more than 1.2 billion blow-molded rigid plastic containers were sold, up approximately 10% from 2008. Much of this growth came from the sale of bottles for nutritional drinks and supplements, such as Abbott's Ensure® and Living Essential's 5-Hour Energy® drinks, and containers used for hand sanitizers as a result of the H1N1 flu pandemic. In addition, growth came from thermoformed containers for portion control condiments, trays for fresh produce, and retortable bowls and trays for consumer and pet foods, including new microwavable trays for Nissan Food's ready-to-eat noodle dishes.

The Company's flexible packaging business showed solid improvement in operating profits in 2009. Sonoco's ability to produce high-impact graphics and high-performance laminations is complemented by new technology innovations such as easy-opening and reclose features, laser scoring and cold sealing. The Company is successfully focusing on strategic consumer markets, including hard-baked goods, confections, coffee, beverage labels and personal care products.

OPERATING PROFIT
CONSUMER PACKAGING
(MILLIONS OF DOLLARS)



105.8 110.7 105.5 131.0 169.9
$180
135
90
45
05 06 07 08 09


FLAVOR LOCK LID
ORIGINAL ROAST
Maxwell House
medium
MAKES UP TO 90 6 FL OZ CUPS
Maxwell House

Today, Kraft Foods uses Sonoco's rigid paperboard containers for several brands of coffee, including *Maxwell House*, the second largest coffee brand in the United States. Kraft Foods first began using Sonoco's high-performance composite cans in 2008 for its Yuban® and Nabob coffee brands.

WHEN KRAFT FOODS DECIDED TO EXPLORE PACKAGING ALTERNATIVES to the metal cans it was using for its *Maxwell House* brand coffee, the company had specific goals in mind. It wanted a supplier that could provide a total systems approach by bringing together disparate resources and offer a singular solution from a single source—simply and seamlessly. It also wanted a supplier that could deliver a new packaging solution for coffee that proved more sustainable and less costly, while providing similar performance to metal cans.

With those goals in mind, Kraft Foods turned to the world's largest producer of rigid paperboard cans—Sonoco. Since 1899, Sonoco has provided innovative packaging solutions to some of the world's most recognizable brands. According to Vicki Arthur, Sonoco's vice president of Global Corporate Accounts, it is the Company's unique ability to deliver complete and customized packaging solutions and turn-key project management capabilities that separates Sonoco from its packaging peers.

"We have positioned ourselves as the industry's only total solutions provider for consumer product companies, offering a full range of packaging supply chain products and services ranging from creation to reclamation," she explained. "Other companies have attempted to duplicate our business model, but what we're doing is truly unequaled in the industry."

In the case of the *Maxwell House* project, Sonoco

Sonoco produces its patented Sealclick® plastic closures for the *Maxwell House* Flavor Lock Lid at its molded plastics plant in Forest City, N.C. In total, seven divisions and 11 Sonoco plants contribute to the production of the new *Maxwell House* composite can.



assembled a dedicated team of employees from various divisions within the Company to collaborate on the venture. For more than two years, this team worked to develop a package that could successfully meet the cost objectives and performance expectations of Kraft Foods. The result—a high-performance rigid paperboard can that represents the next generation of coffee packaging. Designed and manufactured specifically for Kraft Foods' coffee products, the *Maxwell House* container officially hit store shelves in the spring of 2009.

Six different components—all made by Sonoco as part of its total solutions portfolio—make up the new *Maxwell House* package. The can is spiral-wound from 100% recycled paperboard and includes a high-barrier liner that helps deliver great tasting coffee cup after cup. Sonoco's patented Ultraseal® membrane end is used for the container's opening. Created for nonprocessed applications like coffee, the flexible end creates a hermetic seal and features a unique valve that releases built-up pressure that can occur in coffee packaging.

The can's overcap is made using Sonoco's patent pending Sealclick® plastic closure technology, which produces a lid for the can that tightly reseals—with an audible snap—by simply applying pressure using both thumbs. Kraft Foods calls this new overcap its "Flavor Lock Lid."

Finally, to help differentiate the look of the new *Maxwell House* can, Sonoco uses its state-of-the-art gravure cylinder engraving operations and rotogravure presses to create a unique and vibrant label. And, because the can has no ribs or grooves, its smooth surface provides superior billboarding for the newly created *Maxwell House* graphics.

Sonoco's high-performance can also is more environmentally responsible than metal, reducing the amount of raw materials required for package production by more than 4 million pounds annually. Also, when compared to metal cans, Sonoco's composite cans require less energy to manufacture and result in fewer greenhouse gas emissions. Another fact worth noting is that the recycled paperboard that makes up most of the container's weight is chain-of-custody certified by the Forest Stewardship Council (SW-COC-003307), the Sustainable Forestry Initiative (PWC-SFICOC-294), and the Programme for the Endorsement of Forest Certification (PWC-PEFC-294).

"We were looking for a new and contemporary look for the *Maxwell House* brand that also offered cost savings, sustainability, performance and innovation," said Allison Doubles, Kraft Foods' group leader for Packaging Development – Beverages. "Sonoco was able to successfully marry all of those elements together to give us the kind of performance and 'new look' on shelf we were seeking.


ORIGINAL ROAST
Maxwell House

Six components make up Sonoco's high-performance composite cans. Paper for the cans comes from a plant in Richmond, Va.; the high-barrier liners are manufactured in Morristown, Tenn.; the patented Ultraseal membrane ends and bottoms come from plants in Memphis, Tenn; the overcaps are made in Forest City, N.C.; and labels are manufactured in Winnipeg, Manitoba, Canada. Adhesive for can construction is supplied through a plant in Hartsville.

"And the Flavor Lock Lid was really the game changer for us. There's no other company that is offering something similar."

Sabrina Dixon-Garrett, Sonoco's account development manager for the project, said the Sonoco team spent a great deal of time developing and perfecting the Flavor Lock Lid.

"While we worked hard on every detail of the package, it was especially important for us to understand how the Flavor Lock Lid needed to fit and work in conjunction with the composite can," she explained. "We wanted a lid that not only sealed properly, but also provided that audible 'click' that reassures consumers the can is sealed tight."

Arthur believes collaboration is a key element in the success of any project, and that the "one face" approach of Sonoco's Corporate Customer program has been instrumental in improving collaboration with customers. She added that the *Maxwell House* project is a great example of the value that is created when Sonoco partners closely with one of its major customers.

"The conversion project with Kraft Foods is what our Corporate Customer program and our total solutions approach are all about," she said. "It was a true partnership where we exchanged ideas and shared information with each other from the conceptual phase through design, testing and market entry. The resulting package is one we're all proud of and that is reshaping how the coffee industry packages its product."


PJ's
COFFEE
Southern Pecan
Colombian Supremo
French Roast

The vibrant three-ply foil-based flexible coffee bags Sonoco makes for PJ's Coffee qualify as True Blue products because they require fewer materials and less energy to produce than traditional four-ply coffee bags.

A RECENT STUDY BY THE COLORADO-BASED MARKET INTELLIGENCE FIRM PIKE RESEARCH PREDICTS that the sustainable packaging market will nearly double from $88 billion in 2009 to $170 billion in 2014 as more and more consumers, manufacturers and retailers worldwide demand eco-friendly packaging.

A longtime leader in sustainable packaging and the industry's only true total solutions provider, Sonoco took its commitment to meeting customers' needs for environmentally friendly packaging to the next level in 2009 with the launch of its True Blue™ brand of sustainable packaging solutions and recycling services.

"Our new True Blue brand gives consumer product customers a one-stop shop for sustainable packaging solutions that reduce their environmental footprint," said Charles Sullivan, executive vice president, Consumer, announcing the new product line in September 2009. "And because we are not limited to just one sustainable packaging platform, technology or format, our customers can choose from a variety of innovative options that meet their unique needs. The True Blue brand leverages our Company's extensive skill and experience in developing superior design concepts that meet our customers' performance, cost and sustainability requirements."

To qualify for Sonoco's new True Blue brand, a package must provide a clear environmental advantage over the package it was created to replace either through the use of more sustainable materials or source reduction. A package may also qualify for this new line of sustainable packaging solutions if it requires less energy, water and/or raw material to produce or results in fewer carbon emissions. The True Blue brand's stringent standards also require that any improvement in the sustainability of a package must be verifiable through a life-cycle assessment, third-party certification or recognition by an independent industry organization. Sonoco's True Blue product line currently includes shaped and round composite cans; blow-molded plastic containers; thermoformed packages; molded and extruded plastic products; ends and closures; printed flexible packaging; point-of-purchase displays; and protective packaging.

Sonoco's True Blue round rigid paperboard cans contain an average of 50% recycled content by weight and 35% post-consumer recycled content; Sonoco's composite cans with paper bottoms average 75% recycled content by weight. Significantly more environmentally friendly than steel cans, composite cans from Sonoco require 34% fewer energy inputs and 27% less raw material by weight to produce and result in 20% fewer greenhouse gas (GHG) emissions. The paperboard used to manufacture Sonoco's round composite cans is 100% recycled content.

Sonoco's Linearpak® shaped rigid paperboard packages, which contain an average of 55% recycled content and 50% post-consumer content, are also part of the True Blue product line. The low-barrier version of the Linearpak can is completely recyclable in the mixed paper stream and the paperboard Sonoco uses to make all of its Linearpak containers is 100% recycled material.

The Company's growing line of True Blue rigid plastic health and beauty product containers is engineered to require less plastic to produce than typical rigid plastic containers, but provide the same level of product protection, consumer convenience and shelf appeal. Sonoco has also reduced the amount of metal used in its metal ends and closures by approximately 10% in the past few years and continues to pursue downgauging as well as VOC (volatile organic compound) reduction. The Company also offers True Blue approved Ecoseal™ and Safetop® peelable paper membrane closures. Sonoco's innovative True Blue three-ply,



SONOCO
True blue™
PRODUCTS

Go green. Choose **blue**.™


SONOCO
True blue
PRODUCTS
Go green, choose Blue

Sonoco's True Blue product line includes round and shaped composite cans; blow-molded plastic containers; thermoformed packages; molded and extruded plastic products; printed flexible packaging; ends and closures; point-of-purchase displays; and protective packaging.

matte-finished, foil-based flexible coffee bags are leaner and greener than traditional four-ply flexible coffee bags, allowing coffee producers to reduce their product's environmental footprint without sacrificing performance or vibrant packaging. True Blue Sonotort® retort flexible pouches simplify processed food and beverage packaging and, when compared to less sustainable glass jars, provided improved results in a third-party life-cycle assessment, including a 97% reduction in material weight inputs, a 34% reduction in energy inputs and an 85% reduction in GHG emissions.

Packaging designers and engineers and material scientists throughout the Company are working to expand the product line, and Sonoco's True Blue sustainable packaging solutions are supported by proprietary sustainable packaging design software that helps customers reduce their packaging environmental footprint by substituting or eliminating materials, down-gauging structures and simplifying the package to improve its recyclability. Sonoco also continues to increase the number of partnerships with customers in which it recovers and recycles packaging and reduces landfill wastes coming from their manufacturing, distribution and retail locations.

"Our new True Blue line of sustainable products and services and Sonoco's total packaging solutions capabilities create sustainable value for customers by helping them meet the growing demand for eco-friendly packaging. They also give Sonoco a real competitive advantage as the sustainable packaging market expands," added Sullivan.

Packaging Services

Sonoco's retail merchandising capabilities are key to its total solutions consumer packaging and services strategy.

THE PACKAGING SERVICES SEGMENT ACCOUNTED FOR APPROXIMATELY 12% OF SONOCO'S CONSOLIDATED NET SALES IN 2009. This segment provides packaging supply chain management—custom and contract packing, fulfillment, primary package filling and scalable service centers—and designs, manufactures, assembles, packs and distributes temporary, semipermanent and permanent point-of-purchase (P-O-P) displays.

Sales for the Packaging Services segment in 2009 were $426.5 million, compared with $501.4 million in 2008. Sales declined on volume shortfalls in North America. These volume shortfalls were related to lower activity in the dedicated service centers and were partially offset by increased service center volume in Poland. Domestic sales decreased to approximately $285 million, a 14.7% reduction, while international sales decreased 15.3% to approximately $141 million.



NET SALES
PACKAGING SERVICES
(MILLIONS OF DOLLARS)
443 444 502 501 426
$600
450
300
150
05 06 07 08 09

Operating profits for the segment were $11 million, compared with $28.5 million in 2008. This decrease was attributable to lower volumes in P-O-P displays, an unfavorable shift in the business mix and higher pension costs. Lower fixed costs, resulting from restructuring actions, mitigated a portion of the unfavorable factors. Although service center volume decreased, this had little impact on profits; sales were on a pass-through basis with no significant gross margin.

Service centers

At seven dedicated service centers and eight multi-customer operations in the United States and Europe, Sonoco provides materials production, assembly and fulfillment services, and global supply chain management services to major consumer product companies. Sonoco packages razors and blades for a major consumer product company at service centers in Lodz, Poland, and in Massachusetts. (See Case Studies: Poland Service Centers on page 16 for more information.)

Sonoco opened a new packing line for Hewlett-Packard printer cartridges near Sao Paulo, Brazil, in 2009, and was asked to handle North American packaging services for the LEGO Group at a new Monterrey, Mexico, service center that opened in January 2010. In August 2009, the Company began providing "special pack" display assembly and fulfillment for General Mills' Palmyra, Pa., distribution center, and will begin providing the same "special pack" services at a General Mills' Social Circle, Ga., facility in mid-2010.

Point-of-purchase displays

Sonoco is one of the largest providers of retail displays and fulfillment services in the United States. The Company's retail merchandising capabilities are a key component of its total solutions consumer packaging and services strategy.

The vibrant, four-sided BIC Create-A-Pack Mark-it® permanent marker display that Sonoco designed and produced for an exclusive, joint BIC USA/Staples back-to-school promotion arrived at stores fully assembled and prepacked. The display's innovative marquee header retracted to protect the product and reduce its shipping size. Its high-gloss, UV coating, bright colors and engaging marker presentation attracted shoppers' attention, and its plastic bag dispensers let shoppers buy only the markers they needed, instead of prepackaged sets.



OPERATING PROFIT
PACKAGING SERVICES
(MILLIONS OF DOLLARS)
42.5 38.1 43.5 28.5 11.0
$48
36
24
12
05 06 07 08 09

High-impact P-O-P displays from Sonoco also played a key role in Novartis Consumer Health's November 2009 nationwide launch of Prevacid® 24HR delayed release capsules. Sonoco designed an in-store display exclusively for


NEW
24HR
PREVACID
PREVENT ACID
24
HOURS

Above: The performance of Sonoco's BIC Create-A-Pack Mark-it in-store display during an exclusive, BIC/Staples joint back-to-school promotion pleased both BIC and the retailer. Left: Sonoco's capsule-shaped, light-up display designed and produced exclusively for CVS drug stores played an important role in Novartis Consumer Health's nationwide launch of Prevacid®24HR heartburn treatment.

CVS drug stores to make shoppers aware that the new heartburn treatment was available there. The semipermanent endcap featured a large, translucent, vacuum-formed replica of a Prevacid®24HR capsule with motion-sensor activated LED lighting that glowed teal and pink when approached, attracting consumer attention throughout the store. A clear brochure pocket dispensed product brochures and coupons, and the display's gravity-fed design kept it looking full.



Sonoco provides packaging services for the LEGO Group's Education products in Europe at a dedicated service center in Strykow, Poland.

SONOCO'S GLOBAL SERVICES OPERATIONS IN POLAND HAVE GONE FROM AN EMPTY FIELD IN LODZ AND NO SALES IN 2005 TO FOUR SERVICE CENTERS with approximately 3,000 employees serving five of the world's best-known consumer product companies and sales of about $140 million in 2009. This impressive growth is due in large part to the effectiveness of the postponement strategy Sonoco uses at its service centers, according to Charles Sullivan.

"Our service center business model is ideal for open-stock SKUs (stock-keeping units) where packaging is what differentiates the product, either in combinations of different products or in the number of items packaged," said Sullivan. "Delaying packaging until a product has been ordered by a retailer helps our customers get the right product to the right place at the right time. It also helps them reduce unnecessary inventory, improve customer service, eliminate obsolescence and reduce costs."

Sonoco's service centers in Poland and North America are located near customers' manufacturing or distribution centers, where customers produce or store basic product units until they receive an order from a retailer. The customer then ships the product to Sonoco's service center to be packed, often in store-specific packaging.

"Both consumer and retail demand can vary greatly from day to day and week to week," said Sullivan. "And retailers are giving our customers less lead time on orders. That means we have to be extremely flexible in staffing and packaging capacity at our service centers. We use a team of full-time core employ-



In January 2010, Sonoco began providing North American packaging services for the LEGO Group at a new service center in Monterrey, Mexico.

ees, who are generally in plant management or professional positions, and temporary workers to achieve the staffing flexibility it takes to meet our customers' changing needs. When a customer receives an order from a retailer, we look at the size and required delivery date of that order to determine if all or part of the service center's work force is needed to get the job done on time. The work force at all of our service centers constantly fluctuates along with the needs of our customers."

The ability to quickly hire and train a large work force in a foreign country has also played an important part in the success of Sonoco's service center operations in Poland.

"When we first began service center operations in Poland, we wondered if we'd be able to hire and train enough local workers fast enough. Poland's work force is highly educated, motivated and flexible. Not only did our new Polish employees learn the job quickly enough, today, they, not Sonoco employees from America, are running our service centers in Poland," said Sullivan.

Sonoco began packaging razors and blades for a major consumer product company at a service center in Lodz, Poland, in 2006, and the Company's service center operations in Poland expanded in 2007 with the opening of a new Company-operated facility in Strykow, where Sonoco provides packaging services for the LEGO Group's Education products. Sonoco also began providing packaging services for a wide range of Swiss Precision Diagnostics medical test kits at a second Strykow service center across the street last year.

In 2009, Sonoco also began managing all of Colgate-Palmolive's European promotional packaging requirements for its Colgate® oral care products at a new dedicated service center in Wroclaw, Poland. Located near Colgate's new Swidnica oral care manufacturing facility, this new Sonoco service center provides Colgate with program management, materials purchasing and warehouse and distribution management.

POLAND PACKAGING SERVICES SALES*
(MILLIONS OF DOLLARS)


27
81
103
125
138
$160
120
80
40
05
06
07
08
09

*USING CONSTANT 2009 EXCHANGE RATES

"Because of the language issue and differing consumer needs and demands, packaging for each European country tends to be different," said Sullivan. "Employees at our Wroclaw service center help Colgate meet this need cost effectively by taking bulk stock of Colgate oral care products and reconfiguring them into shelf-ready and promotional formats for different retail channels across Europe."

Poland, according to Sullivan, offers Sonoco a real, long-term opportunity for growth. "All four of our service centers in Poland are large facilities with plenty of room for expansion. Not only do they have enough room for additional customers, they've got the space for compatible packaging technologies. With the demand for consumer goods continuing to grow in Eastern Europe's developing countries, our customers are looking eastward for new growth. Once there, they want a packaging partner with a proven business model, extensive experience, technical expertise and a solid balance sheet that they can count on.

"Poland makes sense for Sonoco and its customers because it's centrally located, right in the middle of where economic growth will take place in the next 10 to 15 years. It also has a high-quality, ambitious and flexible labor force, and is still a very affordable place to do business. We've quickly grown service center sales by tailoring the packaging services we provide to each customer's unique needs, hiring and training a pool of motivated employees and by empowering our employees in Poland to help their facility make money. As successful as Sonoco has been in Poland so far, I firmly believe given our capabilities, Poland's location, the quality of the available work force and the evolution of the global economy, the best is yet to come."

Tubes and Cores/Paper

Sonoco is a vertically integrated global manufacturer of uncoated recycled paperboard and the world's largest producer of tubes and cores.

PRODUCTS AND SERVICES IN SONOCO'S TUBES AND CORES/PAPER SEGMENT INCLUDE PAPERBOARD TUBES, cores, roll packaging, molded plugs, concrete forms, void forms, rotary die boards, recycled paperboard, chipboard, tubeboard, corestock, boxboard, linerboard, corrugating medium, pallets and pallet components, and recovered materials and services. This segment, which serves markets through 166 plants on five continents, accounted for approximately 37% of Sonoco's net sales in 2009.

NET SALES
TUBES AND CORES/PAPER
(BILLIONS OF DOLLARS)


1.48 1.53 1.71 1.67 1.34
$2.0
1.5
1.0
.5
05 06 07 08 09

The Company's paper operations provide the primary raw material for its fiber-based packaging. Approximately 60% of the paperboard manufactured by Sonoco is used for its fiber-based packaging, including tubes and cores, protective packaging and composite cans. This vertical integration strategy is supported by 21 paper mills with 31 paper machines and 48 recycling facilities throughout the world. In 2009, the Company had the capacity to manufacture approximately 1.8 million tons of uncoated recycled paperboard.

Sonoco's Tubes and Cores/Paper segment experienced one of its most difficult years in 2009. Sales for the segment were $1.34 billion, down 20%, compared with $1.67 billion in 2008. The decrease in sales was a direct result of the deepening global recession that occurred throughout much of the year and its overall impact on volumes and exchange rates.

The most significant volume declines occurred in North American and European tube and core operations. Volume declined most notably during the first half of the year and began to stabilize in the third quarter. Fourth quarter volumes showed improvement over a weak 2008 fourth quarter. Domestic sales were down approximately $166 million, or 20.8%, to approximately $634 million. International sales decreased approximately $169 million, or 19.3%, to approximately $705 million, with approximately $81 million of the decline a result of unfavorable foreign exchange rates.

Operating profits for the segment were down more than 50% from $145.8 million in 2008 to $72.3 million in 2009. The combination of lower volumes, an unfavorable shift in the mix of business, an unfavorable price/cost relationship and higher pension costs all contributed to this decrease.

Beginning in 2010, the Company began selling corrugating medium from a machine in Hartsville, that had been producing for a third party on a cost-plus-fixed-management-fee arrangement. Annual corrugating medium sales are expected to be approximately $50 million.

Energy efficiency reduces costs, improves productivity

Earlier this decade, Sonoco's global paperboard operations began implementing a strategy to reduce the energy consumed in paper production. In 2009, the Company's paper mill operations exceeded its goals by reducing overall energy consumption by 3.5%, saving approximately $2 million. Over the past decade, the Company's total energy consumption at its paper mills has been reduced by 18%, saving approximately $15 million.

While strategies to reduce energy are specific to each mill, the tools used at each location are generally the same. At many mills, variable frequency drives are used in various pieces of equipment to reduce horsepower output. This allows the engines and motors to be run at adequate levels to operate the equipment, but not at maximum levels that require higher energy usage. Waste heat recovery systems also have proven helpful at lowering energy use at the mills. These systems work by capturing the heat that typically is lost through boiler stacks, effluent streams and other sources, and reusing that heat in some other capacity inside the mill.

OPERATING PROFIT
TUBES AND CORES/PAPER
(MILLIONS OF DOLLARS)


107.1 148.2 168.8 145.8 72.3
$180
135
90
45
05 06 07 08 09



Sonoco's global mill system has the capacity to manufacture approximately 1.8 million tons of uncoated recycled paperboard annually, including 170,000 tons of corrugating medium. Approximately 60% of the paperboard produced is used by Sonoco to produce industrial carriers, including tubes and cores, protective packaging and other fiber-based packaging.

The mills also have been successful in conserving energy by replacing older, existing lights with higher efficiency fluorescent bulbs. Approximately 20% of the less-efficient incandescent bulbs found in Sonoco's paper mills were replaced in 2009. The mills also have benefitted from having "energy champions" at each location. These individuals are responsible for understanding the energy demands of their specific locations through regular assessments. They also are responsible for improving employee awareness of energy conservation programs and identifying areas where efficiencies can be implemented.



Expanded facilities and new upgrades to equipment at Sonoco Recycling's center in Charlotte, N.C., have allowed the facility to handle more residential materials as well as more nontraditional recyclables, such as the molded pulp cartons shown above. The Charlotte center will become a full-scale materials recovery facility in 2010.

SONOCO'S ROOTS IN RECYCLING GO BACK NEARLY 100 YEARS, but a turning point in its recycling strategy came in 1993 when the Company began processing residential materials in addition to materials from commercial and industrial customers.

"We were at a crossroads with our recycling business at the time. We were aware of the trends taking place in the marketplace, and we had to decide whether to be a big player or a small player," said Marcy Thompson, vice president and general manager, Sonoco Recycling, Inc. "Ultimately, we decided the timing was right for expanding into residential markets, and it has clearly been the right move."

Residential recycling now makes up about 10% of the tons collected by Sonoco Recycling in North America. Expanding residential recycling is one reason why Sonoco Recycling was able to grow its collections by 4% in 2009, while the recycling industry's collections declined on average by about 10% due to the recession. Most of the Company's collections growth in 2009 came from a series of new contracts won from municipalities looking to improve or expand their materials recovery programs.

The most recent addition to Sonoco's list of municipalities served is the City of Durham, N.C., which signed a two-year contract with Sonoco Recycling to haul, sort and recycle residential and commercial materials. Recyclable materials collected from the city are delivered to Sonoco Recycling's facility in Durham before being transferred to the Company's full-scale materials recovery facility (MRF) in Raleigh, N.C. The contract with Durham brings to 125 the number of cities and towns served by Sonoco Recycling in North America, including 13 in the Research Triangle Park area of North Carolina.

Thompson said when Sonoco becomes a business partner with a community, the Company works to take that relationship beyond the recycling of materials. She points to the City of Durham as a good example. "We have made a significant commitment to the city, and we plan to integrate ourselves into the community through a number of outreach initiatives, including public education programs and partnerships with local elementary schools," she said. "We also have plans for a number of recycling events for the community that target various types of paper and e-waste."

Durham Deputy City Manager Ted Voorhees said that Sonoco Recycling offers the service capabilities needed to meet the city's recycling requirements, and the Company was able to make assurances that it could handle Durham's recycling at no cost and no risk to the city. "They also have a proven track record for successfully working with municipalities and processing large volumes of materials," he explained.

New business and increased volumes create a need for additional facilities, upgraded equipment and improved infrastructure. Sonoco Recycling, which now owns and operates two full-scale MRFs in the Southeast along with 20 other processing facilities, is doing just that.

In Raleigh, where Sonoco recently extended the city's contract for an additional five years, operations have grown approximately 800% in the past decade. To keep up with the growth, Sonoco Recycling installed new baling and sorting equipment so that it could increase the center's capacity. This project was completed in September 2009 and increased baling capacity by 125% and single-stream capacity by 300%. Single-stream recycling is the process of collecting all paper, plastic, glass, metal and other material in a single container for pick up and separating those materials during processing. A single-stream solution makes recycling more convenient for residents because they do not have to sort recyclables at the curb, and this increases participation rates overall.


SOLID WASTE MGT.
DURHAM
38
Curbside residential material from the City of Durham is unloaded at Sonoco's Recycling facility in Raleigh. The City of Durham recently signed a two-year contract with Sonoco Recycling to recycle residential and commercial materials.

In November 2009, Sonoco Recycling completed a $2 million expansion project at its center in Charlotte. In addition to expanding the facility's footprint by 23,500 square feet, state-of-the-art sorting and baling equipment were installed, and the facility's outside space was redesigned to improve traffic flow. Further facility and equipment upgrades will be made by mid 2010 to turn the Charlotte facility into a full-scale MRF, bringing to three the number of MRFs owned by Sonoco Recycling. The upgraded facility will allow the Company to significantly expand its reach throughout the region.

Construction began in early 2010 to expand Sonoco Recycling's MRF in Columbia, S.C. The Company is investing approximately $2.5 million to expand this facility by 14,700 square feet. Like Raleigh and Charlotte, the expansion will feature new state-of-the-art sorting and conveyor equipment, as well as a high-speed baler to increase single-stream waste capacities. The project is expected to be completed in the second quarter of 2010.

"By expanding our service capabilities and improving our infrastructure, we're able to increase—on a significant scale—the amount of materials being processed at our facilities," Thompson stated. "This better positions us to meet the growing needs of those customers and communities that count on us."

Sonoco Recycling is one of the world's largest recyclers, annually collecting more than 3 million tons of recyclable materials, including old corrugated containers and other paper, plastics and metals. The Company operates 48 recycling facilities globally. Throughout the United States, Sonoco Recycling collects and processes more than 1 million tons of material each year through 21 locations and 10 paper mills.

All Other Sonoco

Sonoco's refrigerator pack design reduces the amount of packaging material required and relies on the strength and crush resistance of Sonopost® corner posts.

SONOCO PRODUCES PROTECTIVE PACKAGING, WIRE AND CABLE REELS, MOLDED AND EXTRUDED PLASTICS AND PAPERBOARD SPECIALTIES. These operations are reported as All Other Sonoco. In 2009, these businesses accounted for approximately 8% of the Company's net sales.

All Other Sonoco sales were $281.1 million in 2009, compared with 2008 sales of $359.9 million. Sales for All Other Sonoco decreased primarily due to lower volumes in molded plastics, protective packaging and wire and cable reels. In addition, in response to lower input costs, selling prices of these same products were lower year over year, and the impact of exchange rates was unfavorable. Domestic sales were approximately $216 million, down 23.2% from 2008, and international sales were approximately $65 million, a decrease of 17.3%.

Operating profits for All Other Sonoco were $26.4 million, compared with $44.4 million in 2008. Operating profits in All Other Sonoco decreased due primarily to volume declines and higher pension costs. The decrease was mitigated by improved manufacturing productivity, structural cost reductions and a favorable selling price/material cost variance.

In December 2009, Sonoco completed the acquisition of the injection molded plastic spools and reels assets of EconoReel Corporation of Logan, Utah. EconoReel designs, manufactures and distributes small to mid-sized diameter plastic and composite spools and reels primarily for the insulated wire market. The acquisition includes a molded plastic spools and reels manufacturing facility in Logan, and additional manufacturing assets in Mississippi.

Protective Packaging

Sonoco is a leading provider of custom-designed and engineered protective packaging solutions for household appliances, heating and air conditioning units, exercise equipment, home and office furniture, lawn and garden equipment and a variety of other consumer products. Although sales were impacted by the continuing recession in housing and the associated downturn in appliance manufacturing in the United States, Sonoco's paper-based protective packaging business drove growth last year by entering new markets and expanding globally.

Sonoco has six protective packaging operations in the United States, two in Mexico, one in Turkey and two in China, and continues to explore opportunities in South America. In 2009, the Company expanded its presence and protective packaging product offerings to take advantage of China's rapidly growing consumer market. Already producing engineered protective packaging solutions at its Kaiping plant for ICON Health & Fitness home exercise equipment and Haier washing machines made in China for export, Sonoco also began manufacturing protective packaging for Haier refrigerators made and sold in China.

Sonoco gained this new business with the potential for future growth after developing a customized, all-paper washing machine protective packaging solution for Haier in response to the global appliance manufacturer's proactive search for a design solution that would not only protect its product during shipment but also reduce the amount of packaging materials entering the waste stream. Sonoco was talking to Haier about an engineered, paper-based alternative to honeycomb packaging for the refrigerators it sold domestically when the Chinese government increased Haier's need for new, more effective packaging by launching a nationwide consumer refrigerator purchase incentive program.

The Sonopost® refrigerator pack design that Sonoco proposed and Haier is now using on refrigerators sold to Chinese consumers reduces



Sonoco's total protective packaging solution for Haier refrigerators sold in China improved product protection during distribution and reduced the amount of packaging material required.



The strength and crush resistance of Sonoco's engineered Sonopost corner posts and cross braces reduce distribution-related product damage.

the amount of packaging material required and relies on the strength and crush-resistance of Sonopost corner posts and cross braces to decrease distribution-related product damage. To develop this new protective package and ensure that it would withstand the extremely rough treatment—clamping, stacking, lifting, shifting, dropping and walking on top of the product—common to product distribution in China today, engineers from Sonoco's U.S. and Chinese protective packaging operations visited Haier's refrigerator plant repeatedly to study and understand the layout of the production line, package assembly sequence, material handling methods and equipment, test criteria and stacking requirements.

The total protective packaging solution Sonoco engineers developed replaced the honeycomb panels that Haier had been using with two front and two back Sonopost corner posts, two cross braces, a paper base and top stepper pad insert. In addition to providing improved product protection during handling and forklift clamping, Sonoco's new design also eliminates the dents and scratches in unreinforced areas of the refrigerator caused by the honeycomb packaging itself.

Washer protective packaging volume with Haier increased significantly in 2009 and Sonoco's new Sonopost refrigerator pack is helping expand and solidify the Company's relationship with this important Chinese consumer product company and grow protective packaging sales in what is expected to be one of the fastest growing consumer economies for years to come.

People, Culture and Values

Students at Clemson University's Sonoco Institute for Packaging Design and Graphics will study how consumer packaging is perceived, marketed and consumed in the future.

DESPITE FACING CHALLENGING GLOBAL ECONOMIC PRESSURES, SONOCO IS CONTINUING EFFORTS TO STRENGTHEN THE COMMUNITIES where it has a presence. One area of particular importance to the Company is its investment in improving education.

Sonoco's commitment has been critical to a pair of major projects aimed at improving and expanding learning opportunities for students at Clemson University and at the Governor's School for Science and Mathematics (GSSM) in Hartsville. At Clemson, the Sonoco Institute for Packaging Design and Graphics was officially opened in March 2009. The 28,000-square-foot facility, the first in the nation to formally house the disciplines of packaging design and graphics under one roof, will study not only how packaging is designed and manufactured, but also how consumer packaging will be perceived, marketed and consumed in the future.


SAFETY PERFORMANCE
(TOTAL INCIDENT RATE PER 100 EMPLOYEES PER YEAR)
1.99 1.49 1.19 1.03 .98 .84 .85 .75 .63 .55
2.00
1.50
1.00
.50
00 01 02 03 04 05 06 07 08 09

According to Chip Tonkin, director of the Sonoco Institute, the new facility is acting as an academic stimulator to provide the packaging industry a resource for developing new innovative technologies along with research and training. The curriculum focuses on four specific areas—consumer experience, printed electronics/optical inks, total package workflow and sustainability.

At the ribbon-cutting ceremony, Harris DeLoach said the Sonoco Institute will play a vital role in helping Sonoco and other companies better meet the changing expectations of consumers and customers in the fast-growing packaging industry.

"Packaging leaders, like Sonoco, must seek innovative opportunities where we can better address consumer trends while also addressing the real issues of packaging performance and cost. Simply stated, we must be willing to think outside the box, and a good example of that is our partnership with Clemson University and the creation of the Sonoco Institute."

Sonoco's contributions to the GSSM also are helping pave the way for a new, state-of-the-art academic center that is scheduled to open in the fall of 2010. When the new 70,000-square-foot facility is completed, it will allow the school to grow its faculty and admit 300 students each year, more than doubling the institution's previous enrollment capacity.



Above: Through ongoing training, including programs focused on eliminating motion-related injuries, Sonoco employees set a new safety record in 2009 with a total incident rate (TIR) of .55, breaking the record set a year earlier of .63. Sonoco recognized 219 of its facilities in 2009 with the Company's prestigious President's Safety Award, which is given to plants that complete 200,000 hours without a recordable injury.

Left: Sonoco's contributions to the GSSM are helping pave the way for a new, state-of-the-art academic center that will more than double the institution's current enrollment. The new facility will add classrooms, laboratories, engineering project spaces and a much-needed activities center. In addition, it will feature an economics and finance institute, a center for international education, a lab focused on world languages and culture, and a digital media center for music and art.



The Sonoco Institute for Packaging Design and Graphics opened at Clemson University in 2009. The facility acts as an academic stimulator for developing new innovative technologies, research and training focused on consumer experience, printed electronics/optical inks, total package workflow and sustainability.

GSSM President Dr. Murray Brockman said Sonoco's support continues to be instrumental in helping the school prosper. "This is the most exciting time in our school's 20-year history. A new campus tailored to scientific exploration, a faculty-directed renewal of our advanced curriculum, a planned increase in our size and a major expansion of innovative course offerings and experiential learning opportunities all are coming on line to challenge and benefit some of the most talented students in South Carolina," he said.

"As we embark on this new journey, we do so with the support, investment and partnership of Sonoco, proving once more, that with the combined efforts of a visionary company and a visionary school, anything is possible. Ten years from now, the return on Sonoco's crucial investment in GSSM will be evident, and our state will prosper."

While education remains a key component of Sonoco's community outreach efforts—accounting for approximately 75% of the Company's giving in 2009—it's not the only area of focus. Each year, Sonoco invests approximately 1% of its consolidated pretax income in nonprofit organizations to support health and welfare, arts and culture, the environment as well as education. Sonoco also continued in 2009 to provide economic and volunteer support of key economic development programs and initiatives designed to attract industry and jobs into communities where the Company operates.

Board of Directors



Harris E. DeLoach Jr., 65
Chairman of the Board since 2005, President and Chief Executive Officer since 2000. Served on the Board since 1998. Member of the Executive Committee.



James L. Coker, 69
Retired. Formerly President, JLC Enterprises (private investments), Stonington, Conn., 1979–2007; Secretary of the Company 1969–1995; President of Sonoco Limited, Canada 1972–1979. Served on the Board since 1969. Member of the Employee and Public Responsibility, and Financial Policy Committees.



Dr. Pamela L. Davies, 53
President of Queens University of Charlotte (institution of higher learning), Charlotte, N.C., since 2002. Formerly Dean of the McColl School of Business at Queens University of Charlotte 2000–2002; Professor of Management and Dean of the LeBow College of Business at Drexel University 1997–2000. Served on the Board since 2004. Member of the Executive Compensation, Employee and Public Responsibility, and Financial Policy Committees.



Caleb C. Fort, 48
Co-chairman, The Merit Group, Inc. (distributor of residential and commercial paint-related products and various industrial supplies), Spartanburg, S.C., since 1998. Formerly a Principal of Lancaster Distributing Company 1990–1998. Served on the Board since 2001. Member of the Audit, Corporate Governance and Nominating, and Executive Compensation Committees.



Edgar H. Lawton III, 49
President and Treasurer, Hartsville Oil Mill (vegetable oil processor), Darlington, S.C., since 2000. Formerly Vice President of Hartsville Oil Mill 1991–2000. Served on the Board since 2001. Member of the Audit, and Employee and Public Responsibility Committees.



John E. Linville, 64
Attorney in private practice in New York, N.Y., since 2004. Formerly Counsel with Manatt, Phelps & Phillips, LLP 2003–2004, joining the firm through its merger with his prior firm, Kalkines, Arky, Zall & Bernstein, LLP 1990–2003; General Counsel and then acting President of the New York Health & Hospitals Corporation prior to 1990. Served on the Board since 2004. Member of the Audit, and Employee and Public Responsibility Committees.



James M. Micali, 62

"Of Counsel" with Ogletree Deakins, LLC (law firm) and senior advisor to Azalea Capital, LLC (private equity firm) Greenville, S.C., since 2008. Formerly Chairman and President, Michelin North America, Inc. 1996–2008. Served on the Board since 2003. Member of the Audit, Executive, Executive Compensation, and Corporate Governance and Nominating Committees.



Lloyd W. Newton, 67

Retired. Formerly Executive Vice President of Pratt & Whitney Military Engines business unit (developer and manufacturer of engines for military and commercial aircraft), E. Hartford, Conn., (a part of United Technologies Corporation) 2000–2006; retired four-star General, U.S. Air Force in 2000. Joined the Board in February 2008. Member of the Employee and Public Responsibility, and Financial Policy Committees.



Philippe R. Rollier, 67

Retired. Formerly President and Chief Executive Officer of Lafarge North America (construction materials group), Herndon, Va., 2001–2006; held numerous positions with Lafarge Group before assuming the responsibilities of President and Chief Executive Officer in 2001. Served on the Board since 2007. Member of the Audit, and Employee and Public Responsibility Committees.



John H. Mullin III, 68

Chairman, Ridgeway Farm LLC (privately held timber and farming business), Brookneal, Va., since 1989. Formerly associated with Dillon, Read & Co. Inc. 1969–1989, last serving as Managing Director. Served on the Board since 2002. Member of the Corporate Governance and Nominating, Executive, Executive Compensation, and Financial Policy Committees.



Marc D. Oken, 63

Managing partner of Falfurrias Capital Partners (private equity firm), Charlotte, N.C., since 2006. Formerly held executive officer positions at Bank of America Corporation 1989–2006, most recently as Chief Financial Officer; partner at Price Waterhouse for 13 years; a fellow with the Securities and Exchange Commission 1981–1983. Served on the Board since 2006. Member of the Audit, Corporate Governance and Nominating, and Executive Compensation Committees.



Thomas E. Whiddon, 57

Advisory Director of Berkshire Partners, LLC (private equity firm), Boston, Mass., since 2005. Formerly Executive Vice President, Logistics and Technology of Lowe's Companies, Inc. 2000–2003; Executive Vice President and Chief Financial Officer of Lowe's 1996–2000. Served on the Board since 2001. Member of the Corporate Governance and Nominating, and Financial Policy Committees.

Corporate Officers

EXECUTIVE COMMITTEE



From left, Eddie Smith, Charles Sullivan, Jim Bowen, Cindy Hartley, Harris DeLoach, Charlie Hupfer and Jack Sanders.

Harris E. DeLoach Jr., 65

Chairman of the Board, President and Chief Executive Officer since 2005. Previously President and Chief Executive Officer 2000–2005; Chief Operating Officer April–July 2000; Senior Executive Vice President 1999–2000; Executive Vice President 1996–1999. Joined Sonoco in 1985.

Jim C. Bowen, 59

Senior Vice President, Primary Materials Group, N.A., since September 2009. Previously Senior Vice President, Sonoco Recycling and Internal Supply 2008–2009; Senior Vice President 2002–2008; Senior Vice President, Global Paper Operations 2000–2002. Joined Sonoco in 1972.

Cynthia A. Hartley, 61

Senior Vice President, Human Resources since 2002. Previously Vice President, Human Resources 1995–2002. Joined Sonoco in 1995.

Charles J. Hupfer, 63

Senior Vice President and Chief Financial Officer since February 2009. Previously Senior Vice President, Chief Financial Officer and Corporate Secretary 2005–2009; Vice President, Chief Financial Officer and Corporate Secretary 2002–2005. Joined Sonoco in 1975.

M. Jack Sanders, 56

Executive Vice President, Consumer since January 2010. Previously Executive Vice President, Industrial 2008–2010; Senior Vice President, Global Industrial Products 2006–2008; Vice President, Global Industrial Products January–October 2006; Vice President, Industrial Products, N.A. 2001–2006. Joined Sonoco in 1987.

Eddie L. Smith, 58

Vice President, Europe since 2008. Previously Vice President, Industrial Products and Paper, Europe 2006–2008; Vice President, Customer and Business Development 2002–2006. Joined Sonoco in 1971.

Charles L. Sullivan Jr., 66

Executive Vice President, Consumer since 2005. Previously Senior Vice President 2000–2005. Joined Sonoco in 2000. Retiring effective March 31, 2010.

OTHER CORPORATE OFFICERS

Vicki B. Arthur, 52

Vice President, Global Corporate Accounts since 2008. Joined Sonoco in 1984.

Ritchie L. Bond, 53

Staff Vice President, Treasurer and Corporate Secretary since February 2009. Joined Sonoco in 2005.

Bernard W. Campbell, 60

Vice President and Chief Information Officer since 1996. Joined Sonoco in 1988.

R. Howard Coker, 47

Vice President and General Manager, Rigid Paper and Closures, N.A. since February 2009. Joined Sonoco in 1985.

John M. Colyer Jr., 49

Vice President, Global Industrial Converting since January 2010. Joined Sonoco in 1983.

Rodger D. Fuller, 48

Vice President, Global Rigid Paper and Closures since 2008. Joined Sonoco in 1985.

James A. Harrell III, 48

Vice President, North American Industrial Carriers since February 2010. Joined Sonoco in 1985.

Kevin P. Mahoney, 54

Vice President, Corporate Planning since 2000. Joined Sonoco in 1987.

Marty F. Pignone, 53

Vice President, Global Manufacturing, Industrial since 2008. Joined Sonoco in 1997.

Robert L. Puechl, 54

Vice President, Global Plastics since February 2010. Joined Sonoco in 1987.

Barry L. Saunders, 50

Vice President and Corporate Controller and Chief Accounting Officer since 2008. Joined Sonoco in 1989.

Roger P. Schrum, 54

Vice President, Investor Relations and Corporate Affairs since February 2009. Joined Sonoco in 2005.

Rob C. Tiede, 51

Vice President Global Flexibles and Packaging Services since February 2009. Joined Sonoco in 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______


Received
MAR 16 2010
Washington, DC 20549

Commission File No. 0-516

SONOCO PRODUCTS COMPANY

Incorporated under the laws of South Carolina

I.R.S. Employer Identification No. 57-0248420

1 N. Second St.
Hartsville, SC 29550
Telephone: 843/383-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
No par value common stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted to its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (not applicable to registrant during the preceding 12 months)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common stock held by nonaffiliates of the registrant (based on the New York Stock Exchange closing price) on June 28, 2009, which was the last business day of the registrant's most recently completed second fiscal quarter, was $2,273,454,192. Registrant does not (and did not at June 28, 2009) have any non-voting common stock outstanding.

As of February 19, 2010, there were 100,257,297 shares of no par value common stock outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement for the annual meeting of shareholders to be held on April 21, 2010, which statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates, are incorporated by reference in Part III.

Table of Contents

FORWARD-LOOKING STATEMENTS

Statements included in this Annual Report on Form 10-K that are not historical in nature, are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend," "expect," "believe," "consider," "plan," "anticipate," "objective," "goal," "guidance," "outlook," "forecasts," "future," "will," "would," and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding offsetting high raw material costs; improved productivity and cost containment; adequacy of income tax provisions; refinancing of debt; adequacy of cash flows; anticipated amounts and uses of cash flows; effects of acquisitions and dispositions; adequacy of provisions for environmental liabilities; financial strategies and the results expected from them; sales growth; continued payments of dividends; stock repurchases; producing improvements in earnings; financial results for future periods; and creation of long-term value for shareholders. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management. Such information includes, without limitation, discussions as to guidance and other estimates, expectations, beliefs, plans, strategies and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, without limitation:

- availability and pricing of raw materials;
- success of new product development and introduction;
- ability to maintain or increase productivity levels and contain or reduce costs;
- international, national and local economic and market conditions;
- availability of credit to us, our customers and/or suppliers in needed amounts and/or on reasonable terms;
- fluctuations in obligations and earnings of pension and postretirement benefit plans;
- pricing pressures, demand for products, and ability to maintain market share;
- continued strength of our paperboard-based tubes and cores and composite can operations;
- anticipated results of restructuring activities;
- resolution of income tax contingencies;
- ability to successfully integrate newly acquired businesses into the Company's operations;
- ability to win new business and/or identify and successfully close suitable acquisitions at the levels needed to meet growth targets;
- rate of growth in foreign markets;
- foreign currency, interest rate and commodity price risk, and the effectiveness of related hedges;
- actions of government agencies and changes in laws and regulations affecting the Company;
- liability for and anticipated costs of environmental remediation actions;
- loss of consumer or investor confidence; and
- economic disruptions resulting from terrorist activities.

The Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

REFERENCES TO OUR WEB SITE ADDRESS

References to our Web site address and domain names throughout this Annual Report on Form 10-K are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission's rules or the New York Stock Exchange Listing Standards. These references are not intended to, and do not, incorporate the contents of our Web sites by reference into this Annual Report on Form 10-K.

Part I

ITEM 1. BUSINESS

(A) GENERAL DEVELOPMENT OF BUSINESS –

The Company is a South Carolina corporation founded in Hartsville, South Carolina, in 1899 as the Southern Novelty Company. The name was subsequently changed to Sonoco Products Company (the "Company" or "Sonoco"). Sonoco is a manufacturer of industrial and consumer packaging products and a provider of packaging services, with 312 locations in 35 countries.

Information about the Company's acquisitions, dispositions, joint ventures and restructuring activities is provided in Notes 2 and 3 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

(B) FINANCIAL INFORMATION ABOUT SEGMENTS –

Information about the Company's reportable segments is provided in Note 16 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

(C) NARRATIVE DESCRIPTION OF BUSINESS –

Products and Services – The following discussion outlines the principal products produced and services provided by the Company.

Consumer Packaging

The Consumer Packaging segment accounted for approximately 43%, 38% and 36% of the Company's consolidated net sales in 2009, 2008 and 2007, respectively. The operations in this segment consist of 63 plants throughout the world. The products, services and markets of the Consumer Packaging segment are as follows:

Rigid Packaging – Paper

Products and Services	*Markets*
Round and shaped composite paperboard cans, single-wrap paperboard packages, fiber cartridges	Food: Powdered beverages and infant formulas, cereal, coffee, snacks, nuts, cookies and crackers, confectionery, frozen concentrates, refrigerated dough, spices/seasonings, nutritional supplements, pet foods Nonfood: Adhesives, caulks, cleansers, chemicals, lawn and garden, automotive, pet products

Rigid Packaging – Blow Molded Plastics

Products and Services	*Markets*
Monolayer and multilayer bottles and jars	Food: Noncarbonated high-barrier beverages/ready-to-drink products, condiments Nonfood: Health and beauty, household chemicals, automotive, adhesives and specialty products

Rigid Packaging – Thermoformed Plastic

Products and Services	*Markets*
Monolayer, coated and barrier and non-barrier laminated tubs, cups, consumer and institutional trays	Processed foods, sauces and dips, pet foods, snacks and nuts, fresh-cut produce, desserts

Ends and Closures

Products and Services	*Markets*
Aluminum, steel and peelable membrane easy-open closures for composite, metal and plastic containers	Pet food, vegetables, fruit, seafood, poultry, soup and pasta, dairy, powdered infant formula, coffee

Printed Flexible Packaging

Products and Services	*Markets*
Flexible packaging made from thin-gauge, value-added rotogravure, flexographic and combination printed film including high-performance laminations, rotogravure cylinder engraving, global brand artwork management	Confectionery and gum, hard-baked goods, coffee, processed foods, beverages, snack foods, pet foods, home and personal care

Sonoco's rigid packaging - paper products are the Company's second largest revenue-producing group of products and services, representing approximately 23%, 20% and 19% of consolidated net sales in 2009, 2008 and 2007, respectively.

Tubes and Cores/Paper

The Tubes and Cores/Paper segment accounted for approximately 37%, 41% and 42% of the Company's consolidated net sales in 2009, 2008 and 2007, respectively. This segment serves its markets through 166 plants on five continents. Sonoco's paper operations provide the primary raw material for the Company's fiber-based packaging. Sonoco uses approximately 60% of the paper it manufactures, and the remainder is sold to third parties. This vertical integration strategy is supported by 21 paper mills with 31 paper machines and 48 recycling facilities throughout the world. In 2009, Sonoco had the capacity to manufacture approximately 1.8 million tons of recycled paperboard. The products, services and markets of the Tubes and Cores/Paper segment are as follows:

Tubes and Cores

Products and Services	*Markets*
Paperboard tubes, cores, roll packaging, molded plugs, pallets, pallet components, concrete forms, void forms, rotary die boards	Construction, film, flowable products, metal, paper mill, shipping and storage, tape and label, textiles, converters

Paper

Products and Services	*Markets*
Recycled paperboard, chipboard, tubeboard, lightweight corestock, boxboard, linerboard, corrugating medium, specialty grades, recovered paper	Converted paper products, spiral winders, beverage insulators

Sonoco Recycling

Products and Services	*Markets*
Recycler of old corrugated containers, paper, plastic, metal, glass and other recyclable materials	Domestic and international basic materials manufacturers that produce recycled products

Sonoco's tubes and cores products and services are the Company's largest revenue-producing group of products and services, representing approximately 28%, 30% and 31% of consolidated net sales in 2009, 2008 and 2007, respectively.

Packaging Services

The Packaging Services segment accounted for approximately 12%, 12% and 13% of the Company's consolidated net sales in 2009, 2008 and 2007, respectively. The products, services and markets of the Packaging Services segment are as follows:

Service Centers

Products and Services	*Markets*
Packaging supply chain management, including custom packing, fulfillment, primary package filling, scalable service centers	Personal care, baby care, beauty, healthcare, food, electronics, hosiery, office supplies, toys

Point-of-Purchase (P-O-P)

Products and Services	*Markets*
Designing, manufacturing, assembling, packing and distributing temporary, semipermanent and permanent P-O-P displays, as well as contract packaging, co-packing and fulfillment services	Automotive, beverages, confectionery, electronics, cosmetics, food, fragrances, healthcare, home and garden, liquor, medical, office supply, over-the-counter drugs, personal care, sporting goods, tobacco

All Other Sonoco

All Other Sonoco accounted for approximately 8%, 9% and 9% of the Company's consolidated net sales in 2009, 2008 and 2007, respectively. In addition to the products and services outlined in each of the segments above, the Company produces the following products:

Wire and Cable Reels

Products and Services	*Markets*
Steel, nailed wooden, plywood, recycled and polyfiber reels	Wire and cable manufacturers

Molded and Extruded Plastics

Products and Services	*Markets*
Product design, tool design and fabrication; spools; manufacturing in both injection molding and extrusion technologies	Consumer: Food, food service, medical devices and disposables Industrial: Textiles, wire and cable, fiber optics, filtration and automotive

Paperboard Specialties

Products and Services	*Markets*
Custom-printed Stancap® glass covers, Rixie® coasters, other paper amenities	Hotels and resorts, food and beverage, healthcare facilities, catering services, transportation, advertising

Protective Packaging

Products and Services	*Markets*
Proprietary Sonopost® technology, Sonobase® carriers and Sonopop® systems, concept, design, testing and manufacturing of multimaterial total solutions packaging, on-site engineering, ISTA- and Sears-certified engineering and testing facilities, contract testing facilities	Household appliances, heating and air conditioning, office furnishings, automotive, fitness equipment, lawn and garden, promotional and palletized distribution

Product Distribution – Each of the Company's operating units has its own sales staff, and maintains direct sales relationships with its customers. For those customers that buy from more than one business unit, the Company often assigns a single representative or team of specialists to handle that customer's needs. Some of the units have service staff at the manufacturing facility that interacts directly with customers. The Tubes and Cores/Paper segment also has a customer service center located in Hartsville, South Carolina, which is the main contact point between its North American business units and its customers. Divisional sales personnel also provide sales management, marketing and product development assistance as needed. Typically, product distribution is directly from the manufacturing plant to the customer, but in some cases, product is warehoused in a mutually advantageous location to be shipped to the customer as needed.

Raw Materials – The principal raw materials used by the Company are recovered paper, paperboard, steel, aluminum and plastic resins. Raw materials are purchased from a number of outside sources. The Company considers the supply and availability of raw materials to be adequate to meet its needs.

Patents, Trademarks and Related Contracts – Most inventions and product and process innovations are generated by Sonoco's development and engineering staff, and are important to the Company's internal growth. Patents have been granted on many inventions created by Sonoco staff in the United States and other countries. These patents are managed globally by a Sonoco intellectual capital management team through the Company's subsidiary, Sonoco Development, Inc. (SDI). SDI globally manages patents, trade secrets, confidentiality agreements and license agreements. Some patents have been licensed to other manufacturers. Sonoco also licenses a few patents from outside companies and universities. U.S. patents expire after 17 or 20 years, depending on the patent issue date. New patents replace many of the abandoned or expired patents. A second intellectual capital subsidiary of Sonoco, SPC Resources, Inc., globally manages Sonoco's trademarks, service marks, copyrights and Internet domain names. Most of Sonoco's products are marketed worldwide under trademarks such as Sonoco®, Sonotube®, Safe-top®, Sealed-safe®, Duro® and Durox®. Sonoco's registered Web domain names such as *www.sonoco.com* and *www.sonotube.com* provide information about Sonoco, its people and products. Trademarks and domain names are licensed to outside companies where appropriate.

Seasonality – The Company's operations are not seasonal to any significant degree, although the Consumer Packaging and Packaging Services segments normally report slightly higher sales and operating profits in the second half of the year, when compared to the first half.

Working Capital Practices – The Company is not required to carry any significant amounts of inventory to meet customer requirements or to assure itself continuous allotment of goods, nor does it provide extended terms to customers.

Dependence on Customers – On an aggregate basis during 2009, the five largest customers in the Tubes and Cores/Paper segment accounted for approximately 9% of that segment's sales, and the five largest customers in the Consumer Packaging segment accounted for approximately 32% of that segment's sales. The dependence on a few customers in the Packaging Services segment is more significant as the five largest customers in this segment accounted for approximately 74% of that segment's sales.

Sales to Procter & Gamble, the Company's largest customer, represented approximately 12% of the Company's consolidated revenues in 2009. In addition, this concentration of sales volume resulted in a corresponding concentration of credit, representing approximately 11% of the Company's consolidated trade accounts receivable at December 31, 2009. No other customer comprised more than 5% of the Company's consolidated revenues in 2009 or accounts receivable at December 31, 2009.

Backlog – Most customer orders are manufactured with a lead time of three weeks or less. Therefore, the amount of backlog orders at December 31, 2009 was not material. The Company expects all backlog orders at December 31, 2009 to be shipped during 2010.

Competition – The Company sells its products in highly competitive markets, which include paper, textile, film, food, chemical, packaging, construction, and wire and cable. All of these markets are influenced by the overall rate of economic activity and their behavior is principally driven by supply and demand. Because we operate in highly competitive markets, we regularly bid for new and continuing business. Losses and/or awards of business from our largest customers, customer changes to alternative forms of packaging, and the repricing of business, can have a significant effect on our operating results. The Company manufactures and sells many of its products globally. The Company, having operated internationally since 1923, considers its ability to serve its customers worldwide in a timely and consistent manner a competitive advantage. The Company also believes that its technological leadership, reputation for quality, and vertical integration are competitive advantages. Expansion of the Company's product lines and global presence is driven by the rapidly changing needs of its major customers, who demand high-quality, state-of-the-art, environmentally compatible packaging, wherever they choose to do business. It is important to be a low-cost producer in order to compete effectively. The Company is constantly focused on productivity improvements and other cost-reduction initiatives utilizing the latest in technology.

Research and Development – Company-sponsored research and development expenses totaled approximately $12.4 million in 2009, $15.9 million in 2008, and $15.6 million in 2007. Customer-sponsored research and development expenses were not material in any of these periods. Significant projects in Sonoco's Tubes and Cores/Paper segment during 2009 included efforts to design and develop new products for the construction industry and for the film and tape industries. In addition, efforts were focused on enhancing performance characteristics of the Company's tubes and cores in the textile, film and paper packaging areas, as well as on projects aimed at enhancing productivity. During 2009, the Consumer Packaging segment continued to invest in a broad range of cost-reduction projects, high-value flexible packaging enhancements, rigid plastic containers technology and next-generation composite packaging.

Compliance with Environmental Laws – Information regarding compliance with environmental laws is provided in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Risk Management," and in Note 14 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Number of Employees – Sonoco had approximately 16,500 employees worldwide as of December 31, 2009.

(D) FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS –

Financial information about geographic areas is provided in Note 16 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, and in the information about market risk in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Risk Management" of this Annual Report on Form 10-K.

(E) AVAILABLE INFORMATION –

The Company electronically files with the Securities and Exchange Commission (SEC) its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its periodic reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "1934 Act), and proxy materials pursuant to Section 14 of the 1934 Act. The SEC maintains a site on the Internet, *www.sec.gov*, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Sonoco also makes its filings available, free of charge, through its Web site, *www.sonoco.com*, as soon as reasonably practical after the electronic filing of such material with the SEC.

EXECUTIVE OFFICERS OF THE REGISTRANT –

Name	*Age*	*Position and Business Experience for the Past Five Years*
Executive Committee		
Harris E. DeLoach, Jr.	65	Chairman of the Board, President and Chief Executive Officer since 2005. Previously President and Chief Executive Officer 2000-2005; Chief Operating Officer April-July 2000; Sr. Executive Vice President, Global Industrial Products/Paper/Molded Plastics 1999-2000; Executive Vice President, High Density Film, Industrial Container, Fibre Partitions, Protective Packaging, Sonoco Crellin and Baker Reels 1996-1999. Joined Sonoco in 1985. Currently a director of Goodrich Corporation and Progress Energy, Inc.
M. Jack Sanders	56	Executive Vice President, Consumer since January 2010. Previously Executive Vice President, Industrial 2008-2010; Sr. Vice President, Global Industrial Products 2006-2008; Vice President, Global Industrial Products January 2006-October 2006; Vice President, Industrial Products, N.A. 2001-2006; Division Vice President/General Manager, Protective Packaging 1998-2001. Joined Sonoco in 1987.
Charles L. Sullivan, Jr.	66	Executive Vice President, Consumer since 2005. Previously Sr. Vice President 2000-2005. Joined Sonoco in 2000. Retiring from the Company effective March 31, 2010.
Jim C. Bowen	59	Sr. Vice President, Primary Materials Group since September 2009. Previously Sr. Vice President, Sonoco Recycling and Internal Supply 2008-2009; Sr. Vice President 2002-2008; Sr. Vice President, Global Paper Operations 2000-2002; Vice President/General Manager – Paper 1997-2000. Joined Sonoco in 1972.
Cynthia A. Hartley	61	Sr. Vice President, Human Resources since 2002. Previously Vice President, Human Resources 1995-2002. Joined Sonoco in 1995.
Charles J. Hupfer	63	Sr. Vice President and Chief Financial Officer since February 2009. Previously Sr. Vice President, Chief Financial Officer and Corporate Secretary 2005-2009; Vice President, Chief Financial Officer and Corporate Secretary 2002-2005; Vice President, Treasurer and Corporate Secretary 1995-2002. Joined Sonoco in 1975.
Eddie L. Smith	58	Vice President, Europe since 2008. Previously Vice President, Industrial Products and Paper, Europe 2006-2008; Vice President, Customer and Business Development 2002-2006; Vice President/General Manager, Flexible Packaging 1998-2002. Joined Sonoco in 1971.
Other Corporate Officers		
Vicki B. Arthur	52	Vice President, Global Corporate Accounts since 2008. Previously Division Vice President, Global Corporate Accounts 2007-2008; Division Vice President and General Manager – Kraft 2005-2007; Staff Vice President and Treasurer 2002-2005. Joined Sonoco in 1984.
Ritchie L. Bond	53	Staff Vice President, Treasurer and Corporate Secretary since February 2009. Previously Staff Vice President and Treasurer 2005-2009. Joined Sonoco in 2005.
Bernard W. Campbell	60	Vice President and Chief Information Officer since 1996. Joined Sonoco in 1988.
R. Howard Coker	47	Vice President and General Manager, Rigid Paper and Closures, N.A. since February 2009. Previously Division Vice President and General Manager, Rigid Paper and Closures 2008-February 2009; Division Vice President and General Manager, Sonoco Phoenix 2006-2008; Director of Sales 2002-2005. Joined Sonoco in 1985.

Name	*Age*	*Position and Business Experience for the Past Five Years*
John M. Colyer, Jr	49	Vice President, Global Industrial Converting since January 2010. Previously, Vice President North American Converted Products 2009-2010; Vice President, Industrial Converted Products, N.A. 2008-2009; Division Vice President and General Manager, Industrial Products Division, N.A. 2006-2008; Division Vice President of Manufacturing, Industrial Products Division 2004-2005. Joined Sonoco in 1983.
Rodger D. Fuller	48	Vice President, Global Rigid Paper and Closures since 2008. Previously Vice President, Rigid Paper and Plastics, N.A. 2005-2008; Vice President and General Manager, Consumer Products N.A. 1997-2005. Joined Sonoco in 1985.
James A. Harrell, III	48	Vice President, North American Industrial Carriers since February 2010. Previously Vice President and General Manager, Industrial Converted Products 2009-2010; Division Vice President and General Manager, Paper, N.A. 2008-2009; Staff Vice President – Global Operating Excellence, Industrial Products Division 2007-2008; Division Vice President, Industrial Products/Paper Europe 2002-2007. Joined Sonoco in 1985.
Kevin P. Mahoney	54	Vice President, Corporate Planning since 2000. Joined Sonoco in 1987.
Marty F. Pignone	53	Vice President, Global Manufacturing, Industrial since 2008. Previously Vice President, Paper N.A. 2004-2008. Joined Sonoco in 1997.
Robert L. Puechl	54	Vice President, Global Plastics since February 2010. Previously Division Vice President and General Manager, Global Plastics 2008-2010; Division Vice President and General Manager, Molded Plastics and Caulk 2002-2008. Joined Sonoco in 1987.
Barry L. Saunders	50	Vice President and Corporate Controller and Chief Accounting Officer since 2008. Previously Staff Vice President and Corporate Controller and Chief Accounting Officer 2002-2008. Joined Sonoco in 1989.
Roger P. Schrum	54	Vice President, Investor Relations and Corporate Affairs since February 2009. Previously Staff Vice President, Investor Relations and Corporate Affairs 2005-2009. Joined Sonoco in 2005.
Rob C. Tiede	51	Vice President, Global Flexibles and Packaging Services since February 2009. Previously Division Vice President and General Manager, Flexible Packaging 2007-2009; President, Sonoco CorrFlex 2004-2007. Joined Sonoco in 2004.

ITEM 1A. RISK FACTORS

RISK FACTORS RELATING TO SONOCO'S BUSINESS

The Company is subject to environmental regulations and liabilities that could weaken operating results.

Federal, state, provincial, foreign and local environmental requirements, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), and particularly those relating to air and water quality, are significant factors in the Company's business and generally increase its costs of operations. The Company may be found to have environmental liability for the costs of remediating soil or water that is, or was, contaminated by the Company or a third party at various sites that are now, or were previously, owned, used or operated by the Company. Legal proceedings may result in the imposition of fines or penalties, as well as mandated remediation programs that require substantial, and in some instances, unplanned capital expenditures.

The Company has incurred in the past, and may incur in the future, fines, penalties and legal costs relating to environmental matters, and costs relating to the damage of natural resources, lost property values and toxic tort claims. The Company has made expenditures to comply with environmental regulations and expects to make additional expenditures in the future. As of December 31, 2009, $63.8 million was reserved for environmental liabilities. Such reserves are established when it is considered probable that the Company has some liability. In part because nearly all of the Company's potential environmental liabilities are joint and severally shared with others, the Company's maximum potential liability cannot be reasonably estimated. However, the Company's actual liability in such cases may be substantially higher than the reserved amount. Additional charges could be incurred due to changes in law, or the discovery of new information, and those charges could have a material adverse effect on operating results.

Changes to laws and regulations dealing with environmental issues, including climate change, are made or proposed with some frequency and some of the proposals, if adopted, might, directly or indirectly, result in a material reduction in the operating results of one or more of the Company's operating units.

General economic conditions in the United States may change, having a negative impact on the Company's earnings.

Domestic sales accounted for approximately 64% of the Company's consolidated revenues in 2009. Even with the Company's diversification across various markets and customers, due to the nature of the Company's products and services, general economic downturns can have an adverse impact on the Company's reported results.

Conditions in foreign countries where the Company operates may reduce earnings.

The Company has operations throughout North and South America, Europe, Australia and Asia, with facilities in 35 countries. In 2009, approximately 36% of consolidated sales came from operations and sales outside of the United States. Accordingly, economic conditions, political situations, and changing laws and regulations in those countries may adversely affect revenues and income.

Raw materials price increases may reduce net income.

Most of the raw materials the Company uses are purchased from third parties. Principal examples are recovered paper, steel, aluminum and resin. Prices for these raw materials are subject to substantial fluctuations that are beyond the Company's control and can adversely affect profitability. Many of the Company's long-term contracts with customers permit limited price adjustments to reflect increased raw material costs. Although both contractual and non-contractual prices may be increased in an effort to offset increases in raw materials costs, such adjustments may not occur quickly enough, or be sufficient to prevent a materially adverse effect on net income and cash flow.

The Company may encounter difficulties integrating acquisitions, restructuring operations or closing or disposing of facilities.

The Company has made numerous acquisitions in recent years, and may actively seek new acquisitions that management believes will provide meaningful opportunities in the markets it serves. Acquired businesses may not achieve the expected levels of revenue, profit or productivity, or otherwise perform as expected.

Acquisitions also involve special risks, including, without limitation, the potential assumption of unanticipated liabilities and contingencies, and difficulties in integrating acquired businesses. While management believes that acquisitions will improve the Company's competitiveness and profitability, no assurance can be given that acquisitions will be successful or accretive to earnings. If actual performance in an acquisition falls significantly short of the projected results, or the assessment of the relevant facts and circumstances changes, it is possible that a noncash impairment charge of any related goodwill would be required.

The Company has closed higher-cost facilities, sold non-core assets and otherwise restructured operations in an effort to improve cost competitiveness and profitability. Some of these activities are ongoing, and there is no guarantee that any such activities will achieve the Company's goals and not divert the attention of management or disrupt the ordinary operations of the Company. Moreover, production capacity, or the actual amount of products produced, may be reduced as a result of these activities.

Energy price increases may reduce net income.

Some of the Company's manufacturing operations require the use of substantial amounts of electricity and natural gas, which may be subject to significant price increases as the result of changes in overall supply and demand. Energy usage is forecasted and monitored, and the Company may, from time to time, use commodity futures or swaps in an attempt to reduce the impact of energy price increases. The Company cannot guarantee success in these efforts, and could suffer adverse effects to net income and cash flow should the Company be unable to pass higher energy costs through to its customers.

Changes in pension plan assets or liabilities may reduce net income and shareholders' equity.

The Company has an aggregate projected benefit obligation for its defined benefit plans in excess of $1.3 billion. The calculation of this obligation is sensitive to the underlying discount rate assumption. Reductions in the long-term yield of high-quality debt instruments would result in a higher projected benefit obligation and higher net periodic benefit cost. A higher projected benefit obligation may result in a change in funded status that significantly reduces shareholders' equity. The Company has total assets of approximately $1.0 billion funding a portion of the projected benefit obligation. Decreases in fair value of these assets may result in higher net periodic benefit costs and changes in the funded status that significantly reduce shareholders' equity.

The Company may not be able to develop new products acceptable to the market.

For many of the Company's businesses, organic growth depends meaningfully on new product development. If new products acceptable to the Company's customers are not developed in a timely fashion, growth potential may be hindered.

The Company may not be able to locate suitable acquisition candidates.

If significant acquisition candidates that meet the Company's specific criteria are not located, the Company's potential for growth may be restricted.

The Company, or its customers, may not be able to obtain necessary credit or, if so, on reasonable terms.

The Company operates a $500 million commercial paper program supported by a five-year bank credit facility of an equal amount committed by a syndicate of lenders until May 2011. In the event that disruptions in global credit markets were to become so severe that the Company was unable to issue commercial paper, it has the contractual right to draw funds directly on the underlying bank credit facility. The Company believes that the lenders continue to have the ability to meet their obligations under the facility. However, if these obligations are not met, the Company may be forced to seek more costly or cumbersome forms of credit. Should such credit be unavailable for an extended time, it would significantly affect the Company's ability to operate its business and execute its plans. In addition, the Company's customers may experience liquidity problems as a result of the current economic environment that could negatively affect the Company's ability to collect receivables and maintain business relationships.

Foreign exchange rate fluctuations may reduce the Company's earnings.

As a result of operating globally, the Company is exposed to changes in foreign exchange rates. Generally, each of the Company's foreign operations both produces and sells in its respective local currency, limiting the Company's exposure to foreign currency transactions. The Company monitors its exposures and, from time to time, may use forward currency contracts to hedge certain forecasted currency transactions or foreign currency denominated assets and liabilities. In addition to potential transaction losses, the Company's reported results of operations and financial position could be negatively affected by exchange rates when the activities and balances of its foreign operations are translated into U.S. dollars for financial reporting purposes.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding the Company's periodic or current 1934 Act reports.

ITEM 2. PROPERTIES

The Company's corporate offices are owned and operated in Hartsville, South Carolina. There are 94 owned and 72 leased facilities used by operations in the Tubes and Cores/Paper segment, 27 owned and 36 leased facilities used by operations in the Consumer Packaging segment, three owned and 14 leased facilities used by operations in the Packaging Services segment, and 18 owned and 33 leased facilities used by all other operations. Europe, the most significant foreign geographic region in which the Company operates, has 48 manufacturing locations.

ITEM 3. LEGAL PROCEEDINGS

The Company has been named as a potentially responsible party (PRP) at several environmentally contaminated sites not owned by the Company. All of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other PRPs with respect to a particular site. Such agreements relate to the sharing of legal defense costs or cleanup costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away, and actual costs to be incurred for these environmental matters in future periods is likely to vary from current estimates because of the inherent uncertainties in evaluating environmental exposures. Accordingly, the ultimate cost to the Company with respect to such sites cannot be determined. As of December 31, 2009 and 2008, the Company had accrued $63.8 million and $70.5 million, respectively, related to environmental contingencies. The Company periodically reevaluates the assumptions used in determining the appropriate reserves for environmental matters as additional information becomes available and, when warranted, makes appropriate adjustments.

Fox River

The Company believes the environmental issues regarding the Fox River, which are discussed below in some detail, currently represent the Company's greatest loss exposure for alleged environmental liability. The Company also believes that all of its exposure to such liability for the Fox River is contained within its wholly owned subsidiary, U.S. Paper Mills Corp. (U.S. Mills). Accordingly, regardless of the amount of liability that U.S. Mills may ultimately bear, the Company believes its maximum additional pre-tax loss for Fox River issues will essentially be limited to its investment in U.S. Mills, the book value of which was approximately $82 million at December 31, 2009.

The extent of U.S. Mills' potential liability remains subject to many uncertainties. The Company periodically reevaluates U.S. Mills' potential liability and the appropriate reserves based on information available to it. U.S. Mills' eventual liability, which may be paid out over several years, will depend on a number of factors. In general, the most significant factors include: (1) the total remediation costs for the sites for which U.S. Mills is found to have liability and the share of such costs U.S. Mills is required to bear; (2) the total natural resource damages for such sites and the share of such costs U.S. Mills is required to bear, and (3) U.S. Mills' costs to defend itself in this matter.

U.S. Mills was officially notified by governmental entities in 2003 that it, together with a number of other companies, had been identified as a PRP for environmental claims under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) and other statutes, arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the bay of Green Bay in Wisconsin. U.S. Mills was named as a PRP because scrap paper purchased by U.S. Mills as a raw material for its paper making processes more than 30 years ago allegedly included carbonless copy paper that contained PCBs, some of which were included in wastewater from U.S. Mills' manufacturing processes that was discharged into the Fox River. The Company acquired the stock of U.S. Mills in 2001, and the alleged contamination predates the acquisition. Although Sonoco was also notified that it was a PRP, its only involvement is as a subsequent shareholder of U.S. Mills. As such, the Company has responded that it has no separate responsibility apart from U.S. Mills.

The governmental entities making such claims against U.S. Mills and the other PRPs have been coordinating their actions, including the assertion of claims against the PRPs. Additionally, certain claimants have notified U.S. Mills and the other PRPs of their intent to commence a natural resource damage (NRD) lawsuit, but no such actions have been instituted.

A review of the circumstances leading to U.S. Mills being named a PRP and the current status of the remediation effort is set forth below.

In July 2003, the U.S. Environmental Protection Agency (EPA) and Wisconsin Department of Natural Resources (WDNR) issued their final cleanup plan (known as a Record of Decision, or ROD) for a portion of the Fox River. The ROD addressed the lower part of the Fox River and portions of Green Bay, where the EPA and WDNR (the Governments) estimate the bulk of the sediments that need to be remediated are located. In two portions of the lower part of the Fox River covered by the ROD – Operable Units (OUs) 3 and 4 – the Governments selected large-scale dredging as the cleanup approach. OU 3 is the section of the Fox River running downstream from Little Rapids to the De Pere dam, and OU 4 runs from the De Pere dam downstream to the mouth of the Fox River at Green Bay. U.S. Mills' De Pere plant is just below the De Pere dam and, prior to 1972, discharged wastewater into the river downstream of the dam in OU 4. In the ROD, the Governments estimated that approximately 6.5 million cubic yards of sediment would be removed from OUs 3 and 4 at an estimated cost of approximately $284 million ($26.5 million for OU 3 and $257.5 million for OU 4). The Governments also identified "capping" the riverbed with appropriate materials as a "contingent remedy" to be evaluated during the remedial design process. For Green Bay (OU 5), the Governments selected monitored natural attenuation as the cleanup approach at an estimated cost of approximately $40 million. The Governments also indicated that some limited dredging near the mouth of the river might be required, which would ultimately be determined during the design stage of the project. Earlier, in January 2003, the Governments had issued their ROD for the upper portions of the Fox River – OUs 1 and 2. Combining the then current cost estimates from both RODs, it appeared that the Governments expected the selected remedies for all five OUs to cost approximately $400 million, exclusive of contingencies. In March 2004, NCR Corporation (NCR) and Georgia-Pacific Corporation (G-P) entered into an Administrative Order on Consent (AOC) with the Governments to perform engineering design work for the cleanup of OUs 2 – 5.

In the course of the ongoing design work, additional sampling and data analysis identified elevated levels of PCBs in certain areas of OU 4 near the U.S. Mills' De Pere plant (the OU 4 hotspot). In November 2005, the Governments notified U.S. Mills and NCR that they would be required to design and undertake a removal action that would involve dredging, dewatering and disposing of the PCB-contaminated sediments from the OU 4 hotspot. In furtherance of this notification, on April 12, 2006, the United States and the State of Wisconsin sued NCR and U.S. Mills in the U. S. District Court for the Eastern District of Wisconsin in Milwaukee (Civil Action No. 06-C-0484). NCR and U.S. Mills agreed to a Consent Decree with the United States and the State of Wisconsin pursuant to which the site is to be cleaned up on an expedited basis and NCR and U.S. Mills started removing contaminated sediment in May 2007. Although the defendants specifically did not admit liability for the allegations of the complaint, they are bound by the terms of the Consent Decree.

NCR and U.S. Mills reached agreement between themselves that each would fund 50% of the costs of remediation of the OU 4 hotspot, which from 2006, when project implementation began, through the end of 2009 has totalled approximately $29 million. Estimated remaining costs for the project as a whole are between $3.7 and $9.7 million. U.S. Mills' environmental reserve at December 31, 2009 includes $3.2 million for its share of the estimated remaining costs under the funding agreement for remediation of the OU 4 hotspot. The actual costs associated with cleanup of this particular site are dependent upon many factors, and it is reasonably possible that remediation costs could be higher than the current estimate of project costs. Under the terms of the agreement, the parties reserved their rights to make claims against each other, as well as third parties, to reallocate the remediation costs of the Site. Accordingly, the Company's ultimate share of the liability for remediation of the Site could be greater or less than 50% of the total cost.

At the time of the Company's acquisition of U.S. Mills in 2001, U.S. Mills and the Company estimated U.S. Mills' liability for the Fox River cleanup at a nominal amount based on government reports and conversations with the Governments about the anticipated limited extent of U.S. Mills' responsibility, the belief, based on U.S. Mills' prior assertions, that no significant amount of PCB-contaminated raw materials had been used at the U.S. Mills plants, and the belief that any PCB contamination in the Fox River, other than a de minimis amount, was not caused by U.S. Mills. It appeared at that time that U.S. Mills and the Governments would be able to resolve the matter and dismiss U.S. Mills as a PRP for a nominal payment. Accordingly, no significant reserve was established at the time. However, the Governments subsequently declined to enter into such a settlement. Nonetheless, U.S. Mills continued to believe that its liability exposure was very small based on its continuing beliefs that no significant amount of

PCB-contaminated raw materials had been used at the U.S. Mills plants and that any significant amount of PCB contamination in the section of the Fox River located adjacent to its plant was not caused by U.S. Mills.

In May/June 2005, U.S. Mills first learned of elevated levels of PCBs (the OU 4 hotspot) in the Fox River adjacent to its De Pere plant. U.S. Mills, while still not believing its De Pere plant was the source of this contamination, entered into the consent decree to remediate the OU 4 hotspot as discussed above.

In June 2006, U.S. Mills first received the results of tests it initiated on the U.S. Mills property that suggest that the De Pere plant may have processed as part of its furnish more than the de minimis amounts of PCB-contaminated paper reflected in the records available to the Company. This information seemed to contradict the Company's previous understanding of the history of the De Pere plant. Based on these most recent findings, it is possible that U.S. Mills might be responsible for a larger portion of the remediation than previously anticipated. The total estimated cost set forth in the ROD for remediation of OU 4 was approximately $257.5 million and the estimated cost of monitoring OU 5 was approximately $40 million (a 2007 amendment to the ROD estimated the cost of OUs 2 – 5 at $390 million). There are two alleged PRPs located in OU 4 (of which the smaller is the plant owned by U.S. Mills). It is possible that U.S. Mills and the owners of the other plant, together with NCR, the original generator of the carbonless copy paper, could be required to bear a majority of the remediation costs of OU 4, and share with other PRPs the cost of monitoring OU 5. U.S. Mills has discussed possible remediation scenarios with other PRPs who have indicated that they expect U.S. Mills to bear an unspecified but meaningful share of the costs of OU 4 and OU 5.

In February 2007, the EPA and WDNR issued a general notice of potential liability under CERCLA and a request to participate in remedial action implementation negotiations relating to OUs 2 – 5 to eight PRPs, including U.S. Mills. The notice requested that the PRPs indicate their willingness to participate in negotiations concerning performance of the remaining elements of the remedial action for OUs 2 – 5 and the resolution of the government entities' claims for unreimbursed costs and natural resource damages. On April 9, 2007, U.S. Mills, in conjunction with other PRPs, presented to the EPA and the WDNR a proposed schedule to mediate the allocation issues among eight PRPs, including U.S. Mills. Non-binding mediation began in May 2007 and continued as bilateral/multilateral negotiations although no agreement among the parties occurred. On June 12, 2008, NCR and Appleton Papers, Inc. (API), as plaintiffs, commenced suit in the United States District Court for the Eastern District of Wisconsin (No. 08-CV-0016-WCG) against U.S. Mills, as one of a number of defendants, seeking a declaratory judgment allocating among all the parties the costs and damages associated with the pollution and cleanup of the Lower Fox River. The suit also seeks damages from the defendants for amounts already spent by the plaintiffs, including natural resource damages, and future amounts to be spent by all parties with regard to the pollution and cleanup of the Lower Fox River. The court has initially limited discovery to information regarding when each party knew, or should have known, that recycling NCR brand carbonless paper would result in the discharge of PCBs to a water body and what action, if any, each party took to avoid the risk of further contamination. On December 16, 2009, the court issued an order which concluded that, under the equities of the case, NCR and API were not entitled to any contribution from U.S. Mills and other defendants, thereby granting the defendants' motions for summary judgment and denying the plaintiffs' motions for summary judgment. Although an order has been issued by the court, no appealable final judgment has been entered yet; nevertheless, NCR has reported that it intends to appeal the ruling, presumably after entry of the final judgment. U.S. Mills plans to defend the suit vigorously.

On November 13, 2007, the EPA issued a unilateral Administrative Order for Remedial Action pursuant to Section 106 of CERCLA. The order requires U.S. Mills and the seven other respondents jointly to take various actions to cleanup OUs 2 – 5. The order establishes two phases of work. The first phase consists of planning and design work as well as preparation for dredging and other remediation work, and was initially required to be completed by December 31, 2008. The second phase consists primarily of dredging and disposing of contaminated sediments and the capping of dredged and less contaminated areas of the river bottom. The second phase is expected to continue for several years. The order also provides for a $32.5 thousand per day penalty for failure by a respondent to comply with its terms as well as exposing a non-complying respondent to potential treble damages. Although U.S. Mills has reserved its rights to contest liability for any portion of the work, it is cooperating with the other respondents to comply with the first phase of the order, although its financial contribution will likely be determined by the lawsuit commenced in June 2008.

As of December 31, 2009, U.S. Mills' environmental reserve for potential liabilities associated with the remediation of OUs 2 – 5 (not including amounts accrued for remediation of the OU 4 hotspot) totaled $57.2 million. That amount represents the minimum of the range of probable loss that can be reasonably estimated based on information available through the date of this report. Although the Company lacks a reasonable basis for identifying any amount within the range of possible loss as a better estimate than any other amount, as has been previously disclosed, the upper end of the range may exceed the net worth of U.S. Mills. However, because the discharges of hazardous materials into the environment occurred before the Company acquired U.S. Mills, and U.S. Mills has been operated as a separate subsidiary of the Company, the Company does not believe that it bears financial responsibility for these legacy environmental liabilities of U.S. Mills. Therefore, the Company continues to believe that the maximum exposure to its consolidated financial position is limited to the equity position of U.S. Mills, which was approximately $82 million at December 31, 2009.

The actual costs associated with cleanup of the Fox River site are dependent upon many factors and it is reasonably possible that total remediation costs could be higher than the current estimates of project costs, which range from $390 million to more than $600 million for OUs 2 – 5. Some, or all, of any costs incurred by U.S. Mills may be subject to recoupment from other parties, but no amounts have been recognized in the financial statements of the Company for any such potential recoveries. Given the ongoing remedial design work being conducted, and the initial stages of remediation, it is possible there could be some additional changes to some elements of the reserve within the next year or thereafter, although that is difficult to predict.

Similarly, U.S. Mills does not have a basis for estimating the possible cost of any natural resource damage claims against it. Accordingly, reserves have not been provided for this potential liability. However, for the entire river remediation project, the lowest estimate in the Governments' 2000 report on natural resource damages was $176 million.

In addition to its potential liability for OUs 4 and 5, U.S. Mills may have a contingent liability to Menasha Corporation to indemnify it for any amount for which it may be held liable in excess of insurance coverage for any environmental liabilities of a plant on OU 1 that U.S. Mills purchased from Menasha. Due to the uncertainty of Menasha's liability and the extent of the insurance coverage as well as any defenses that may be asserted to any such claim, U.S. Mills has not established a reserve for this contingency.

Other Legal Matters

On July 7, 2008, the Company was served with a complaint filed in the United States District Court for South Carolina by the City of Ann Arbor Employees' Retirement System, individually and on behalf of others similarly situated (the "Ann Arbor Suit"). The suit purports to be a class action on behalf of those who purchased the Company's common stock between February 7, 2007 and September 18, 2007, except officers and directors of the Company. The complaint, as subsequently amended, alleges that the Company's earnings forecasts and SEC filings during the class period were materially false and misleading because the Company failed to disclose alleged price concessions that it gave one or more of its customers. The complaint also names certain Company officers as defendants and seeks an unspecified amount of damages plus interest and attorneys' fees. The Company believes that the claims are without merit and intends to defend itself vigorously against the suit.

Additional information regarding legal proceedings is provided in Note 14 to the Consolidated Financial Statements of this Annual Report on Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange under the stock symbol "SON." As of December 31, 2009, there were approximately 39,000 shareholder accounts. Information required by Item 201(d) of Regulation S-K can be found in Part III, Item 12 of this Annual Report on Form 10-K. The following table indicates the high and low sales prices of the Company's common stock for each full quarterly period within the last two years as reported on the New York Stock Exchange, as well as cash dividends declared per common share:

	High	*Low*	*Cash Dividends*
2009			
First Quarter	$25.41	$16.70	$.27
Second Quarter	$26.18	$20.27	$.27
Third Quarter	$28.95	$22.58	$.27
Fourth Quarter	$30.61	$26.17	$.27
2008			
First Quarter	$33.48	$25.97	$.26
Second Quarter	$34.85	$28.20	$.27
Third Quarter	$35.81	$29.58	$.27
Fourth Quarter	$31.04	$19.84	$.27

The Company made the following purchases of its securities during the fourth quarter of 2009:

Issuer Purchases of Equity Securities

Period	*(a) Total Number of Shares Purchased*[1]	*(b) Average Price Paid per Share*	*(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs*[2]	*(d) Maximum Number of Shares that May Yet be Purchased under the Plans or Programs*[2]
9/28/09 – 11/01/09	1,311	$27.12	—	5,000,000
11/02/09 – 11/29/09	—	—	—	5,000,000
11/30/09 – 12/31/09	—	—	—	5,000,000
Total	1,311	$27.12	—	5,000,000

[1] All of the share purchases in the fourth quarter of 2009 relate to shares withheld to satisfy employee tax withholding obligations in association with the exercise of performance-based stock awards, deferred compensation and restricted stock. These shares were not repurchased as part of a publicly announced plan or program.

[2] On April 19, 2006, the Company's Board of Directors authorized the repurchase of up to 5,000,000 shares of the Company's common stock. This authorization rescinded all previous existing authorizations and does not have a specific expiration date. No shares have been repurchased under this authorization during 2009. At December 31, 2009, a total of 5,000,000 shares remain available for repurchase.

The Company did not make any unregistered sales of its securities during 2009.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth the Company's selected consolidated financial information for the past five years. The information presented below should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of this Annual Report on Form 10-K and the Company's historical Consolidated Financial Statements and the Notes thereto included in Item 8 of this Annual Report on Form 10-K. The selected statement of income data and balance sheet data are derived from the Company's Consolidated Financial Statements.

	Years ended December 31				
(Dollars and shares in thousands except per share data)	*2009*	*2008*	*2007*	*2006*	*2005*
Operating Results					
Net sales	**$3,597,331**	$4,122,385	$4,039,992	$3,656,839	$3,528,574
Cost of sales and operating expenses	**3,317,744**	3,772,751	3,695,917	3,310,751	3,232,590
Restructuring/Asset impairment charges	**26,801**	100,061	36,191	25,970	21,237
Interest expense	**40,992**	53,401	61,440	51,952	51,559
Interest income	**(2,427)**	(6,204)	(9,182)	(6,642)	(7,938)
Income before income taxes	**214,221**	202,376	255,626	274,808	231,126
Provision for income taxes	**66,818**	54,797	55,186	93,329	84,174
Equity in earnings of affiliates, net of tax	**(7,742)**	(9,679)	(11,586)	(12,185)	(11,402)
Net income	**155,145**	157,258	212,026	193,664	158,354
Net income/(loss) attributable to noncontrolling interests	**3,663**	(7,350)	(2,130)	(1,417)	(3,523)
Net income attributable to Sonoco	**$ 151,482**	$ 164,608	$ 214,156	$ 195,081	$ 161,877
Per common share					
Net income attributable to Sonoco:					
Basic	**$ 1.50**	$ 1.64	$ 2.13	$ 1.95	$ 1.63
Diluted	**1.50**	1.63	2.10	1.92	1.61
Cash dividends	**1.08**	1.07	1.02	0.95	0.91
Weighted average common shares outstanding:					
Basic	**100,780**	100,321	100,632	100,073	99,336
Diluted	**101,029**	100,986	101,875	101,534	100,418
Actual common shares outstanding at December 31	**100,149**	99,732	99,431	100,550	99,988
Financial Position					
Net working capital	**$ 190,934**	$ 231,794	$ 269,598	$ 282,974	$ 265,014
Property, plant and equipment, net	**926,829**	973,442	1,105,342	1,019,594	943,951
Total assets	**3,062,580**	3,086,466	3,340,243	2,916,678	2,981,740
Long-term debt	**462,743**	656,847	804,339	712,089	657,075
Total debt	**580,796**	689,825	849,538	763,992	781,605
Total Equity	**1,380,630**	1,174,518	1,463,486	1,240,112	1,345,940
Current ratio	**1.2**	1.3	1.4	1.4	1.4
Total debt to total capital[1]	**29.6%**	37.0%	36.7%	38.1%	36.7%

[1] Calculated as Total debt divided by the sum of Total debt and Total Equity.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

Sonoco is a leading manufacturer of consumer and industrial packaging products and provider of packaging services with 312 locations in 35 countries. The Company's operations are organized and reported in three segments, Consumer Packaging, Tubes and Cores/Paper and Packaging Services, while a number of smaller businesses are discussed as All Other Sonoco. Generally, the Company serves two broad end-use markets: consumer and industrial. In 2009, consumer and industrial sales were split approximately 58% and 42%, respectively. Geographically, approximately 64% of sales are generated in the United States, 17% in Europe, 9% in Canada and 10% in other regions.

The Company is a market-share leader in many of its product lines, particularly in tubes, cores and composite containers. Competition in most of the Company's businesses is intense. Demand for the Company's products and services is primarily driven by the overall level of consumer consumption of non-durable goods, however, certain product and service groups are tied more directly to durable goods, such as appliances, and construction. The businesses that supply and/or service consumer product companies tend to be, on a relative basis, more recession resistant than those that service industrial markets.

During the recent global economic recession, conditions in the Company's served consumer markets have been relatively stable, while greater deterioration occurred in the Company's North American and European textile and paper markets, which negatively impacted the Company's industrial businesses. Many of the Company's businesses operate in industries with excess marginal capacity that works to restrain the pricing ability of all market participants. This condition can be magnified by a slowdown in the overall economy.

Strategy and Opportunities

Financially, the Company's objective is to deliver average annual double-digit total returns to shareholders over time. To meet that target, the Company focuses on three major areas: driving profitable sales growth, improving margins, and leveraging the Company's strong cash flow and financial position. Operationally, the Company's goal is to be the low-cost global leader in customer-preferred packaging solutions within targeted customer market segments.

In December 2007, the Company shared a five-year plan to grow revenue, improve margins and more effectively utilize assets. More specifically, management had an aggressive goal to grow total revenues to $6 billion by 2012 while improving EBIT (earnings before interest and taxes) margins to 11%. The five-year plan continued the Company's focus on growing its consumer-related business faster than the industrial-related business, with the goal of transitioning the Company's overall mix of business to approximately 60% consumer and 40% industrial. To a certain degree, the recent global recession has worked to accelerate that shift. During 2009, management revisited the plan and validated the goals but acknowledged that, due to the economic crisis, the target date for achievement should be moved out by approximately two years. The Company's expected growth drivers continue to be increasing organic sales, geographic expansion and strategic acquisitions. While in the next few years revenue growth is expected to be equally split between organic growth and acquisitions, reaching management's aggressive growth goal will likely require a significantly higher level of acquisition activity. Some of the organic growth is expected to occur in the form of new products. The five-year plan targets average annual sales from new products (those on the market for two years or less) at $100 million to $150 million. Sales from new products were $179 million in 2009, $136 million in 2008, and $100 million in 2007.

The Company's plan to improve margins focuses on leveraging fixed costs, improving productivity, maintaining a positive price/cost relationship (raising selling price at least enough to recover inflation of material, energy and freight costs), and improving underperforming operations.

Management believes the Company's financial position and strong cash flow provide a competitive advantage in the current environment as the ability of some competitors to meet customer needs reliably is threatened by liquidity constraints and profitability concerns.

Use of Non-GAAP Financial Measures

To assess and communicate the financial performance of the Company, Sonoco management uses, both internally and externally, certain financial performance measures that are not in conformance with generally accepted accounting principles ("non-GAAP" financial measures). These non-GAAP financial measures reflect the Company's GAAP operating results adjusted to remove restructuring charges, asset impairment charges, environmental remediation charges and other items, if any, the exclusion of which management believes improves the period-to-period comparability and analysis of the underlying financial performance of the business. The adjusted non-GAAP results are identified using the term "base," for example, "base earnings."

The Company's base financial performance measures are not in accordance with, nor an alternative for, measures conforming to generally accepted accounting principles and may be different from non-GAAP measures used by other companies. The Company uses the non-GAAP "base" performance measures presented herein for internal planning and forecasting purposes, to evaluate its ongoing operations, and to evaluate the ultimate performance of each business unit against plan/forecast.

Reconciliations of GAAP to base results are presented on pages 18 and 19 in conjunction with management's discussion and analysis of the Company's results of operations. Whenever reviewing a non-GAAP financial measure, readers are encouraged to review the related reconciliation fully to understand how it differs from the related GAAP measure.

2009 HIGHLIGHTS

Although much of 2009 saw a continuation of the deepest global recession in decades, by the end of the year the Company was seeing improvement in many of its businesses and stabilization in others. While weak market demand led to lower sales and earnings for the year, cash flow from operations was higher than in 2008 despite a $100 million voluntary pension plan contribution. As might be expected, the consumer-focused businesses held up much better than the industrial-focused businesses and, in fact, the Consumer Packaging segment posted record operating profits in 2009.

Responding to what management perceives has been a decline in long-term industrial sector market demand, the Company realigned it business, streamlined its management organization to be more efficient and reduced fixed costs by rationalizing its manufacturing footprint. Since January 1, 2008, on the industrial side the Company has closed 20 locations and reduced the workforce by 15%. As a result of these and other actions, the Company believes it is well positioned to benefit from a continued rebound in economic activity.

For 2009, net income attributable to Sonoco was $151.5 million, compared to $164.6 for 2008. Earnings in 2009 were negatively impacted by after-tax restructuring charges of $23.0 million, a $33 million after-tax increase in pension costs, and a $5.3 million charge related to a retrospective tax-law change in Mexico. 2008 earnings were negatively impacted by a $31.0 million after-tax, non-cash impairment charge and $30.8 million in after-tax asset impairment and restructuring charges.

Base net income attributable to Sonoco (also referred to as "base earnings") was $179.8 million compared to $226.4 million for 2008, a decline of 21%. This decline was primarily due to lower companywide volumes and the $33.0 million after tax increase in pension costs.

Volume declines were the primary cause for a 13% reduction in total sales from 2008 levels. Although declines were felt throughout the Company, they were more severe in the industrial focused businesses. Reduced selling prices, primarily in the Tubes/Cores and Paper segment associated with lower material costs, and a stronger dollar also were significant contributors to the decline.

Overall gross profit margin increased to 18.5% compared to 17.6% in 2008. This improvement was largely attributable to lower costs for certain key inputs, selected sales price increases, and aggressive cost control and business realignment efforts.

The consolidated effective tax rate was 31.2% in 2009, compared to 27.1% in 2008. This increase was due mostly to a 2009 change in Mexican tax law. This change had a retrospective effect for years back to 1999 and eliminated $5.3 million in benefits from filing consolidated returns in those periods. The effective tax rate on base earnings was 29.0% in 2009, relatively flat with 29.4% in 2008.

Due to strong 2009 investment returns on plan assets and a $100 million voluntary pension plan contribution, the aggregate unfunded position of the Company's various benefit plans decreased from $460 million at December 31, 2008 to $330 million at the end of 2009.

The Company generated $391 million in cash from operations during 2009, exceeding the $379 million generated in 2008. This improvement came despite the voluntary pension contribution, which for the year had a net after-tax cash impact of approximately $63 million.

2010 OUTLOOK

The Company believes that it will be able to hold or, in some cases, expand market share across its businesses in 2010. Volumes will continue to be largely dependent on the direction of the economy, which continues to be very uncertain, but are expected to show year-over-year improvement in the industrial businesses.

The Company expects sales demand will remain near the levels experienced during the second half of 2009, which would lead to favorable year-over-year comparisons for the first six months of 2010, more so in businesses serving industrial markets. The Company expects productivity improvements, recent restructuring actions and other cost control measures will aid 2010 results and position the Company well for a continued economic recovery. Potentially offsetting these favorable factors are certain price resets which are expected to put some pressure on the overall price/cost relationship in 2010.

The strong 2009 investment performance and the voluntary $100 million pension contribution are projected to result in a 2010 decrease of $26 million in annual pension and postretirement benefit plan expense. Cash contributions to these plans in 2010 are expected to total approximately $22 million.

The consolidated effective tax rate is expected to be approximately 31% in 2010.

ACQUISITIONS AND JOINT VENTURES

The Company completed one acquisition during 2009 at a recorded cost of $7.2 million, of which $5.0 was paid in cash with the remainder representing contingent consideration expected to be paid in future periods. This acquisition of the plastic spools and reels assets and business of EconoReel Corporation of Logan, Utah, and its controlled subsidiary Southern Reel, is included in All Other Sonoco. The acquisition of this business is expected to generate annual sales of approximately $7 million. Also in 2009, the Company paid an additional $0.5 million in contingent consideration for its 2008 acquisition of Amtex Packaging, Inc.

The Company completed two acquisitions during 2008 at an aggregate cost of $5.5 million in cash. These acquisitions, a packaging fulfillment company included in the Packaging Services segment and a construction tube business included in the Tubes and Cores/Paper segment, had estimated combined annual sales of approximately $6 million.

The Company completed four acquisitions during 2007, and purchased the remaining 51.1% interest in a small joint venture in Europe, at an aggregate cost of $236.3 million, all of which was paid in cash. Combined, these acquisitions had estimated annual sales of approximately $200 million. Significant acquisitions included Matrix Packaging, Inc., a leading manufacturer of custom-designed blow molded rigid plastic containers and injection molded products, and the fiber and plastic container business of Caraustar Industries, Inc. Both of these businesses are included in the Consumer Packaging segment.

The Company has accounted for these acquisitions as purchases and, accordingly, has included their results the Company's consolidated statements of net income from the respective dates of acquisition. Pro forma results have not been provided, as the acquisitions were not material to the Company's financial statements individually, or in the aggregate, in any single year.

See Note 2 to the Consolidated Financial statements for further information about acquisition activities.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

Due to its footprint (312 locations in 35 countries) and the cost-competitive nature of its businesses, the Company is constantly seeking the most cost-effective means and structure to serve its customers and to respond to fundamental changes in its markets. As such, restructuring costs have been and are expected to be a recurring component of the Company's operating costs. The amount of these costs can vary significantly from year to year depending upon the scope and location of the particular restructuring activities.

The following table recaps the impact of restructuring and asset impairment charges on the Company's net income for the periods presented (dollars in thousands):

	Year Ended December 31		
	2009	*2008*	*2007*
Exit costs:			
2009 Actions	**$21,380**	$ —	$ —
2008 Actions	**8,400**	22,215	—
2007 Actions	**919**	11,532	2,693
Earlier Actions	**452**	3,089	16,813
Asset (Sales)/Impairments:			
Operating Assets, primarily restructuring	**(4,350)**	20,574	16,685
Financial Assets	—	42,651	—
Total charges	**$26,801**	$100,061	$ 36,191
Income tax benefit	**(8,458)**	(34,158)	(10,835)
Equity method investments, net of tax	**908**	—	—
Impact of Noncontrolling Interests, net of tax	**3,787**	(4,102)	(64)
Total impact of Restructuring/ Asset impairment charges, net of tax	**$23,038**	$ 61,801	$ 25,292

The Company commenced the sale of its paper mill in China in 2008 and the book value of the assets were written off against the portion of the sales proceeds received in that year. Remaining proceeds of $11.2 million were received in 2009. These proceeds, partially offset by approximately $6.8 million of asset impairment charges associated with other plant closures, account for the net gain reflected in 2009. Due to uncertainty of collection, the Company recognized proceeds from the China sale on a cash basis and recorded gains only to the extent that cash collected exceeded the book value of the assets sold.

In 2008, the Company recorded a noncash financial asset impairment charge of $42.7 million ($31.0 million after tax) reflecting the full impairment of two financial instruments, a preferred equity interest and a subordinated note receivable, which had been obtained in the Company's 2003 sale of its High Density Film business.

The Company expects to recognize future additional costs totaling approximately $5.1 million in connection with previously announced restructuring actions. The Company believes that the majority of these charges will be incurred and paid by the end of 2010. As noted above, the Company continually evaluates its cost structure, including its manufacturing capacity, and additional restructuring actions may be undertaken. Restructuring and asset impairment charges are subject to significant fluctuations from period to period due to the varying levels of restructuring activity and the inherent imprecision in the estimates used to recognize the impairment of assets and the wide variety of costs and taxes associated with severance and termination benefits in the countries in which the Company operates.

See Note 3 to the Consolidated Financial statements for further information about restructuring activities and asset impairments charges.

ENVIRONMENTAL CHARGES

In two separate actions during 2008, U.S. Paper Mills Corp. (U.S. Mills), a wholly owned subsidiary of the Company, increased its reserve for Fox River related environmental liabilities by a total of $40.8 million. Also during 2008, settlements totaling $40.8 million were reached on certain of the insurance policies covering the Fox River contamination. The recognition of these insurance settlements offset the impact to earnings of the additional charges.

In 2007, U.S. Mills recorded charges totaling $25.2 million ($14.8 million after tax) in association with environmental remediation liabilities for various sites in the lower Fox River. The charges are included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Income.

As of December 31, 2009 and 2008, the Company (and its subsidiaries) had accrued $63.8 million and $70.5 million, respectively, related to environmental contingencies. Of these, a total of $60.4 million and $67.4 million relate to U.S. Mills at December 31, 2009 and 2008, respectively. The range of possible loss on U.S. Mills' liability for Fox River is uncertain and, while the upper end of the range may exceed the net worth of U.S. Mills, the Company believes the maximum additional exposure to its consolidated financial position is limited to the equity position of U.S. Mills, which was approximately $82 million at December 31, 2009.

See "Item 3. Legal Proceedings" for a more detailed discussion of the Company's environmental matters.

RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES

The following tables reconcile the Company's non-GAAP financial measures to their most directly comparable GAAP financial measures for each of the years presented:

Reconciliation of GAAP to Non-GAAP Financial Measures

	For the year ended December 31, 2009			
Dollars and shares in thousands, except per share data	*GAAP*	*Restructuring/ Asset Impairment*	*Mexico Tax Adjustment*	*Base*
Income before interest and income taxes	$252,786	$26,801	$ —	$279,587
Interest expense, net	38,565	—	—	38,565
Income before income taxes and equity in earnings of affiliates	$214,221	$26,801	$ —	$241,022
Provision for income taxes	66,818	8,458	(5,287)	69,989
Income before equity in earnings of affiliates	$147,403	$18,343	$ 5,287	$171,033
Equity in earnings of affiliates, net of tax	7,742	908	—	8,650
Net income	$155,145	$19,251	$ 5,287	$179,683
Less: Net (income)/loss attributable to noncontrolling interests, net of tax	(3,663)	3,787	—	124
Net income attributable to Sonoco	$151,482	$23,038	$ 5,287	$179,807
Per common share	$ 1.50	$ 0.23	$ 0.05	$ 1.78

Reconciliation of GAAP to Non-GAAP Financial Measures

	For the year ended December 31, 2008			
Dollars and shares in thousands, except per share data	*GAAP*[1]	*Restructuring/ Asset Impairment*	*Financial Asset Impairment*	*Base*[1]
Income before interest and income taxes	$249,573	$57,410	$42,651	$349,634
Interest expense, net	47,197	—	—	47,197
Income before income taxes and equity in earnings of affiliates	$202,376	$57,410	$42,651	$302,437
Provision for income taxes	54,797	22,488	11,670	88,955
Income before equity in earnings of affiliates	$147,579	$34,922	$30,981	$213,482
Equity in earnings of affiliates, net of tax	9,679	—	—	9,679
Net income	$157,258	$34,922	$30,981	$223,161
Less: Net (income)/loss attributable to noncontrolling interests, net of tax	7,350	(4,102)	—	3,248
Net income attributable to Sonoco	$164,608	$30,820	$30,981	$226,409
Per common share	$ 1.63	$ 0.30	$ 0.31	$ 2.24

[1] The amount of additions to the environmental reserve in 2008 were offset by insurance settlements, thus no adjustments were made for such additions.

Reconciliation of GAAP to Non-GAAP Financial Measures

Dollars and shares in thousands, except per share data	For the year ended December 31, 2007 GAAP	Restructuring/ Asset Impairment	Environ-mental Reserve	Release of Tax Reserves	Base
Income before interest and income taxes	$307,884	$36,191	$25,150	$ —	$369,225
Interest expense, net	52,258	—	—	—	52,258
Income before income taxes and equity in earnings of affiliates	$255,626	$36,191	$25,150	$ —	$316,967
Provision for income taxes	55,186	10,835	10,304	11,847	88,172
Income before equity in earnings of affiliates	$200,440	$25,356	$14,846	$(11,847)	$228,795
Equity in earnings of affiliates, net of tax	11,586	—	—	—	11,586
Net income	$212,026	$25,356	$14,846	$(11,847)	$240,381
Less: Net (income)/loss attributable to noncontrolling interests, net of tax	2,130	(64)	—	—	2,066
Net income attributable to Sonoco	$214,156	$25,292	$14,846	$(11,847)	$242,447
Per common share	$ 2.10	$ 0.25	$ 0.15	$ (0.12)	$ 2.38

RESULTS OF OPERATIONS – 2009 VERSUS 2008

Net income attributable to Sonoco in 2009 was $151.5 million, compared to $164.6 million for 2008. Earnings in 2009 were negatively impacted by after-tax restructuring charges of $23.0 million and a $5.3 million charge related to a retrospective tax-law change in Mexico. 2008 earnings were negatively impacted by a $31.0 million after-tax, non-cash impairment charge related to the Company's remaining financial interest in the 2003 sale of its high density film business and $30.8 million in after-tax restructuring-related costs and impairments.

Base earnings were $179.8 million for 2009 compared to $226.4 million for 2008, a decline of 21%. This decline was primarily due to lower companywide volumes and an increase in pension costs of $33.0 million, after tax. These items were partially offset by strong productivity improvements, reduced fixed costs, some of which were a result of restructuring actions, and a favorable price/cost relationship.

Sales dropped 13% from 2008 levels to $3.6 billion in 2009. Volume declines throughout the Company, but most notably in the industrial focused businesses, accounted for more than half of the year-over-year sales deterioration. Most significant during the first half of the year, the volume declines moderated during the third quarter, and volume turned positive year-over-year during the fourth quarter. The impact of selling prices in 2009 was a negative factor when compared to prior year levels. These declines in the Tubes and Cores/Paper segment, resulting from lower input costs, more than offset price increases in the Consumer Packaging segment where material and other costs were higher. In addition to volume and price declines, sales were lower as a result of the stronger dollar during the first three quarters of 2009. This exchange impact partially reversed in the fourth quarter as the dollar declined against other currencies, but the impact for the total year was still unfavorable.

Overall gross profit margin increased to 18.5% in 2009 compared to 17.6% in 2008. Margins benefitted from positive price/cost relationships, most notably in the Consumer Packaging segment, productivity improvements in most of the Company's businesses, and management's efforts on fixed cost control.

The consolidated effective tax rate was 31.2% in 2009, compared to 27.1% in 2008. This increase was due to a current year $5.3 million charge related to a change in Mexican tax law and a $4 million prior year benefit in Italy. The 2009 Mexico law change had a retrospective effect for years back to 1999 and eliminated the benefits of filing consolidated tax returns in those years. The prior year benefit in Italy related to an asset basis adjustment election made by the Company in 2008. The effective tax rate on base earnings was 29.0% in 2009, relatively flat with 29.4% in 2008.

Operating Revenue

Consolidated net sales for 2009 were $3.6 billion, a $525 million, or 12.7%, decrease from 2008.

The components of the sales change were:

($ in millions)	
Volume/Mix	$(323)
Currency exchange rate/Other	(138)
Selling price	(61)
Acquisitions (net of dispositions)	(3)
Total sales decrease	$(525)

Selling prices were generally lower throughout the Company, in response to lower input costs, with the exception of rigid paper containers and metal ends, where prices were increased to cover higher tinplate steel and other costs. Companywide volume, excluding service center revenue which was on a pass-through basis, decreased approximately 7% from 2008 levels. The overall volume decrease was driven by declines in nearly all business units. Total domestic sales were $2.3 billion, down 11% from 2008. International sales were $1.3 billion, down 16% from 2008 levels.

Costs and Expenses

Lower volumes and, to a lesser degree, input prices combined to reduce the Company's 2009 total cost of sales from prior year levels. The market price for old corrugated containers (OCC), the Company's most significant raw material in dollar terms, began the year at historically low levels and moved considerably higher over the course of the year; however, on average, OCC cost was lower than in 2008. Prices paid for resins and freight were also down year over year. Conversely, the Company's cost for tinplate steel started off at historically high levels, trended down over the course of the year, and ultimately averaged out higher than in 2008.

In 2009, aggregate pension and postretirement expenses increased $50.6 million to $81.4 million, versus $30.8 million in 2008. Approximately 75% of these expenses are reflected in cost of sales, with the balance in selling, general and administrative expenses. The Company expects pension and postretirement expenses to decrease by approximately $27 million in 2010 as a result of higher plan asset levels and reduced amortization of losses on plan assets. There was a positive return on the assets of U.S.-based defined benefit plans of 21% in 2009, compared with a negative return of 24.3% in 2008. Future years' expense will depend largely on the performance of plan assets and long-term interest rates.

During the year, the Company engaged in a number of cost management efforts, including: realigning its business and streamlining the management organization to be more efficient; enhancing productivity and controlling variable costs; and reducing structural costs to a level management believes is aligned with new market realities, while maintaining the capacity necessary to grow with customers. The Company's efforts to reduce fixed costs, which included rationalizing its manufacturing footprint, reflect lower revised expectations of what normal post-recession market demand will look like. Plant rationalization and other cost-reduction efforts have reduced the workforce of the industrial businesses by approximately 15% since January 1, 2008, while also reducing positions in the consumer and corporate functions.

Selling, general and administrative expenses as a percentage of sales increased to 10.7% for the year from 9.1% in 2008. In total, these expenses were $12.1 million higher year over year. This increase is due to higher pension and incentive compensation costs, which were partially offset by fixed cost reduction efforts.

Research and development costs, all of which were charged to expense, totaled $12.4 million and $15.9 million in 2009 and 2008, respectively. Management expects research and development spending in 2010 to be consistent with these levels.

Net interest expense totaled $38.6 million for the year ended December 31, 2009, compared with $47.2 million in 2008. The decrease was due primarily to lower average debt levels and lower average interest rates.

Reportable Segments

Consolidated operating profits, also referred to as "Income before income taxes" on the Consolidated Statements of Income, are comprised of the following:

($ in millions)	*2009*	*2008*	*% Change*
Consumer Packaging segment	**$169.9**	$ 131.0	29.8%
Tubes and Cores/Paper segment	**72.3**	145.8	(50.5)%
Packaging Services segment	**11.0**	28.5	(61.3)%
All Other Sonoco	**26.4**	44.4	(40.5)%
Restructuring/impairment and environmental charges	**(26.8)**	(100.1)	73.2%
Interest expense, net	**(38.6)**	(47.2)	18.3%
Consolidated operating profits	**$214.2**	$ 202.4	5.9%

Segment results viewed by Company management to evaluate segment performance do not include restructuring, impairment and environmental charges and net interest charges. Accordingly, the term "segment operating profits" is defined as the segment's portion of "Income before income taxes" excluding restructuring charges, asset impairment charges, environmental charges and net interest expense. General corporate expenses, with the exception of restructuring charges, asset impairment charges, environmental charges, interest and income taxes, have been allocated as operating costs to each of the Company's reportable segments and All Other Sonoco.

See Note 16 to the Company's Consolidated Financial Statements for more information on reportable segments.

Consumer Packaging

($ in millions)	*2009*	*2008*	*% Change*
Trade sales	**$1,550.6**	$1,586.5	(2.3)%
Segment operating profits	**169.9**	131.0	29.8%
Depreciation, depletion and amortization	**69.5**	73.7	(5.7)%
Capital spending	**35.2**	41.8	(15.8)%

Prior year results have been restated for a reclassification between segments of a small global brand artwork management business that was previously included in the Packaging Services segment. The impact of this reclassification on 2008 was to transfer $16.1 million of sales and $0.6 million of operating profits into the Consumer Packaging segment from the Packaging Services segment.

Sales decreased due to lower volume throughout the segment except for small gains in rigid plastic bottles. Overall segment volumes were down approximately 4%. In addition, although the dollar weakened during the fourth quarter, the total year impact of exchange rates was unfavorable by $34 million. Increased selling prices, resulting from higher material and other costs, partially offset the negative factors. Domestic sales were approximately $1,180 million, flat with 2008, while international sales were approximately $371 million, down 8.7%, or $35 million, from 2008. The decline in international sales is almost completely due to the impact of foreign exchange rates.

Segment operating profits increased primarily due to the impact of a favorable price/cost relationship as selling prices were increased and, largely due to timing, more than offset a significant increase in the Company's cost of tinplate steel and other input costs. Productivity and purchasing initiatives were able to offset the impact of lower volume and higher pension costs.

Significant capital spending included projects to increase rigid plastic container production capacity in the United States as well as productivity projects throughout the segment.

Tubes and Cores/Paper

($ in millions)	2009	2008	% Change
Trade sales	$1,339.1	$1,674.6	(20.0)%
Segment operating profits	72.3	145.8	(50.5)%
Depreciation, depletion and amortization	85.5	87.6	(2.4)%
Capital spending	57.0	70.5	(19.2)%

Sales were down due to volume shortfalls, lower selling prices and unfavorable exchange rates. The only operations showing year-over-year volume improvements included European paper operations and Latin American tube and core operations. The most significant volume declines occurred in North American and European tube and core operations. Volume declined most notably during the first half of the year and began to stabilize in the third quarter. Fourth quarter volumes showed improvement over a very weak 2008 fourth quarter. Excluding the impact of the divestiture of the Canadian recycling paper operation and the shutdown of a paper mill in China in 2008, volume in the segment decreased by approximately 9%. Lower year-over-year selling prices, primarily due to lower average market costs for OCC, also contributed to the sales decline. Beginning in 2010, the Company will begin selling corrugating medium from a machine that had been producing exclusively for Georgia-Pacific under a cost plus fixed management fee arrangement. Annual sales are expected to be approximately $50 million with a small operating profit. Domestic sales decreased approximately $166 million, or 20.8%, to approximately $634 million. International sales decreased approximately $169 million, or 19.3% to approximately $705 million, with approximately $81 million of the decline a result of unfavorable foreign exchange rates.

The combination of lower volumes, an unfavorable shift in the mix of business, an unfavorable price/cost relationship and higher pension costs resulted in over a 50% decline in segment operating profits in 2009. Productivity initiatives and the impact of restructuring actions on fixed costs helped mitigate some of the negative factors.

Significant capital spending included the modification of several paper machines, primarily in the United States and Europe, and productivity projects throughout the segment.

Packaging Services

($ in millions)	2009	2008	% Change
Trade sales	$426.5	$501.4	(14.9)%
Segment operating profits	11.0	28.5	(61.3)%
Depreciation, depletion and amortization	10.9	11.0	(1.3)%
Capital spending	5.2	2.6	99.0%

Sales declined on volume shortfalls in North America and the unfavorable impact of exchange rates. The volume shortfalls were related to lower activity in the dedicated pack centers, and were partially offset by increased service center volume in Poland. As a result of bidding activity conducted in the fourth quarter by a major customer of the Packaging Services segment, the Company expects to lose approximately $40 million of that customer's business in 2010. Further, another of the segment's customers notified the Company in late 2009 of its intention to consolidate its business with another vendor beginning in 2011. Due to anticipated growth from new business, management does not expect the loss of business from these customers to have a material adverse effect on the segment's operating results over the long term. Domestic sales decreased to approximately $285 million, a 14.7% reduction, while international sales decreased 15.3% to approximately $141 million. Excluding an unfavorable $41 million impact of foreign currency translation, international sales increased as a result of the increased service center volume in Poland.

The decrease in segment operating profits is attributable to slightly lower volumes in point-of-purchase activities, an unfavorable shift in the mix of business and higher pension costs. Lower fixed costs, resulting from restructuring actions, mitigated a portion of the unfavorable factors. Although service center volume decreased, it had very little impact on profits as these sales were on a pass-through basis with no significant gross margin.

Capital spending included capacity expansion in Europe as well as numerous productivity and customer development projects in the United States and Europe.

All Other Sonoco

($ in millions)	2009	2008	% Change
Trade sales	$281.1	$359.9	(21.9)%
Operating profits	26.4	44.4	(40.5)%
Depreciation, depletion and amortization	7.7	10.7	(27.8)%
Capital spending	6.7	8.1	(17.2)%

Sales for All Other Sonoco decreased primarily due to lower volumes in molded plastics, protective packaging and wire and cable reels. In addition, selling prices of these same products were lower year over year in response to lower input costs, and the impact of exchange rates was unfavorable. Domestic sales were approximately $216 million, down 23.2% from 2008, and international sales were approximately $65 million, a decrease of 17.3%.

Operating profits in All Other Sonoco decreased due primarily to volume declines and higher pension costs. The decrease was mitigated by improved manufacturing productivity, structural cost reductions and a favorable selling price/material cost variance.

Capital spending included investing in productivity and customer development projects in the United States and Europe for molded and extruded plastics, protective packaging and wire and cable reels.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flow from operations totaled $391.0 million in 2009 and reflects a voluntary contribution of $100 million to the Company's U.S. qualified defined benefit pension plan. Cash flow from operations totaled $379.4 million in 2008. Benefits from changes in net working capital more than offset the $63 million after-tax cash impact of the Company's voluntary pension contribution.

Cash flows used by investing activities were $91.5 million in 2009, compared to $110.2 million in 2008. The decrease was due primarily to a $19.0 million reduction in year-over-year capital spending from $123.1 million in 2008 to $104.1 million in 2009. The reduction was largely attributable to the Company's effort to match capital spending with business conditions. Capital spending is expected to be between approximately $120 million and $130 million in 2010.

Net cash used by financing activities totaled $219.7 million in 2009, compared with $241.4 million in 2008. The Company utilized cash generated from operations to repay a net $116.2 million and $153.0 million of debt during 2009 and 2008, respectively, and to pay dividends of $107.9 million and $106.6 million in 2009 and 2008, respectively. The Company's $100 million, 6.75% debenture becomes due in November 2010. The Company expects to be able to satisfy this obligation utilizing cash generated from operations during 2010 or through refinancing with existing available credit.

Current assets increased by $66.6 million to $996.6 million at December 31, 2009. The increase was driven by higher year-over-year levels of cash resulting from strong operating cash flows and higher trade accounts receivable resulting from stronger fourth quarter 2009 sales compared with the fourth quarter of 2008. Current liabilities increased by $107.4 million to $805.6 million at December 31, 2009. This increase was primarily due to the reclassification of the Company's $100 million 6.75% debenture, due November 2010, from a long-term to a current liability. The Company's current ratio was 1.2 at December 31, 2009 and 1.3 at December 31, 2008.

The Company uses a notional pooling arrangement with an international bank to help manage global liquidity requirements. Under this pooling arrangement, the Company and its participating subsidiaries may maintain either a cash deposit or borrowing position through local currency accounts with the bank, so long as the aggregate position of the global pool is a notionally calculated net cash deposit. Because it maintains a security interest in the cash deposits, and has the right to offset the cash deposits against the borrowings, the bank provides the Company and its participating subsidiaries favorable interest terms on both.

Contractual Obligations

The following table summarizes contractual obligations at December 31, 2009:

	Payments Due In					
($ in millions)	*Total*	*2010*	*2011-2012*	*2013-2014*	*Beyond 2014*	*Uncertain*
Debt obligations	$ 580.8	$118.1	$ 14.4	$252.5	$195.8	$ —
Interest payments[1]	168.4	34.6	57.1	38.7	38.0	—
Operating leases	115.7	33.2	44.8	21.7	16.0	—
Income tax contingencies[2]	39.3	—	—	—	—	39.3
Purchase obligations[3]	253.7	40.3	77.1	70.4	65.9	—
Total contractual obligations[4]	$1,157.9	$226.2	$193.4	$383.3	$315.7	$39.3

[1] Includes interest payments on outstanding fixed-rate, long-term debt obligations, including the fixed-rate interest on $150 million of debt due November 15, 2013 that has been swapped to a floating rate, as well as financing fees on the backstop line of credit.

[2] Due to the nature of this obligation, the Company is unable to estimate the timing of the cash outflows.

[3] Includes only long-term contractual commitments. (Does not include short-term obligations for the purchase of goods and services used in the ordinary course of business.)

[4] Excludes potential cash funding requirements of the Company's retirement plans and retiree health and life insurance plans.

Capital Resources

The Company reduced its total debt by $109.0 million during 2009 to a total of $580.8 million at December 31, 2009. This reduction was accomplished through net repayments of outstanding debt during the year of $116.2 million and a foreign currency translation impact of $7.2 million. During the latter part of 2008, the Internal Revenue Service issued a temporary rule extending to 60 days the period that U.S. corporations may borrow funds from foreign subsidiaries without unfavorable tax consequences. The Company utilized this rule at December 31, 2008 and at various times throughout 2009, including year end. Offshore cash accessed was used in lieu of issuing commercial paper. Amounts outstanding under the rule at December 31, 2009 and 2008, were $10 million and $72 million, respectively. These short-term lending arrangements were subsequently settled within the 60 day provision, resulting in equivalent increases in commercial paper outstanding and cash on hand. Depending on its immediate offshore cash needs, the Company may choose to access such funds again in the future as allowed by this temporary rule.

The Company operates a $500 million commercial paper program that provides a flexible source of domestic liquidity. The program is supported by the Company's five-year committed bank credit facility of an equal amount established May 3, 2006, with a syndicate of lenders that is committed until May 2011. In the event that a disruption of global credit markets were to prevent the Company from issuing commercial paper, it has the contractual right to draw funds directly on the underlying bank credit facility. Based on the information currently available to it, the Company believes its lenders have the ability to meet their obligations under the facility. At the Company's discretion, the borrowing rate for such loans could be based on either the agent bank's prime rate or a pre-established spread over the London InterBank Offered Rate (LIBOR). The Company had no commercial paper outstanding at December 31, 2009. When outstanding, commercial paper has typically been reported as a component of the Company's long-term debt.

Acquisitions and internal investments are key elements of the Company's growth strategy. The Company believes that cash on hand, cash generated from operations, and the available borrowing capacity under its existing credit agreement will enable it to support this strategy. Although the Company currently has no intent to do so, it may obtain additional financing in order to pursue its growth strategy. Although the Company believes that it has excess borrowing capacity beyond its current lines, there can be no assurance that such financing would be available or, if so, at terms that are acceptable to the Company.

The Company's various U.S and international defined benefit pension and postretirement plans were underfunded at the end of 2009 by approximately $330 million. During 2009, the Company contributed approximately $122 million to its benefit plans, including a voluntary contribution of $100 million to its U.S. qualified pension plan. The Company anticipates that contributions to its benefit plans will be approximately $22 million in 2010. Future funding requirements will depend largely on actual investment returns and future actuarial assumptions. Currently, however, no additional contributions to the U.S. qualified defined benefit pension plan are expected to be required until 2013 due to the voluntary contribution made in 2009 and the Company's ability to utilize funding credits from having previously funded the plan in excess of minimum requirements. Participation in the U.S. qualified defined benefit pension plan is frozen for salaried and non-union hourly U.S. employees hired on or after January 1, 2004. In February 2009, the plan was further amended to freeze service credit earned effective December 31, 2018. This change is expected to moderately reduce the volatility of long-term funding exposure and expenses.

Total equity increased $206.1 million during 2009 as net income of $155.1 million and other comprehensive income of $145.5 million was partially offset by dividends of $109.0 million. Other comprehensive income included an $80.8 million translation gain stemming from the impact of the weak U.S. dollar on the Company's foreign investments and a $56.1 million defined benefit plan adjustment stemming primarily from investment gains incurred during 2009 on the assets in the Company's various defined benefit plans. Total equity decreased $289.0 million during 2008. The decrease resulted mainly from net income of $157.3 million being more than offset by other comprehensive losses of $350.4 million and dividends of $107.4 million. Other comprehensive losses included a $144.6 million translation loss stemming from the impact of the strong U.S. dollar on the Company's foreign investments and a $194.1 million defined benefit plan adjustment stemming primarily from the 2008 investment losses incurred on the assets in the Company's various defined benefit plans.

The Company's Board of Directors has authorized the repurchase of up to 5.0 million shares of the Company's common stock. No shares were repurchased under this authorization during 2009 or 2008. Accordingly, at December 31, 2009, a total of 5.0 million shares remain available for repurchase.

Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. Dividends per common share were $1.08 in 2009, $1.07 in 2008 and $1.02 in 2007. On February 9, 2010, the Company declared a regular quarterly dividend of $0.27 per common share payable on March 10, 2010, to shareholders of record on February 19, 2010.

Off-balance Sheet Arrangements

The Company had no material off-balance sheet arrangements at December 31, 2009.

Risk Management

As a result of operating globally, the Company is exposed to changes in foreign exchange rates. The exposure is well diversified as the Company's facilities are spread throughout the world, and the Company generally sells in the same countries where it produces. The Company monitors these exposures and may use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the forecasted transactions that are denominated in foreign currencies, foreign currency assets and liabilities or net investment in foreign subsidiaries. The Company's foreign operations are exposed to political and cultural risks, but the risks are mitigated by diversification and the relative stability of the countries in which the Company has significant operations. The Company's operations in Venezuela and Greece may be impacted by the economic issues being faced in those countries; however, due to the relatively small size of these operations, the Company does not believe that any such impact would have a material adverse effect on the Company's financial statements.

The Company is exposed to interest-rate fluctuations as a result of using debt as a source of financing for its operations. The Company may, from time to time, use traditional, unleveraged interest-rate swaps to manage its mix of fixed and variable rate debt and to control its exposure to interest rate movements within selected ranges. During the third quarter of 2009, the Company entered into an interest rate derivative to swap $150 million notional value of its 6.5% debentures due November 2013 to a floating rate. The effect of the interest rate derivative was a decrease of the total bond liability of $0.6 million at December 31, 2009. The fair value of this hedge was a net liability of $(0.6) million at December 31, 2009. No such instruments were outstanding at December 31, 2008.

The Company is a purchaser of various inputs such as recovered paper, energy, steel, aluminum and resin. The Company generally does not engage in significant hedging activities, other than for energy and, from time to time, aluminum, because there is usually a high correlation between the primary input costs and the ultimate selling price of its products. Inputs are generally purchased at market or at fixed prices that are established with individual vendors as part of the purchase process for quantities expected to be consumed in the ordinary course of business. On occasion, where the correlation between selling price and input price is less direct, the Company may enter into derivative contracts such as futures or swaps to reduce the effect of price fluctuations.

At December 31, 2009, the Company had contracts outstanding to fix the costs of a portion of commodity, energy and foreign exchange risks for various periods through December 2012. Of these, the Company had swaps to cover approximately 5.8 million MMBTUs of natural gas representing approximately 75%, 37% and 16% of anticipated U.S. and Canadian natural gas usage for 2010, 2011 and 2012, respectively. The Company also had hedges to cover the purchase of approximately 3,765 metric tons of aluminum representing approximately 27% of anticipated usage for 2010. At December 31, 2009, the Company had a number of foreign currency contracts in place as both designated and undesignated hedges of either anticipated foreign currency denominated transactions or existing financial assets and liabilities. At December 31, 2009, the total notional amount, in U.S. dollar terms, was $131 million, of which $97 million related to the Canadian dollar and $13 million to the Mexican peso.

The fair market value of derivatives was a net unfavorable position of $7.4 million ($4.6 million after tax) at December 31, 2009, and a net unfavorable position of $14.9 million ($7.2 million after tax) at December 31, 2008. Derivatives are marked to fair value using published market prices, if available, or estimated values based on current price quotes and a discounted cash flow model. See Note 9 to the Consolidated Financial Statements for more information on financial instruments.

The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, solid waste disposal, wastewater effluent and air emissions. Although the costs of compliance have not been significant due to the nature of the materials and processes used in manufacturing operations, such laws also make generators of hazardous wastes and their legal successors financially responsible for the cleanup of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites, both owned and not owned by the Company. These regulatory actions and a small number of private party lawsuits are believed to represent the Company's largest potential environmental liabilities. The Company has accrued $63.8 million (including $60.4 million associated with U.S. Mills) at December 31, 2009, compared with $70.5 million at December 31, 2008 (including $67.4 million associated with U.S. Mills), with respect to these sites. See "Environmental Charges," Item 3 – Legal Proceedings, and Note 14 to the Consolidated Financial Statements for more information on environmental matters.

RESULTS OF OPERATIONS 2008 VERSUS 2007

Operating Revenue

Consolidated net sales for 2008 were $4.12 billion, an $82 million, or 2.0%, increase over 2007.

The components of the sales change were:

($ in millions)	
Selling price	$ 103
Acquisitions (net of dispositions)	71
Currency exchange rate	69
Volume/Mix	(161)
Total sales increase	$ 82

Average selling prices were generally higher throughout the Company, with the exceptions of Sonoco Recycling and point-of-purchase and fulfillment operations, as the Company was able to implement price increases in response to higher costs of labor, energy, freight and materials. Companywide volume, excluding service center revenue, which was on a pass-through basis, decreased approximately 4.4% from 2007 levels. The overall volume decrease was driven by declines in Tubes and Cores/Paper, Packaging Services and All Other Sonoco. In Consumer Packaging, global rigid paper and plastic volume increased slightly despite the harsh economic conditions in the second half of the year. Total domestic sales were $2.6 billion, up 3% from 2007. International sales were $1.5 billion, basically flat with 2007 levels.

Costs and Expenses

In 2008, aggregate pension and postretirement expenses decreased $8.4 million to $25.8 million, versus $34.2 million in 2007. Approximately 75% of these expenses were reflected in cost of sales and the balance in selling, general and administrative expenses. There was a negative return on the assets of U.S.-based defined benefit plans of 24.3% in 2008, compared with a positive return of 8.4% in 2007.

Selling, general and administrative expenses as a percentage of sales decreased to 9.1% for 2008 from 10.1% in 2007. In total, these expenses declined $35.3 million year-over-year. Of the decline, $15.6 million was due primarily to lower 2008 incentive compensation costs related to diminished operating results, reduced pension and postretirement expenses and to fixed cost management pursued in response to the sharp economic downturn. The remaining change, $19.7 million, was attributable to a $25.2 million U.S. Mills environmental charge in 2007, partially offset by a $5.5 million recovery from an outside party of certain benefit costs. Base earnings exclude the environmental charge, which would decrease the 2007 selling, general and administration expenses as a percentage of sales to 9.5%.

Operating results also reflect restructuring and restructuring-related asset impairment charges of $57.4 million and $36.2 million in 2008 and 2007, respectively. In addition, 2008 results include a $42.7 million noncash financial asset impairment charge for the Company's remaining financial interest related to the 2003 sale of its high-density film business. These items are excluded for the purpose of calculating base earnings.

Research and development costs, all of which were charged to expense, totaled $15.9 million and $15.6 million in 2008 and 2007, respectively.

Net interest expense totaled $47.2 million for the year ended December 31, 2008, compared with $52.3 million in 2007. The decrease was due primarily to lower average debt levels and lower average interest rates.

The 2008 effective tax rate was 27.1%, compared with 21.6% in 2007. The year-over-year increase in the effective tax rate was due primarily to the 2007 release of tax reserves on expiration of statutory assessment periods in an amount greater than in 2008, and foreign tax rate reductions due to tax law changes in 2007. The 2008 results also include a benefit from basis adjustments to acquired assets under new provisions in the Italian tax code and the unfavorable impact of a capital loss for which the ultimate recognition of a benefit was uncertain and a valuation allowance had to be established. The effective tax rate on base earnings was 29.4% in 2008 versus 27.8% in 2007. The 2007 release of certain tax reserves totaling $11.7 million is excluded from that year's base earnings calculation.

Net income attributable to Sonoco was $164.6 million in 2008, versus $214.2 million for 2007. Base earnings were $226.4 million in 2008, compared with $242.4 million in 2007.

Reportable Segments

Consolidated operating profits, also referred to as "Income before income taxes" on the Consolidated Statements of Income, are comprised of the following:

($ in millions)	*2008*	*2007*	*% Change*
Consumer Packaging segment	$ 131.0	$105.5	24.1%
Tubes and Cores/Paper segment	145.8	168.8	(13.6)%
Packaging Services segment	28.5	43.5	(34.6)%
All Other Sonoco	44.4	51.4	(13.6)%
Restructuring/impairment and environmental charges	(100.1)	(61.3)	(63.1)%
Interest expense, net	(47.2)	(52.3)	9.7%
Consolidated operating profits	$ 202.4	$255.6	(20.8)%

Consumer Packaging

($ in millions)	*2008*	*2007*	*% Change*
Trade sales	$1,586.5	$1,455.0	9.0%
Segment operating profits	131.0	105.5	24.1%
Depreciation, depletion and amortization	73.7	67.3	9.5%
Capital spending	41.8	74.7	(44.0)%

Prior year results have been restated for a reclassification between segments of a small global brand artwork management business that was previously included in the Packaging Services segment. The impact of this reclassification was to transfer sales of $16.1 million and $16.9 million, and operating profits of $0.6 million and $1.0 million, in 2008 and 2007, respectively, from the Packaging Services segment to the Consumer Packaging segment.

Sales in this segment increased due to the full year impact of the May 2007 acquisition of Matrix Packaging, Inc. along with increased selling prices throughout the segment. In addition, even though the dollar strengthened during the second half of the year, the total year impact of exchange rates was favorable by $4.6 million. These favorable impacts were partially offset by lower volume in flexible packaging, closures and rigid plastic packaging. Overall segment volumes, excluding the impact of acquisitions, were down less than 1%. Domestic sales were approximately $1,181 million, up 15.0% from 2007, and international sales were approximately $406 million, down 5.2% from 2007. The decline in international sales reflected the shutdown of a metal ends plant in Brazil and the subsequent transfer of a majority of its business into the United States.

Segment operating profits increased primarily due to the impact of productivity and purchasing initiatives along with the full year impact of the May 2007 acquisition of Matrix Packaging, Inc. 2008 earnings benefited from the shutdown of two plants that detracted from 2007 results, partially offset by the negative impact of a plant startup in Ohio. The productivity and purchasing gains were partially offset by the small overall decline in volume and an unfavorable shift in the mix of business. In 2008, selling price increases were able to effectively offset the increased costs of raw materials, freight, energy and labor.

Significant capital spending included increasing rigid plastic container production capacity in the United States and productivity projects throughout the segment.

Tubes and Cores/Paper

($ in millions)	*2008*	*2007*	*% Change*
Trade sales	$1,674.6	$1,712.0	(2.2)%
Segment operating profits	145.8	168.8	(13.6)%
Depreciation, depletion and amortization	87.6	91.2	(3.8)%
Capital spending	70.5	75.7	(6.8)%

The decrease in sales was due to volume shortfalls throughout the segment and the closure of an under-performing paper mill in China. The volume shortfalls were partially offset by increased selling prices for converted products and the effect of favorable exchange rates. The impact of lower volume, the majority of which occurred during the fourth quarter of the year, was felt throughout the segment, but most significantly in North American and European tube and core operations. Excluding the net impact of divestitures, volume in the segment decreased by approximately 6%. Domestic sales decreased approximately $25 million, or 3.0%, to approximately $800 million. International sales decreased approximately $12 million, or 1.4% to approximately $875 million, with the lower decline reflecting the benefit of a weaker dollar throughout much of the year.

Lower volumes and an unfavorable shift in the mix of business hampered 2008 results. Productivity and purchasing initiatives along with the impact of closing the paper facility in China favorably impacted 2008 results. Somewhat offsetting these benefits were higher energy, freight, material and labor costs that were not fully recovered by selling price increases.

Significant capital spending included the modification of several paper machines, primarily in the United States and Europe, and productivity projects throughout the segment.

Packaging Services

($ in millions)	*2008*	*2007*	*% Change*
Trade sales	$501.4	$502.0	(0.1)%
Segment operating profits	28.5	43.5	(34.6)%
Depreciation, depletion and amortization	11.0	11.0	(0.2)%
Capital spending	2.6	3.2	(17.1)%

Sales decreased slightly as volume shortfalls and lower selling prices were mostly offset by a favorable impact from exchange rates and added sales from a small acquisition. The selling price decreases were primarily the result of competitive bidding activity in the latter half of 2007, the impacts of which were not fully realized until 2008. Domestic sales decreased to approximately $334 million, a 10.7% reduction, while international sales increased to approximately $167 million, up 30.9%, primarily as a result of increased service center volume in Poland.

The decrease in segment operating profits was attributable to lower selling prices and volume decreases in point-of-purchase and fulfillment operations. In addition, lower capacity utilization negatively impacted productivity. Although service center volume increased, it had very little impact on profits as these sales were on a pass-through basis with no significant additional gross margin.

Capital spending included capacity expansion in Europe as well as numerous productivity and customer development projects in the United States and Europe.

All Other Sonoco

($ in millions)	*2008*	*2007*	*% Change*
Trade sales	$359.9	$371.1	(3.0)%
Operating profits	44.4	51.4	(13.6)%
Depreciation, depletion and amortization	10.7	11.8	(9.8)%
Capital spending	8.1	15.9	(48.9)%

Sales for All Other Sonoco decreased on lower volumes in molded plastics, protective packaging and wire and cable reels, which were partially offset by selling price increases and the effect of favorable exchange rates. Domestic sales were approximately $282 million, down 4.1% from 2007, and international sales were approximately $78 million, an increase of 1.2%.

Operating profits in All Other Sonoco decreased due to volume declines and an unfavorable shift in the mix of business, partially offset by manufacturing productivity and purchasing initiatives. Through higher selling prices, the Company was able to recover increases in raw material costs but not higher costs of energy, freight and labor.

Capital spending included investing in productivity and customer development projects in the United States, Europe and Asia for molded and extruded plastics, protective packaging and wire and cable reels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of the Company's financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to inventories, bad debts, derivatives, income taxes, intangible assets, restructuring, pension and other postretirement benefits, environmental liabilities and contingencies and litigation. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The impact of and any associated risks related to estimates, assumptions and accounting policies are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in the Notes to the Consolidated Financial Statements, if applicable, where such estimates, assumptions and accounting policies affect the Company's reported and expected financial results.

The Company believes the accounting policies discussed in the Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K are critical to understanding the results of its operations. The following discussion represents those policies that involve the more significant judgments and estimates used in the preparation of the Company's Consolidated Financial Statements.

Impairment of Long-lived, Intangible and Other Assets

Assumptions and estimates used in the evaluation of potential impairment can result in adjustments affecting the carrying values of long-lived, intangible and other assets and the recognition of impairment expense in the Company's Consolidated Financial Statements. The Company evaluates its long-lived assets (property, plant and equipment), definite-lived intangible assets and other assets (including notes receivable and equity investments) for impairment whenever indicators of impairment exist, or when it commits to sell the asset. If the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset group is less than the carrying value of that asset group, an asset impairment charge is recognized. Key assumptions and estimates used in the cash flow model generally include price levels, sales growth, profit margins and asset life. The amount of an impairment charge, if any, is calculated as the excess of the asset's carrying value over its fair value, generally represented by the discounted future cash flows from that asset or, in the case of assets the Company evaluates for sale, as estimated proceeds less costs to sell.

The Company takes into consideration historical data and experience together with all other relevant information available when estimating the fair values of its assets. However, fair values that could be realized in actual transactions may differ from the estimates used to evaluate impairment. In addition, changes in the assumptions and estimates may result in a different conclusion regarding impairment.

Impairment of Goodwill

In accordance with US GAAP, the Company evaluates its goodwill for impairment annually and whenever events happen or circumstances change that would make it more likely than not that impairment may have occurred. If the carrying value of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment charge is recognized for the excess.

The Company's reporting units are one level below its operating segments, as determined in accordance with applicable US GAAP. The Company uses a discounted cash flow model to estimate the fair value of its reporting units with consideration given to market and trading multiples. The Company's model discounts future cash flows, forecasted over a ten-year period, with an estimated residual growth rate. In order to project and discount the future cash flows associated with each reporting unit, the Company must make a number of assumptions and estimates. In addition to the assumed discount and residual growth rates, these assumptions and estimates include future market size and market share, sales volumes and prices, costs to produce, working capital changes, capital spending requirements and the impact of currency exchange rates. When estimating the fair values of its reporting units, the Company's analysis takes into consideration historical data and experience together with all other relevant information available. However, because the analysis is an estimate, fair values that could be realized in actual transactions may differ from those used to evaluate the impairment of goodwill. In addition, changes in the underlying assumptions and estimates may result in a different conclusion regarding impairment.

The Company completed its annual goodwill impairment testing during the third quarter of 2009. Based on the results of that evaluation, the Company concluded that there was no impairment of goodwill for any of its reporting units. For testing purposes, the fair values of the Company's reporting units were estimated based on projections of future years' operating results and associated cash flows. Due to volume declines associated with the economic recession, recent annual cash flow run rates for a number of the Company's reporting units would not be sufficient to support the carrying values of their goodwill. In its annual evaluation of goodwill, management projected that these units would experience sustainable recoveries in volumes and cash flows over the next few years in conjunction with a general economic recovery. Given the improved economic environment since the time of the evaluation, management believes this assumption continues to be reasonable, if not highly likely.

Reporting units with significant goodwill whose results need to show improvement beyond that expected from a recovery in the general economy to assure that there will not be a future impairment include Matrix Packaging, Molded Plastics, and Tubes & Cores/Paper – Europe. In addition, the Company's Australian Rigid Paper Containers unit will need to show significant improvement from current performance levels. While the global economic recession has impacted each of these units, it has had a more significant impact on the operating results of Tubes & Cores/Paper – Europe and Molded Plastics. If the Company's assessment of the relevant facts and circumstances changes, economic conditions fail to improve, or actual performance in any of these reporting units falls short of expected results, noncash impairment charges may be required. Total goodwill associated with Matrix Packaging, Tubes & Cores/Paper – Europe, Molded Plastics, and Rigid Paper Containers – Australia was approximately $127.6 million, $108.9 million, $41.9 million, and $5.4 million, respectively at December 31, 2009.

Matrix Packaging manufactures blow-molded plastic containers primarily for use in nonfood applications. Matrix Packaging was acquired in May 2007 to be a growth platform for the Company and to expand the Company's operations into the health and beauty market. Since that time, the Company has continued to invest significantly in the organic growth of the business. Growth is expected to be driven by new business wins from key nonfood customers and expansion into more food-based applications. In the annual evaluation of goodwill impairment, the estimated fair value of Matrix Packaging exceeded its carrying value by approximately $58 million, or 25%.

Molded Plastics designs and manufactures, using injection molding and extrusion technologies, various consumer food and food service products, medical devices and disposables and various industrial products used primarily in the textile, wire and cable, fiber optics, filtration and automotive industries. Sales growth back to pre-recession levels is forecast over the next three years on improvements in those markets hard-hit by the economic downturn. Partially through restructuring activities, fixed costs are expected to decrease, which, when combined with the resurgence of volume, is expected to lead to margins exceeding pre-recession levels. In the annual evaluation of goodwill impairment, the estimated fair value of Molded Plastics exceeded its carrying value by approximately $12 million, or 14%.

Tubes and Cores/Paper – Europe manufactures tubes and cores, using internally produced recycled paperboard, for sale to a variety of industrial industries throughout Europe. Any paperboard not used internally is sold to third parties. Hard-hit by the global recession, tube and core volume declined approximately 13% in 2009 from the previous year. Management feels that sales will gradually return to pre-recession levels with growth coming from both western European countries as well as frontier countries, such as Russia, Estonia and Poland. Margins are expected to slowly increase from the low level experienced in 2009. In the annual evaluation of goodwill impairment, the estimated fair value of Tubes and Cores/Paper – Europe exceeded its carrying value by approximately $81 million, or 28%.

During the time subsequent to the annual evaluation and at December 31, 2009, the Company considered whether any events and/or changes in circumstances had resulted in the likelihood that the goodwill of any of its reporting units may have been impaired. As a result of bidding activity conducted in the fourth quarter by a major customer of the Global Services unit, the Company expects to lose a significant portion of that customer's business in 2010. Further, another of the unit's customers notified the Company of its intention to consolidate its business under a different vendor beginning in 2011. In response to these developments, the Company reevaluated the goodwill and intangibles of this unit for impairment during the fourth quarter and concluded no impairment had occurred. The Company's reevaluation indicated the estimated fair value of the Global Services unit exceeded its carrying value by approximately $51 million, or 22%. Based on management's evaluation of future projects and other opportunities, the Company expects new business will offset a significant portion of the lost business. If the Company's assessment of the relevant facts and circumstances changes, economic conditions fail to improve, or actual performance falls short of expected results, non-cash impairment charges may be required. Total goodwill associated with Global Services was approximately $150.1 million at December 31, 2009.

Holding the other valuation assumptions constant, a downward shift in projected operating profits across all future periods in Matrix Packaging, Tubes and Cores/Paper – Europe, Molded Plastics and Global Services in excess of 24%, 24%, 11% and 31%, respectively, would indicate that the carrying value of the respective business unit may be in excess of fair value. The future operating performance of these units is dependent upon a number of variables which cannot be predicted with certainty.

Income Taxes

The Company records an income tax valuation allowance when the realization of any deferred tax assets, net operating losses and capital loss carryforwards is not likely. Deferred tax assets generally represent expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Certain judgments, assumptions and estimates may affect the amounts of the valuation allowance and deferred income tax expense in the Company's Consolidated Financial Statements.

For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those positions not meeting the more-likely-than-not standard, no tax benefit has been recognized in the financial statements. Associated interest has also been recognized, where applicable.

The estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitations on potential assessments expire. Additionally, the jurisdictions in which earnings or deductions are realized may differ from current estimates. As a result, the effective tax rate may fluctuate significantly.

Stock-based Compensation Plans

The Company utilizes share-based compensation in the form of stock options, stock appreciation rights, restricted stock units and other share-based awards. Certain awards are in the form of contingent stock units where both the ultimate number of units and the vesting period are performance based. The amount and timing of compensation expense associated with these performance-based awards are based on estimates regarding future performance using measures defined in the plans. In 2009, the performance measures consisted of Earnings per Share and Return on Net Assets Employed. Changes in estimates regarding the future achievement of these performance measures may result in significant fluctuations from period to period in the amount of compensation expense reflected in the Company's Consolidated Financial Statements.

The Company uses a binomial option-pricing model to determine the grant date fair value of its stock options and stock appreciation rights. The binomial option-pricing model requires the input of subjective assumptions. Management routinely assesses the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time that results in changes to these assumptions and methodologies, which could materially impact fair value determinations.

Pension and Postretirement Benefit Plans

The Company has significant pension and postretirement benefit costs that are developed from actuarial valuations. The actuarial valuations employ key assumptions, which are particularly important when determining the Company's projected liabilities for pension and other postretirement benefits. The key actuarial assumptions used at December 31, 2009, in determining the projected benefit obligation and the accumulated benefit obligation for U.S. retirement and retiree health and life insurance plans include: a discount rate of 5.77%, 5.49% and 5.08% for the qualified retirement plan, non-qualified retirement plans, and retiree health and life insurance plan, respectively; an expected long-term rate of return on plan assets of 8.5%; and a rate of compensation increase ranging from 4.46% to 6.50%. Weighted average discount rates of 6.48%, 6.49% and 6.19% were used to determine net periodic benefit cost for 2009 for the qualified retirement plan, non-qualified retirement plans, and retiree health and life insurance plan, respectively.

The Company adjusts its discount rates at the end of each fiscal year based on yield curves of high-quality debt instruments over durations that match the expected benefit payouts of each plan. The expected rate of return assumption is derived by taking into consideration the targeted plan asset allocation, projected future returns by asset class and active investment management. A third party asset return model was used to develop an expected range of returns on plan investments over a 12 to 15 year period, with the expected rate of return selected from a best estimate range within the total range of projected results. The Company periodically rebalances its plan asset portfolio in order to maintain the targeted allocation levels. The rate of compensation increase assumption is generally based on salary and incentive increases. A key assumption for the U.S. retiree health and life insurance plan is a medical trend rate beginning at 9.3% for post-age 65 participants and trending down to an ultimate rate of 6.0% in 2014. The ultimate trend rate of 6.0% represents the Company's best estimate of the long-term average annual medical cost increase over the duration of the plan's liabilities. It provides for real growth in medical costs in excess of the overall inflation level.

During 2009, the Company recorded total pension and postretirement benefit expenses of approximately $77.2 million, compared with $26.3 million during 2008. The 2009 amount is net of $60.5 million of expected returns on plan assets at the assumed rate of 8.5%, and includes interest cost of $76.9 million at a weighted-average discount rate of 6.56%. The 2008 amount is net of $91.7 million of expected returns on plan assets at the assumed rate of 8.5%, and includes interest cost of $78.3 million at a weighted-average discount rate of 6.28%. During 2009, the Company made contributions to pension plans of $113.2 million and postretirement plans of approximately $1.4 million. The contribution amount varies from year to year depending on factors including asset market values and interest rates. Although these contributions reduced cash flows from operations during the year, they did not have an immediate significant impact on pension expense. Cumulative net actuarial losses were approximately $519 million at December 31, 2009, and are primarily the result of poor asset performance in 2008 and from 2000 through 2002. The amortization period for losses/gains is approximately 11 years for the portion outside the 10% corridor as defined by U.S. GAAP, except for curtailments, which may result in accelerated income or expense.

Other assumptions and estimates impacting the projected liabilities of these plans include inflation, participant withdrawal and mortality rates and retirement ages. The Company annually reevaluates assumptions used in projecting the pension and postretirement liabilities and associated expense. These judgments, assumptions and estimates may affect the carrying value of pension and postretirement plan net assets and liabilities and pension and postretirement plan expenses in the Company's Consolidated Financial Statements. The sensitivity to changes in the critical assumptions for the Company's U.S. plans as of December 31, 2009 is as follows:

Assumption ($ in millions)	*Percentage Point Change*	*Projected Benefit Obligation Higher/(Lower)*	*Annual Expense Higher/ (Lower)*
Discount rate	-.25 pts	$30.0	$2.9
Expected return on assets	-.25 pts	N/A	$1.4

See Note 12 to the Consolidated Financial Statements for additional information on the Company's pension and postretirement plans.

RECENT ACCOUNTING PRONOUNCEMENTS

Information regarding recent accounting pronouncements is provided in Note 18 of the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding market risk is provided in this Annual Report on Form 10-K under the following items and captions: "Conditions in foreign countries where the Company operates may reduce earnings" and "Foreign exchange rate fluctuations may reduce the Company's earnings" in Item 1A – Risk Factors; "Risk Management" in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations; and in Note 8 to the Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements are provided on pages F-1 through F-29 of this report. Selected quarterly financial data is provided in Note 19 to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

TO THE SHAREHOLDERS AND DIRECTORS
OF SONOCO PRODUCTS COMPANY:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Sonoco Products Company and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 26, 2010

Consolidated Balance Sheets

Sonoco Products Company

(Dollars and shares in thousands) *At December 31*	*2009*	*2008*
Assets		
Current Assets		
Cash and cash equivalents	**$ 185,245**	$ 101,655
Trade accounts receivable, net of allowances of $10,978 in 2009 and $9,269 in 2008	**428,293**	392,171
Other receivables	**35,469**	46,827
Inventories		
Finished and in process	**114,652**	125,200
Materials and supplies	**173,876**	188,969
Prepaid expenses	**33,300**	50,259
Deferred income taxes	**25,738**	24,909
	996,573	929,990
Property, Plant and Equipment, Net	**926,829**	973,442
Goodwill	**813,530**	782,983
Other Intangible Assets, Net	**115,044**	120,540
Long-term Deferred Income Taxes	**57,105**	132,536
Other Assets	**153,499**	146,975
Total Assets	**$3,062,580**	$3,086,466
Liabilities and Equity		
Current Liabilities		
Payable to suppliers	**$ 375,365**	$ 353,846
Accrued expenses and other	**231,631**	249,154
Accrued wages and other compensation	**68,319**	50,274
Notes payable and current portion of long-term debt	**118,053**	32,978
Accrued taxes	**12,271**	11,944
	805,639	698,196
Long-term Debt	**462,743**	656,847
Pension and Other Postretirement Benefits	**321,355**	455,197
Deferred Income Taxes	**30,571**	50,450
Other Liabilities	**61,642**	51,258
Commitments and Contingencies		
Sonoco Shareholders' Equity		
Serial preferred stock, no par value		
Authorized 30,000 shares		
0 shares issued and outstanding as of December 31, 2009 and 2008		
Common shares, no par value		
Authorized 300,000 shares		
100,149 and 99,732 shares issued and outstanding at December 31, 2009 and 2008, respectively	**7,175**	7,175
Capital in excess of stated value	**421,632**	404,939
Accumulated other comprehensive loss	**(310,469)**	(454,679)
Retained earnings	**1,248,043**	1,205,540
Total Sonoco Shareholders' Equity	**1,366,381**	1,162,975
Noncontrolling Interests	**14,249**	11,543
Total Equity	**1,380,630**	1,174,518
Total Liabilities and Equity	**$3,062,580**	$3,086,466

The Notes beginning on page F-6 are an integral part of these financial statements.

Consolidated Statements of Income

Sonoco Products Company

(Dollars and shares in thousands except per share data) *Years ended December 31*	*2009*	*2008*	*2007*
Net sales	**$3,597,331**	$4,122,385	$4,039,992
Cost of sales	**2,931,285**	3,398,355	3,286,198
Gross profit	**666,046**	724,030	753,794
Selling, general and administrative expenses	**386,459**	374,396	409,719
Restructuring/Asset impairment charges	**26,801**	100,061	36,191
Income before interest and income taxes	**252,786**	249,573	307,884
Interest expense	**40,992**	53,401	61,440
Interest income	**(2,427)**	(6,204)	(9,182)
Income before income taxes	**214,221**	202,376	255,626
Provision for income taxes	**66,818**	54,797	55,186
Income before equity in earnings of affiliates	**147,403**	147,579	200,440
Equity in earnings of affiliates, net of tax	**7,742**	9,679	11,586
Net income	**155,145**	157,258	212,026
Less: Net income/(loss) attributable to noncontrolling interests	**3,663**	(7,350)	(2,130)
Net income attributable to Sonoco	**$ 151,482**	$ 164,608	$ 214,156
Weighted average common shares outstanding:			
Basic	**100,780**	100,321	100,632
Assuming exercise of awards	**249**	665	1,243
Diluted	**101,029**	100,986	101,875
Per common share			
Net income attributable to Sonoco:			
Basic	**$ 1.50**	$ 1.64	$ 2.13
Diluted	**$ 1.50**	$ 1.63	$ 2.10
Cash dividends	**$ 1.08**	$ 1.07	$ 1.02

Consolidated Statements of Comprehensive Income/(Loss)

Sonoco Products Company

(Dollars in thousands) *Years ended December 31*	*2009*	*2008*	*2007*
Net income	**$155,145**	$ 157,258	$212,026
Other comprehensive income/(loss):			
Foreign currency translation adjustments	**80,780**	(144,612)	98,482
Changes in defined benefit plans, net of tax	**56,149**	(194,149)	58,958
Change in derivative financial instruments, net of tax	**8,526**	(11,600)	524
Comprehensive income/(loss)	**300,600**	(193,103)	369,990
Less: Comprehensive income/(loss) attributable to noncontrolling interests	**4,908**	(10,406)	903
Comprehensive income/(loss) attributable to Sonoco	**$295,692**	$(182,697)	$369,087

The Notes beginning on page F-6 are an integral part of these financial statements.

Consolidated Statements of Changes in Total Equity

Sonoco Products Company

(Dollars and shares in thousands)	*Total Equity*	*Common Shares Outstanding*	*Common Shares Amount*	*Capital in Excess of Stated Value*	*Accumulated Other Comprehensive Loss*	*Retained Earnings*	*Non-controlling Interests*
January 1, 2007	$1,240,114	100,550	$7,175	$ 430,002	$(262,305)	$1,044,196	$21,046
Net income	212,026					214,156	(2,130)
Other comprehensive income:							
Translation gain	98,482				95,449		3,033
Defined benefit plan adjustment[1]	58,958				58,958		
Derivative financial instruments[1]	524				524		
Other comprehensive income	157,964				154,931		3,033
Cash dividends	(102,658)					(102,658)	
Adjustment to initially apply FASB Interpretation No. 48	(5,586)					(5,586)	
Issuance of stock awards	59,832	1,881		59,832			
Shares repurchased	(109,206)	(3,000)		(109,206)			
Stock-based compensation	11,000			11,000			
December 31, 2007	$1,463,486	99,431	$7,175	$ 391,628	$(107,374)	$1,150,108	$21,949
Net income	157,258					164,608	(7,350)
Other comprehensive loss:							
Translation loss	(144,612)				(141,556)		(3,056)
Defined benefit plan adjustment[1]	(194,149)				(194,149)		
Derivative financial instruments[1]	(11,600)				(11,600)		
Other comprehensive loss	(350,361)				(347,305)		(3,056)
Dividends	(107,366)					(107,366)	
Adjustment upon adoption of Emerging Issues Task Force Issue No. 06-10	(1,459)					(1,459)	
Adjustment to apply measurement date provisions of FAS 158[1]	(351)					(351)	
Issuance of stock awards	9,977	332		9,977			
Shares repurchased	(843)	(31)		(843)			
Stock-based compensation	4,177			4,177			
December 31, 2008	$1,174,518	99,732	$7,175	$ 404,939	$(454,679)	$1,205,540	$11,543
Net income	155,145					151,482	3,663
Other comprehensive loss:							
Translation gain	80,780				79,535		1,245
Defined benefit plan adjustment[1]	56,149				56,149		
Derivative financial instruments[1]	8,526				8,526		
Other comprehensive income	145,455				144,210		1,245
Dividends	(108,979)					(108,979)	
Dividends paid to noncontrolling interests	(2,202)						(2,202)
Issuance of stock awards	9,316	468		9,316			
Shares repurchased	(1,239)	(51)		(1,239)			
Stock-based compensation	8,616			8,616			
December 31, 2009	$1,380,630	100,149	$7,175	$ 421,632	$(310,469)	$1,248,043	$14,249

[1] Net of tax

The Notes beginning on page F-6 are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Sonoco Products Company

(Dollars in thousands) *Years ended December 31*	*2009*	*2008*	*2007*
Cash Flows from Operating Activities			
Net income	**$ 155,145**	$ 157,258	$ 212,026
Adjustments to reconcile net income to net cash provided by operating activities			
Financial asset impairment	**—**	42,651	—
Restructuring-related asset impairment and pension curtailment	**12,197**	28,995	16,684
Depreciation, depletion and amortization	**173,587**	183,034	181,339
Share-based compensation expense	**8,616**	4,177	11,000
Equity in earnings of affiliates	**(7,743)**	(9,680)	(11,586)
Cash dividends from affiliated companies	**5,563**	7,632	8,435
Gain on disposition of assets	**(14,731)**	(2,476)	(838)
Pension and postretirement plan expense	**81,380**	30,756	38,918
Pension and postretirement plan contributions	**(122,195)**	(20,492)	(11,647)
Tax effect of nonqualified stock options	**1,990**	811	9,538
Excess tax benefit of share-based compensation	**(1,030)**	(711)	(9,317)
Net increase (decrease) in deferred taxes	**21,689**	(18,844)	(31,940)
Change in assets and liabilities, net of effects from acquisitions, dispositions, and foreign currency adjustments			
Trade accounts receivable	**(16,057)**	58,627	19,458
Inventories	**36,492**	5,017	(9,259)
Payable to suppliers	**15,438**	(62,614)	39,202
Prepaid expenses	**7,393**	(7,721)	(1,304)
Accrued expenses	**22,233**	(23,659)	27,859
Income taxes payable and other income tax items	**8,811**	(1,041)	(26,258)
Fox River environmental reserves and insurance receivable	**(6,997)**	38,415	25,150
Other assets and liabilities	**9,207**	(30,741)	(42,324)
Net cash provided by operating activities	**390,988**	379,394	445,136
Cash Flows from Investing Activities			
Purchase of property, plant and equipment	**(104,150)**	(123,114)	(169,444)
Cost of acquisitions, net of cash acquired	**(5,504)**	(5,535)	(236,263)
Proceeds from the sale of assets	**19,909**	19,758	23,417
Net (increase) decrease in investment in affiliates and other	**(1,765)**	(1,293)	2,652
Net cash used by investing activities	**(91,510)**	(110,184)	(379,638)
Cash Flows from Financing Activities			
Proceeds from issuance of debt	**24,103**	39,102	39,041
Principal repayment of debt	**(45,256)**	(118,115)	(40,364)
Net (decrease) increase in commercial paper borrowings	**(95,000)**	(74,000)	80,000
Net (decrease) increase in outstanding checks	**(2,568)**	11,855	(798)
Cash dividends – common	**(107,887)**	(106,558)	(102,658)
Excess tax benefit of share-based compensation	**1,030**	711	9,317
Shares acquired	**(1,239)**	(843)	(109,206)
Common shares issued	**7,159**	6,470	49,698
Net cash used by financing activities	**(219,658)**	(241,378)	(74,970)
Effects of Exchange Rate Changes on Cash	**3,770**	3,065	(6,268)
Increase (Decrease) in Cash and Cash Equivalents	**83,590**	30,897	(15,740)
Cash and cash equivalents at beginning of year	**101,655**	70,758	86,498
Cash and cash equivalents at end of year	**$ 185,245**	$ 101,655	$ 70,758
Supplemental Cash Flow Disclosures			
Interest paid, net of amounts capitalized	**$ 34,731**	$ 43,474	$ 50,401
Income taxes paid, net of refunds	**$ 34,328**	$ 73,872	$ 103,846

Prior year's data have been reclassified to conform to the current year's presentation.
The Notes beginning on page F-6 are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Sonoco Products Company (dollars in thousands except per share data)

The following notes are an integral part of the Consolidated Financial Statements. The accounting principles followed by the Company appear in bold type.

1. BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of Sonoco Products Company and its majority-owned subsidiaries (the "Company" or "Sonoco") after elimination of intercompany accounts and transactions. Investments in affiliated companies in which the Company shares control over the financial and operating decisions, but in which the Company is not the primary beneficiary, are accounted for by the equity method of accounting. Income applicable to these equity investments is reflected in "Equity in earnings of affiliates, net of tax" in the Consolidated Statements of Income. The aggregate carrying value of equity investments is reported in "Other Assets" in the Company's Consolidated Balance Sheets and totaled $99,940 and $89,856 at December 31, 2009 and 2008, respectively.

Affiliated companies in which the Company held a significant investment at December 31, 2009, included:

Entity	*Ownership Interest Percentage at December 31, 2009*
RTS Packaging JVCO	35.0%
Cascades Conversion, Inc.	50.0%
Cascades Sonoco, Inc.	50.0%
Showa Products Company Ltd.	20.0%
Conitex Sonoco Holding BVI Ltd.	30.0%

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In accordance with U.S. GAAP, the Company records revenue when title and risk of ownership pass to the customer, and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price to the customer is fixed or determinable and when collectibility is reasonably assured. Certain judgments, such as provisions for estimates of sales returns and allowances, are required in the application of the Company's revenue policy and, therefore, the results of operations in its Consolidated Financial Statements. Shipping and handling expenses are included in "Cost of sales," and freight charged to customers is included in "Net sales" in the Company's Consolidated Statements of Income.

The Company's trade accounts receivable are non-interest bearing and are recorded at the invoiced amounts. The allowance for doubtful accounts represents the Company's best estimate of the amount of probable credit losses in existing accounts receivable. Provisions are made to the allowance for doubtful accounts at such time that collection of all or part of a trade account receivable is in question. The allowance for doubtful accounts is monitored on a regular basis and adjustments are made as needed to ensure that the account properly reflects the Company's best estimate of uncollectible trade accounts receivable. Trade accounts receivable balances that are more than 180 days past due are generally 100% provided for in the allowance for doubtful accounts. Account balances are charged off against the allowance for doubtful accounts when the Company determines that the receivable will not be recovered. One of the Company's customers represented approximately 11% and 12% of the consolidated trade accounts receivable at December 31, 2009 and 2008, respectively. Sales to this customer accounted for approximately 12% of the Company's consolidated revenues in 2009, 2008 and 2007, and were primarily reported in the Consumer Packaging and Packaging Services segments. No other single customer comprised more than 5% of the Company's consolidated revenues in 2009, 2008 or 2007.

The Company identifies its reportable segments based on the level of detail reviewed by the chief operating decision maker, gross profit margins, nature of products sold, nature of the production processes, type and class of customer, methods used to distribute products and nature of the regulatory environment. Of these factors, the Company believes that the most significant are the nature of its products and the type of customers served.

Research and development costs are charged to expense as incurred and include salaries and other directly related expenses. Research and development costs totaling $12,387 in 2009, $15,888 in 2008 and $15,614 in 2007, are included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Income.

2. ACQUISITIONS

The Company completed one acquisition during 2009 at an aggregate cost of $5,004 in cash plus contingent consideration estimated at $2,208. This acquisition consisted of the injection molded plastics spools and reels assets and business of EconoReel Corporation of Logan, Utah, and additional manufacturing assets of Southern Reel, a subsidiary of EconoReel. The acquisition of this business is expected to generate annual sales of approximately $7,000 and will be included in All Other Sonoco. In conjunction with this acquisition, the Company recorded identifiable intangibles of $3,250, goodwill of $2,504, tangible assets of $1,458, and the contingent purchase liability of $2,208. Also in 2009, the Company recorded $500 of additional goodwill related to the payment of contingent consideration on its 2008 acquisition of Amtex Packaging, Inc.

The Company completed two acquisitions during 2008 at an aggregate cost of $5,535 in cash. These acquisitions consisted of Amtex Packaging, Inc., a packaging fulfillment company included in the Packaging Services segment, and VoidForm International Ltd., a Canada-based construction tube business included in the Tubes and Cores/Paper segment. The acquisition of these businesses is expected to generate annual sales of approximately $6,000. In conjunction with these acquisitions, the Company recorded identifiable intangibles of $4,890, goodwill of $179, and other net tangible assets of $466.

The Company completed four acquisitions during 2007, and purchased the remaining 51.1% interest of its AT-Spiral Oy joint venture, a European manufacturer of tubes and cores, at an aggregate cost of $236,263, all of which was paid in cash. In connection with these acquisitions, the Company recorded fair value of identified intangibles totaling $49,565, goodwill of $126,856 (none of which is expected to be tax deductible) and other net tangible assets of $59,842. Acquisitions in the Consumer Packaging segment included Matrix Packaging, Inc., a manufacturer of custom-designed blow molded rigid plastic containers and injection molded products with operations in the United States and Canada, and the fiber and plastic container business of Caraustar Industries, Inc. in the United States. Additional acquisitions in 2007 consisted of a small tube and core business in Mexico, which is included in the Tubes and Cores/Paper segment, and a small protective packaging business in the United States, which is included in All Other Sonoco.

The Company has accounted for these acquisitions as purchases and, accordingly, has included their results of operations in the Company's consolidated statements of net income from the respective dates of acquisition. Pro forma results have not been provided, as the acquisitions were not material to the Company's financial statements individually, or in the aggregate, in any single year.

3. RESTRUCTURING AND ASSET IMPAIRMENT

The Company accounts for costs associated with exit or disposal activities under U.S. GAAP, whereby exit costs are recognized when the liability is incurred. If assets become impaired as a result of a restructuring action, the assets are written down to fair value, less estimated costs to sell, if applicable. A number of significant estimates and assumptions are involved in the determination of fair value. The Company considers historical experience and all available information at the time the estimates are made; however, the amounts that are ultimately realized upon the sale of divested assets may differ from the estimated fair values reflected in the Company's Consolidated Financial Statements.

The Company has engaged in a number of restructuring actions over the past several years. Actions initiated in 2009, 2008 and 2007 are reported as "2009 Actions," "2008 Actions" and "2007 Actions," respectively. The Company has two formal restructuring plans that are still active, although both were substantially complete at December 31, 2009. These are reported as "Earlier Actions." Following are the total restructuring and asset impairment charges, net of adjustments, recognized by the Company during the periods presented:

	Year Ended December 31		
	2009	*2008*	*2007*
Restructuring/Asset impairment:			
2009 Actions	**$ 28,629**	$ —	$ —
2008 Actions	**8,218**	38,235	—
2007 Actions	**(10,739)**	15,807	19,638
Earlier Actions	**693**	3,368	16,553
Financial Asset Impairment	—	42,651	—
Restructuring/Asset impairment charges	**$ 26,801**	$100,061	$ 36,191
Income tax benefit	**(8,458)**	(34,158)	(10,835)
Equity method investments, net of tax	**908**	—	—
Impact of Noncontrolling Interests, net of tax	**3,787**	(4,102)	(64)
Total impact of Restructuring/ Asset impairment charges, net of tax	**$ 23,038**	$ 61,801	$ 25,292

Restructuring and asset impairment charges are included in "Restructuring/Asset impairment charges" in the Consolidated Statements of Income, except for restructuring and asset impairment charges related to equity method investments, which are included in "Equity in earnings of affiliates, net of tax."

The Company expects to recognize future additional costs totaling approximately $5,100 in connection with previously announced restructuring actions. The Company believes that the majority of these charges will be incurred and paid by the end of 2010. The Company continually evaluates its cost structure, including its manufacturing capacity, and additional restructuring actions may be undertaken.

2009 Actions

During 2009, the Company initiated closures in its Tubes and Cores/Paper segment including a paper mill in the United States and five tube and core plants – three in the United States, one in Europe, and one in Canada. The Company also initiated the closures of two rigid paper packaging plants in the United States (part of the Consumer Packaging segment), a fulfillment service center in Germany (part of the Packaging Services segment), a molded plastics facility in the United States (part of All Other Sonoco) and a wooden reel facility in the United States (part of All Other Sonoco). Also during 2009, the Company sold a small Canadian recovered paper brokerage business. Net sales associated with this business were approximately $7,000 through the date of the sale. In addition to the plant closures, the Company has continued to realign its fixed cost structure resulting in the elimination of approximately 225 positions in 2009.

Below is a summary of 2009 Actions and related expenses by type incurred and estimated to be incurred through the end of the restructuring initiative.

2009 Actions	*Total Incurred to Date*	*Estimated Total Cost*
Severance and Termination Benefits		
Tubes and Cores/Paper segment	$13,525	$13,875
Consumer Packaging segment	2,045	2,295
Packaging Services segment	1,432	1,432
All Other Sonoco	1,238	1,238
Corporate	665	665
Asset Impairment/Disposal of Assets		
Tubes and Cores/Paper segment	6,383	6,383
Consumer Packaging segment	556	556
Packaging Services segment	7	7
All Other Sonoco	303	303
Other Costs		
Tubes and Cores/Paper segment	1,916	3,971
Consumer Packaging segment	79	1,054
Packaging Services segment	145	195
All Other Sonoco	335	370
Total Charges and Adjustments	$28,629	$32,344

The following table sets forth the activity in the 2009 Actions restructuring accrual included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets:

2009 Actions Accrual Activity	*Severance and Termination Benefits*	*Asset Impairment/ Disposal of Assets*	*Other Costs*	*Total*
Liability, December 31, 2008	$ —	$ —	$ —	$ —
2009 charges	19,180	8,025	2,475	29,680
Adjustments	(275)	(776)	—	(1,051)
Cash receipts/(payments)	(10,227)	2,775	(2,467)	(9,919)
Asset write downs/disposals	—	(10,024)	—	(10,024)
Foreign currency translation	147	—	3	150
Liability, December 31, 2009	$ 8,825	$ —	$ 11	$ 8,836

Proceeds of $2,775 were received from the disposal of a Canadian recovered paper brokerage business. The net book value of property, plant and equipment written off against the sales proceeds totaled $125. Also written off was associated goodwill totaling $1,643. The resulting gain of $1,007 is included under "2009 charges" in the table above.

The Company expects to pay the majority of the remaining 2009 Actions restructuring costs by the end of 2010 using cash generated from operations.

2008 Actions

During 2008, the Company initiated the following closures in its Tubes and Cores/Paper segment: ten tube and core plants, three in the United States, three in Canada, two in the United Kingdom, one in Spain, and one in China; two paper mills, one in the United States and one in Canada; and a specialty paper machine in the United States. In addition, closures were initiated of four rigid packaging plants in the United States (part of the Consumer Packaging segment) and two fulfillment centers in the United States (part of the Packaging Services segment). The Company also realigned its fixed cost structure resulting in the permanent elimination of approximately 125 salaried positions.

Below is a summary of the 2008 Actions and related expenses by type incurred and estimated to be incurred through the end of the restructuring initiative.

	Year Ended December 31,		*Total Incurred*	*Estimated Total*
2008 Actions	*2009*	*2008*	*to Date*	*Cost*
Severance and Termination Benefits				
Tubes and Cores/Paper segment	**$3,036**	$ 8,221	$11,257	$11,407
Consumer Packaging segment	**(375)**	4,102	3,727	3,727
Packaging Services segment	**87**	1,368	1,455	1,455
All Other Sonoco	**—**	563	563	563
Corporate	**106**	1,734	1,840	1,840
Asset Impairment/Disposal of Assets				
Tubes and Cores/Paper segment	**57**	10,949	11,006	11,006
Consumer Packaging segment	**126**	4,706	4,832	4,832
Packaging Services segment	**(365)**	365	—	—
Other Costs				
Tubes and Cores/Paper segment	**4,606**	5,245	9,851	10,886
Consumer Packaging segment	**925**	974	1,899	1,899
Corporate	**15**	8	23	23
Total Charges and Adjustments	**$8,218**	$38,235	$46,453	$47,638

The following table sets forth the activity in the 2008 Actions restructuring accrual included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets:

2008 Actions Accrual Activity	*Severance and Termination Benefits*	*Asset Impairment/ Disposal of Assets*	*Other Costs*	*Total*
Liability, December 31, 2007	$ —	$ —	$ —	$ —
2008 charges	15,988	16,020	6,227	38,235
Cash receipts/(payments)	(3,992)	219	(1,943)	(5,716)
Asset write downs/disposals	—	(16,239)	—	(16,239)
Foreign currency translation	(103)	—	—	(103)
Pension curtailment/ settlement	—	—	(3,927)	(3,927)
Liability, December 31, 2008	$ 11,893	$ —	$ 357	$ 12,250
2009 charges	3,226	792	5,649	9,667
Adjustments	(372)	(974)	(103)	(1,449)
Cash receipts/(payments)	(12,692)	1,149	(4,242)	(15,785)
Asset write downs/disposals	—	(967)	—	(967)
Foreign currency translation	185	—	(6)	179
Pension curtailment/ settlement	—	—	(941)	(941)
Liability, December 31, 2009	$ 2,240	$ —	$ 714	$ 2,954

Other Costs in the Tubes and Cores/Paper segment include settlement charges of $941 related to a defined benefit pension plan maintained for the hourly union employees of the Canadian paper mill. During 2009, the Company received proceeds of $1,149 from the sale of a building at a tube and core operation in Canada. The resulting gain of $974 is shown under "Adjustments" in the table above.

During the years ended December 31, 2009 and 2008, the Company also recorded noncash, after-tax offsets in the amounts of $18 and $1,131, respectively, to reflect a minority interest holder's portion of restructuring costs that were charged to expense.

The Company expects to pay the majority of the remaining Other 2008 Actions restructuring costs by the end of 2010 using cash generated from operations.

Other 2007 Actions

In 2007, the Company initiated the closures of the following operations: a metal ends plant in Brazil (Consumer Packaging segment), a rigid packaging plant in the United States (part of the Consumer Packaging segment), a paper mill in China (part of the Tubes and Cores/Paper segment), a molded plastics plant in Turkey (part of All Other Sonoco), and a point-of-purchase display manufacturing plant in the United States (part of the Packaging Services segment).

Below is a summary of the Other 2007 Actions and related expenses by type incurred, and estimated to be incurred, through the end of the restructuring initiative.

2007 Actions	*Year Ended December 31,*			*Total Incurred to Date*	*Estimated Total Cost*
	2009	*2008*	*2007*		
Severance and Termination Benefits					
Tubes and Cores/ Paper segment	$ **510**	$ 6,908	$ 1,148	$ 8,566	$ 8,566
Consumer Packaging segment	—	653	874	1,527	1,527
Packaging Services segment	(7)	270	134	397	397
All Other Sonoco	—	—	36	36	36
Asset Impairment/ Disposal of Assets					
Tubes and Cores/ Paper segment	**(11,682)**	(845)	—	(12,527)	(12,527)
Consumer Packaging segment	**24**	5,181	16,348	21,553	21,553
All Other Sonoco	—	(61)	597	536	536
Other Costs					
Tubes and Cores/ Paper segment	**291**	604	—	895	995
Consumer Packaging segment	**125**	3,097	273	3,495	3,495
All Other Sonoco	—	—	228	228	228
Total Charges and Adjustments	**$(10,739)**	$15,807	$19,638	$ 24,706	$ 24,806

The following table sets forth the activity in the 2007 Actions restructuring accrual included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets:

2007 Actions Accrual Activity	*Severance and Termination Benefits*	*Asset Impairment/ Disposal of Assets*	*Other Costs*	*Total*
Liability, December 31, 2007	$ 1,165	$ —	$ 230	$ 1,395
2008 charges	7,974	10,067	3,704	21,745
Adjustments	(143)	(5,792)	(3)	(5,938)
Cash receipts/(payments)	(7,513)	14,671	(3,920)	3,238
Asset write downs/disposals	—	(18,946)	—	(18,946)
Foreign currency translation	262	—	(11)	251
Liability, December 31, 2008	$ 1,745	$ —	$ —	$ 1,745
2009 charges	510	24	416	950
Adjustments	(7)	(11,682)	—	(11,689)
Cash receipts/(payments)	(2,196)	11,682	(416)	9,070
Asset write downs/disposals	—	(24)	—	(24)
Foreign currency translation	(7)	—	—	(7)
Liability, December 31, 2009	$ 45	$ —	$ —	$ 45

Sales proceeds of $14,671, net of commissions, were received in December 2008 related to the sale of the Company's paper mill in China. At the time these proceeds were received, the book value of property, plant and equipment and land use rights (an intangible asset) was written off. The remaining sales proceeds totaling $11,211 were received during 2009, the full amount of which is reflected as a net gain under "Adjustments" in the table above. At the time of the sale, the Company believed collectibility was uncertain. As a result, proceeds from this transaction were recorded on a cash basis and gains recognized only to the extent that cash collected exceeded the book value of the assets sold.

During the years ended December 31, 2009, 2008 and 2007, the Company also recorded non-cash, after-tax offsets in the amounts of $(3,805), $2,971, and $64, respectively, to reflect the impact of the noncontrolling interest holder's portion of the sale of the paper mill in China.

The Company expects to pay the majority of the remaining Other 2007 Actions restructuring costs during 2010 using cash generated from operations.

Earlier Actions

Earlier Actions are comprised of two formal restructuring plans, the 2006 Plan and the 2003 Plan, both of which included a number of plant closures and workforce reductions. At December 31, 2009, the remaining restructuring accrual for Earlier Actions was $644. The accrual, included in "Accrued expenses and other" on the Company's Consolidated Balance Sheet, relates primarily to building lease terminations and unpaid severance and termination benefits. The Company expects to recognize future pre-tax charges of approximately $100 associated with Earlier Actions, primarily related to building lease terminations and costs of exiting two closed facilities in Europe. The Company expects both the liability and the future costs to be fully paid by the end of 2012 using cash generated from operations.

Financial Asset Impairment

As part of the 2003 sale of its High Density Film business, the Company received a subordinated note receivable and a preferred equity interest in the buyer as a portion of the selling price. Based on information provided by the buyer late in the first quarter of 2008, the Company concluded that neither the collection of its subordinated note receivable nor redemption of its preferred equity interest was probable, and that their value was likely zero. Accordingly, the Company fully reserved these items in the first quarter of 2008, recording a charge totaling $42,651 pretax ($30,981 after tax). This financial asset impairment charge is included in "Restructuring/Asset impairment charges" in the Company's Consolidated Statements of Income. On May 6, 2008, the buyer filed a petition for relief under Chapter 11 with the United States Bankruptcy Court for the District of Delaware that included a plan of reorganization, which was subsequently approved by the court June 26, 2008. As part of the plan of reorganization, the Company's preferred equity interest and its subordinated note receivable were extinguished with no recovery by the Company.

4. CASH AND CASH EQUIVALENTS

Cash equivalents are composed of highly liquid investments with an original maturity of three months or less. Cash equivalents are recorded at cost, which approximates market. At December 31, 2009 and 2008, outstanding checks totaling $21,069 and $23,781, respectively, were included in "Payable to suppliers" on the Company's Consolidated Balance Sheets. In addition, outstanding payroll checks of $1,372 and $1,229 as of December 31, 2009 and 2008, respectively, were included in "Accrued wages and other compensation" on the Company's Consolidated Balance Sheets.

The Company uses a notional pooling arrangement with an international bank to help manage global liquidity requirements. Under this pooling arrangement, the Company and its participating subsidiaries may maintain either cash deposit or borrowing positions through local currency accounts with the bank, so long as the aggregate position of the global pool is a notionally calculated net cash deposit. Because it maintains a security interest in the cash deposits, and has the right to offset the cash deposits against the borrowings, the bank provides the Company and its participating subsidiaries favorable interest terms on both. The Company's Consolidated Balance Sheets reflect a net cash deposit under this pooling arrangement of $7,061 and $1,753 as of December 31, 2009 and 2008, respectively.

5. INVENTORIES

Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used for the valuation of certain of the Company's domestic inventories, primarily metal, internally manufactured paper and paper purchased from third parties. The LIFO method of accounting was used to determine the costs of approximately 23% and 23% of total inventories at December 31, 2009 and 2008, respectively. The remaining inventories are determined on the first-in, first-out (FIFO) method.

If the FIFO method of accounting had been used for all inventories, total inventory would have been higher by $19,155 and $17,667 at December 31, 2009 and 2008, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Plant assets represent the original cost of land, buildings and equipment, less depreciation, computed under the straight-line method over the estimated useful lives of the assets, and are reviewed for impairment whenever events indicate the carrying value may not be recoverable.

Equipment lives generally range from three to 11 years, and buildings from 15 to 40 years.

Timber resources are stated at cost. Depletion is charged to operations based on the estimated number of units of timber cut during the year.

Details at December 31 are as follows:

	2009	*2008*
Land	$ **74,281**	$ 74,254
Timber resources	**39,348**	39,274
Buildings	**429,360**	420,642
Machinery and equipment	**2,343,117**	2,210,659
Construction in progress	**54,221**	62,913
	2,940,327	2,807,742
Accumulated depreciation and depletion	**(2,013,498)**	(1,834,300)
Property, plant and equipment, net	$ **926,829**	$ 973,442

Estimated costs for completion of capital additions under construction totaled approximately $58,000 at December 31, 2009.

Depreciation and depletion expense amounted to $161,180 in 2009, $170,032 in 2008 and $170,013 in 2007.

The Company has certain properties and equipment that are leased under noncancelable operating leases. Future minimum rentals under noncancelable operating leases with terms of more than one year are as follows: 2010 – $33,200; 2011 – $24,500; 2012 – $20,300; 2013 – $13,300; 2014 – $8,400 and thereafter – $16,000. Total rental expense under operating leases was approximately $50,100 in 2009, $52,900 in 2008 and $46,800 in 2007.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The Company accounts for goodwill in accordance with U.S. GAAP under which purchased goodwill and intangible assets with indefinite lives are not amortized. The Company evaluates its goodwill for impairment at least annually, and more frequently if indicators of impairment are present. In performing the impairment test, the Company uses discounted future cash flows to estimate the fair value of each reporting unit giving consideration to multiples it believes could be obtained in a sale. If the fair value of the reporting unit exceeds the carrying value of the reporting unit's assets, including goodwill, there is no impairment. Otherwise, if the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment charge is recognized for the excess.

The Company completed its annual goodwill impairment testing during the third quarters of 2009, 2008 and 2007. Based on the results of these evaluations, the Company concluded that there was no impairment of goodwill for any of its reporting units. For testing purposes, the fair values of the Company's reporting units were estimated based on projections of future years' operating results and associated cash flows. For 2009, these projections reflected management's expectations for a gradual recovery in the overall economy beginning in 2010 as well as improved results from ongoing growth opportunities and initiatives. Should the improved operating results reflected in these projections not materialize, future goodwill impairment charges may be required. Reporting units with significant goodwill whose results need to show improvement from current levels, beyond that expected from a recovery in the general economy, in order to assure that there will not be a future impairment include Tubes & Cores/Paper – Europe, Matrix Packaging, and Molded Plastics. The estimated fair values of these reporting units exceeded their carrying values by approximately $58,000, or 25%, for Matrix Packaging, approximately $12,000, or 14% for Molded Plastics, and approximately $81,000, or 28%, for Tubes and Cores/Paper – Europe. In addition, the Company's Australian Rigid Paper Containers unit will need to show significant improvement from current performance levels. While the global economic recession has impacted each of these units, it has had a more significant impact on the operating results of Tubes & Cores/ Paper- Europe and Molded Plastics. The Company expects operating results in all of these units to improve as general economic conditions improve and has implemented certain restructuring actions that are expected to bolster future cash flows. In addition, results in Matrix Packaging are projected to grow at levels beyond that expected from a recovery in the general economy.

During the fourth quarter of 2009, the Global Services unit participated in a bidding process conducted by its largest customer. The outcome of this bidding activity was unfavorable to the Company as a significant portion of the customer's sales volume will be lost. In response, the Company reevaluated the goodwill of this reporting unit and determined it was not impaired. The Company's reevaluation took into account this loss of the business, and concluded that the impact would be largely offset by projected growth with other customers.

Holding the other valuation assumptions constant, a downward shift in projected operating profits across all future periods in Matrix Packaging, Tubes and Cores/Paper – Europe, Molded Plastics and Global Services in excess of 24%, 24%, 11% and 31%, respectively, would indicate that the carrying value of the respective business unit may be in excess of fair value. The future operating performance of these units is dependent upon a number of variables which cannot be predicted with certainty.

If the Company's assessment of the relevant facts and circumstances changes, if economic conditions fail to improve, or if actual performance in any of these reporting units falls short of expected results, noncash impairment charges may be required. Total goodwill associated with Global Services, Matrix Packaging, Tubes & Cores/ Paper – Europe, Molded Plastics, and Rigid Paper Containers – Australia was approximately $150,100, $127,600, $108,900, $41,900, and $5,400 respectively at December 31, 2009.

The changes in the carrying amount of goodwill for the year ended December 31, 2009, are as follows:

	Tubes and Cores /Paper Segment	*Consumer Packaging Segment*	*Packaging Services Segment*	*All Other Sonoco*	*Total*
Balance as of January 1, 2009	$229,239	$337,922	$149,582	$66,240	$782,983
Goodwill on acquisitions	—	—	500	2,504	3,004
Dispositions	(1,643)	—	—	—	(1,643)
Foreign currency translation	9,279	19,876	—	31	29,186
Balance as of December 31, 2009	$236,875	$357,798	$150,082	$68,775	$813,530

The Company recorded $3,004 of goodwill in 2009. Of this total, $2,504 was in connection with the acquisition of the injection molded plastic spools and reels business of EconoReel Corporation. The remaining $500 was related to the payment of contingent consideration on the prior year acquisition of Amtex Packaging, Inc. In addition, the Company disposed of $1,643 of goodwill associated with the sale of a recovered paper brokerage business in Canada.

Other Intangible Assets

Intangible assets are amortized, usually on a straight-line basis, over their respective useful lives, which generally range from three to 20 years. The Company evaluates its intangible assets for impairment whenever indicators of impairment exist. The Company has no intangibles with indefinite lives.

	2009	*2008*
Other Intangible Assets, Gross:		
Patents	**$ 2,592**	$ 3,559
Customer lists	**161,007**	156,883
Land use rights	**340**	316
Supply agreements	**1,000**	1,000
Other	**7,830**	12,047
Total Other Intangible Assets, Gross	**$172,769**	$173,805
Total accumulated amortization	**$ (57,725)**	$ (53,265)
Other Intangible Assets, Net	**$115,044**	$120,540

The Company recorded $3,250 of identifiable intangibles in connection with the 2009 purchase of the injection molded plastic spools and reels business of EconoReel Corporation. Of this total, $1,900 related to patents that will be amortized over 12 years, $1,200 related to customer lists that will be amortized over 12 years with the remaining $150 consisting of a non-compete agreement that will be amortized over 5 years. During 2009, the Company wrote off patents and other intangible assets with a gross cost of approximately $8,600. These intangible assets, which were fully amortized, had no legal or economic life remaining.

Aggregate amortization expense on intangible assets was $12,407, $13,002 and $11,326 for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense on intangible assets is expected to approximate $12,200 in 2010, $11,900 in 2011, $11,400 in 2012, $11,200 in 2013 and $10,900 in 2014.

8. DEBT

Debt at December 31 was as follows:

	2009	*2008*
Commercial paper, average rate of 0.67% in 2009 and 3.13% in 2008	**$ 0**	$ 95,000
6.75% debentures due November 2010	**99,986**	99,954
6.5% debentures due November 2013	**248,984**	249,439
5.625% debentures due November 2016	**149,537**	149,465
9.2% debentures due August 2021	**41,305**	41,305
Foreign denominated debt, average rate of 9.4% in 2009 and 6.5% in 2008	**27,229**	43,284
Other notes	**13,755**	11,378
Total debt	**580,796**	689,825
Less current portion and short-term notes	**118,053**	32,978
Long-term debt	**$462,743**	$656,847

The Company operates a $500,000 commercial paper program that provides a flexible source of domestic liquidity. The program is supported by a bank credit facility of an equal amount established May 3, 2006, with a syndicate of lenders that is committed until May 2011. In the event that a disruption of global credit markets were to prevent the Company from issuing commercial paper, it has the contractual right to draw funds directly on the underlying bank credit facility. Based on the information currently available to it, the Company believes that its lenders have the ability to meet their obligations under the facility. At the Company's discretion, the borrowing rate for such loans could be based on either the agent bank's prime rate or a pre-established spread over LIBOR. Outstanding commercial paper is typically classified as long-term debt.

During the latter part of 2008, the Internal Revenue Service issued a temporary rule extending to 60 days the period that U.S. corporations may borrow funds from foreign subsidiaries without unfavorable tax consequences. The Company utilized this rule at December 31, 2008 and at various times throughout 2009, including year end. Offshore cash accessed was used in lieu of issuing commercial paper. Amounts outstanding subject to the rule at December 31, 2009 and 2008 were $40,000 and $72,000, respectively. These short-term lending arrangements were subsequently settled within the 60 day provision, resulting in equivalent increases in commercial paper outstanding and cash on hand. Depending on its immediate offshore cash needs, the Company may choose to access such funds again in the future as allowed by this temporary rule.

In addition, at December 31, 2009, the Company had approximately $202,000 available under unused short-term lines of credit. These short-term lines of credit are for general Company purposes, with interest at mutually agreed-upon rates.

Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires the Company to maintain a minimum level of net worth, as defined. As of December 31, 2009, the Company's defined net worth was approximately $439,000 above the minimum level required under this covenant.

The principal requirements of debt maturing in the next five years are: 2010 – $118,053; 2011 – $1,989; 2012 – $12,394; 2013 – $250,787 and 2014 – $1,743.

9. FINANCIAL INSTRUMENTS AND DERIVATIVES

The following table sets forth the carrying amounts and fair values of the Company's significant financial instruments where the carrying amount differs from the fair value.

	December 31, 2009		*December 31, 2008*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Long-term debt	**$ 462,743**	**$ 473,573**	$ 656,847	$ 599,748

The carrying value of cash and cash equivalents, short-term debt and long-term variable-rate debt approximates fair value. The fair value of long-term debt is based on quoted market prices or is determined by discounting future cash flows using interest rates available to the Company for issues with similar terms and average maturities.

In accordance with U.S. GAAP, the Company records its derivatives as assets or liabilities on the balance sheet at fair value using published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of derivatives. Changes in the fair value of derivatives are recognized either in net income or in other comprehensive income, depending on the designated purpose of the derivative. It is the Company's policy not to speculate in derivative instruments. The Company has determined all hedges to be highly effective and as a result no material ineffectiveness has been recorded.

The Company uses derivatives to mitigate the effect of fluctuations in some of its raw material and energy costs, foreign currency fluctuations and interest rate movements. The Company purchases commodities such as recovered paper, metal and energy generally at market or at fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. The Company may enter into commodity futures or swaps to reduce the effect of price fluctuations. The Company may use foreign currency forward contracts and other risk management instruments to manage exposure to changes in foreign currency cash flows and the translation of monetary assets and liabilities on the Company's consolidated financial statements. The Company is exposed to interest-rate fluctuations as a result of using debt as a source of financing for its operations. The Company may from time to time use traditional, unleveraged interest rate swaps to adjust its mix of fixed and variable rate debt to manage its exposure to interest rate movements.

Cash Flow Hedges

At December 31, 2009 and 2008, the Company had derivative financial instruments outstanding to hedge anticipated transactions and certain asset and liability related cash flows. To the extent considered effective, the changes in fair value of these contracts are recorded in other comprehensive income and reclassified to income or expense in the period in which the hedged item impacts earnings.

Commodity Cash Flow Hedges

The Company has entered into certain derivative contracts to manage the cost of anticipated purchases of natural gas and aluminum. At December 31, 2009, natural gas swaps covering approximately 5.8 million MMBTUs were outstanding. These contracts represent approximately 75%, 37% and 16% of anticipated U.S. and Canadian usage for 2010, 2011 and 2012 respectively. Additionally, the Company had swap contracts covering 3,765 metric tons of aluminum representing approximately 27% of anticipated usage for 2010. The fair values of the Company's commodity cash flow hedges were in loss positions totaling $8,294 and $20,491 at December 31, 2009 and 2008, respectively.

Foreign Currency Cash Flow Hedges

The Company has entered into forward contracts to hedge certain anticipated foreign currency denominated sales and purchases forecasted to occur in 2010. At December 31, 2009, the net position of these contracts was to purchase approximately 56.6 million Canadian dollars, 1.7 million British pounds, and 170.5 million Mexican pesos and to sell approximately 5.6 million Australian dollars, 3.0 million New Zealand dollars, and 3.4 million euros. The fair value of these foreign currency cash flow hedges was $721 at December 31, 2009. The fair value of foreign currency cash flow hedges at December 31, 2008 was $(666).

Fair Value Hedges

During the third quarter, the Company entered into an interest rate derivative to swap $150,000 notional value of its 6.5% debentures due November 2013 to a floating rate. The effect of this fair value hedge was a decrease of the carrying value of the related bonds of $572 at December 31, 2009. The fair value of this hedge was a net liability of $(647) at December 31, 2009. The Company had no fair value hedges at December 31, 2008.

Other Derivatives

The Company routinely enters into forward contracts or swaps to economically hedge the currency exposure of intercompany debt and existing foreign currency denominated receivables and payables. The Company does not apply hedge accounting treatment under FAS 133 for these instruments. As such, changes in fair value are recorded directly to income and expense in the periods that they occur. At December 31, 2009, the net position of these contracts, all of which were short term, was to sell approximately 39.5 million Canadian dollars and purchase 0.5 million British Pounds and 9.8 billion Colombian Pesos. The fair value of these derivatives was $795 at December 31, 2009. At December 31, 2008 the fair value of such derivatives was $6,264.

The following table sets forth the location and fair values of the Company's derivative instruments at December 31, 2009:

Description	*Balance Sheet Location*	*Fair Value*
Derivatives designated as hedging instruments:		
Commodity Contracts	Other Current Assets	$2,080
Commodity Contracts	Other Current Liabilities	$6,940
Commodity Contracts	Other Long Term Liabilities	$3,434
Foreign Exchange Contracts	Other Current Assets	$ 792
Foreign Exchange Contracts	Other Current Liabilities	$ 71
Derivatives designated as fair value hedges:		
Interest Rate Swap Contracts	Other Long Term Liabilities	$ 647
Derivatives not designated as hedging instruments:		
Foreign Exchange Contracts	Other Current Assets	$ 816
Foreign Exchange Contracts	Other Current Liabilities	$ 21

The following table sets forth the effect of the Company's derivative instruments on financial performance for the twelve months ended December 31, 2009:

Description	*Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)*	*Location of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)*	*Amount of Gain or (Loss) Reclassified from Accumulated OCI Into Income (Effective Portion)*	*Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)*	*Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)*
Derivatives in Cash Flow Hedging Relationships:					
Foreign Exchange Contracts	$ 3,538	Net sales	$ 5,201	Net sales	$ —
		Cost of sales	$ (3,297)	Cost of sales	$ —
Commodity Contracts	$(13,679)	Cost of sales	$(25,462)	Cost of sales	$328
Fair value hedge derivatives:					
Interest Rate Swap				Interest expense	$ (75)

	Location of Gain or (Loss) Recognized in Income Statement	*Gain or (Loss) Recognized*
Derivatives not designated as hedging instruments:		
Foreign Exchange Contracts	Cost of sales	$ 541
	Selling, general and administrative	$ 717

10: FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board issued new requirements concerning employers' disclosures about postretirement benefit plan assets in December 2008. The applicable provisions of the new disclosure requirements were effective for companies with fiscal year's ending after December 15, 2009, and as such the required disclosures are presented below.

The following tables set forth information regarding the Company's financial assets and financial liabilities that are measured at fair value at December 31, 2009 and 2008. The Company does not currently have any nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis.

		Fair Value Measurements at Reporting Date Using		
Description	*December 31, 2009*	*Quoted Market Prices in Active Market for Identical Assets/Liabilities (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*
Assets:				
Derivatives	$ 3,787	$ —	$ 3,787	$ —
Deferred Compensation Plan Assets	1,998	1,998	—	—
Postretirement Benefit Plan Assets:				
Mutual Funds [a]	746,569	—	746,569	—
Common Stocks	103,761	103,761	—	—
Short-Term Investments [b]	78,324	—	78,324	—
Hedge Fund of Funds [c]	37,270	—	—	37,270
Real Estate [d]	32,624	—	—	32,624
Cash Surrender Value of Life Insurance Policies, net of loans	5,685	—	—	5,685
Cash and Accrued Income	1,968	1,968	—	—
Guaranteed Investment Contracts	68	—	—	68
Forward Contracts	(6)	—	(6)	—
Total Postretirement Benefit Plan Assets	$1,006,263	$105,729	$824,887	$75,647
Liabilities:				
Derivatives	$ 11,113	$ —	$ 11,113	$ —

[a] Mutual fund investments are comprised predominantly of equity securities of U.S. corporations with large capitalizations. This category also includes funds invested in Corporate equities in international and emerging markets and funds invested in long-term domestic bonds.

[b] This category includes several money market funds used for managing overall liquidity.

[c] This category includes investments in a number of funds representing a variety of strategies intended to diversify risks and reduce volatility. It includes event-driven credit and equity investments targeted at economic policy decisions, long and short positions in U.S. and international equities, arbitrage investments, and emerging market equity investments.

[d] This category includes funds invested in real estate (including office, industrial, residential, and retail) primarily throughout the United States.

The Company's pension plan assets comprise more than 98% of its total postretirement benefit plan assets. The assets of the Company's various pension plans and retiree health and life insurance plans are largely invested in the same funds and investments and in similar proportions and, as such, are not shown separately, but are combined in the table above. Postretirement benefit plan assets are netted against postretirement benefit obligations to determine the funded status of each plan. The funded status is recognized in the Company's Consolidated Balance Sheets as shown in Note 12.

		Fair Value Measurements at Reporting Date Using		
Description	*December 31, 2008*	*Quoted Market Prices in Active Market for Identical Assets/Liabilities (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*
Assets:				
Derivatives	$ 6,628	$ —	$ 6,628	$—
Deferred Compensation Plan Assets	1,648	1,648	—	—
Liabilities:				
Derivatives	$21,208	$ —	$21,208	$—

The following table sets forth information summarizing the changes in fair value of the Company's Level 3 assets for the year ended December 31, 2009. All of these assets were held in the Company's postretirement benefit plans. The Company's Level 3 postretirement benefit plan assets at December 31, 2008 did not require disclosure.

	Dec. 31, 2008	*Purchases*	*Sales*	*Gain/(Loss) on Assets Sold*	*Gain/(Loss) on Assets Held*	*Foreign Currency Translation*	*Dec. 31, 2009*
Level 3 Assets:							
Hedge Fund of Funds	$ 36,314	$ 35,605	$(35,605)	$(709)	$ 1,665	$ —	$ 37,270
Real Estate	44,056	319	(416)	155	(11,890)	400	32,624
Cash Surrender Value of Life Insurance Policies, net of loans	5,348	—	—	—	337	—	5,685
Guaranteed Investment Contracts	74	3	(9)	—	—	—	68
Total Level 3 Assets	$ 85,792	$ 35,927	$(36,030)	$(554)	$ (9,888)	$400	$ 75,647

The fair value of Level 3 real estate investments is determined by the fund sponsor using independent appraisers to value the underlying properties on an annual basis (at a minimum). The property valuations and the key valuation-sensitive assumptions are reviewed by the fund sponsor and adjusted if there has been a significant change in circumstances related to the property since the last valuation. Fair value measurements of investments in the hedge fund of funds employ combinations of the market, income, and cost approach, depending upon the nature of the underlying investments. Level 3 assets comprise approximately 7.5% of the Company's total postretirement benefit plan assets and are utilized in order to provide an additional measure of diversification. They are not considered a critical part of the Company's overall investment strategy.

As discussed in Note 9, the Company uses derivatives to mitigate the effect of raw material and energy cost fluctuations, foreign currency fluctuations and interest rate movements. Fair value measurements for the Company's derivatives are classified under Level 2 because such measurements are determined using published market prices or estimated based on observable inputs such as interest rates, yield curves, spot and future commodity prices and spot and future exchange rates.

Certain deferred compensation plan liabilities are funded and the assets invested in various exchange traded mutual funds. These assets are measured using quoted prices in accessible active markets for identical assets.

11. STOCK-BASED COMPENSATION PLANS

The Company provides share-based compensation to certain of its employees and non-employee directors in the form of stock options, stock appreciation rights, restricted stock units and other share-based awards. Awards issued prior to 2009 were issued pursuant to the 1991 Key Employee Stock Plan (the "1991 Plan") or the 1996 Non-Employee Directors Stock Plan (the "1996 Plan"). Awards issued after 2008 were issued pursuant to the Sonoco Products Company 2008 Long-Term Incentive Plan (the "2008 Plan"), which became effective upon approval by the shareholders on April 16, 2008. The maximum number of shares of common stock that may be issued under the 2008 Plan was set at 8,500,000 shares, subject to certain adjustments, which includes all awards that were granted, forfeited or expired during 2008 under all previous plans. At December 31, 2009, a total of 5,914,617 shares remain available for future grant under the 2008 Plan. After the effective date of the 2008 Plan, no awards may be granted under any previous plan. The Company issues new shares for stock option and stock appreciation right exercises and stock unit conversions. Although the Company from time to time has repurchased shares to replace its authorized shares issued under its stock compensation plans, there is no specific schedule or policy to do so. The Company's stock-based awards to non-employee directors have not been material.

Accounting for Share-based Compensation

For stock appreciation rights granted to retiree-eligible employees, the service completion date is assumed to be the grant date; therefore, expense associated with share-based compensation to these employees is recognized at that time.

Total compensation cost for share-based payment arrangements was $8,616, $4,177 and $11,000, for 2009, 2008 and 2007, respectively. The related tax benefit recognized in net income was $3,254, $1,550 and $3,908, for the same years, respectively. Share-based compensation expense is included in "Selling, general and administrative expenses" in the Consolidated Statements of Income.

An "excess" tax benefit is created when the tax deduction for an exercised stock option, exercised stock appreciation right or converted stock unit exceeds the compensation cost that has been recognized in income. The excess benefit is not recognized on the income statement, but rather on the balance sheet as additional paid-in capital. The additional net excess tax benefit realized was $1,030, $709 and $9,312 for 2009, 2008 and 2007, respectively.

Stock Options and Stock Appreciation Rights (SARs)

The Company typically grants stock appreciation rights annually on a discretionary basis to its key employees. Prior to 2006, options were granted at market (had an exercise price equal to the closing market price on the date of grant), had 10-year terms and vested over one year, except for the options granted in 2005, which vested immediately. In 2006, the Company began to grant stock appreciation rights (SARs) instead of stock options. SARs are granted at market, vest over one year, have seven-year terms and can be settled only in stock. Both stock options and SARs are exercisable upon vesting. On February 4, 2009, the Company granted to employees 859,875 stock-settled SARs, net of forfeitures. All SARs were granted at the closing market prices on the dates of grant. As of December 31, 2009, there was $136 of total unrecognized compensation cost related to non-vested SARs. This cost will be recognized over the remaining weighted-average vesting period, which is approximately one month.

The weighted-average fair value of options and SARs granted was $4.21, $4.36 and $6.43 per share in 2009, 2008 and 2007, respectively. The Company computed the estimated fair values of all options and SARs using the binomial option-pricing model applying the assumptions set forth in the following table:

	2009	2008	2007
Expected dividend yield	4.6%	3.6%	2.5%
Expected stock price volatility	29.4%	22.1%	18.3%
Risk-free interest rate	1.9%	2.7%	4.8%
Expected life of options/SARs	4 years	4 years	4 years

The assumptions employed in the calculation of the fair value of stock options and SARs were determined as follows:

- Expected dividend yield – the Company's annual dividend divided by the stock price at the time of grant.
- Expected stock price volatility – based on historical volatility of the Company's common stock measured weekly for a time period equal to the expected life.
- Risk-free interest rate – based on U.S. Treasury yields in effect at the time of grant for maturities equal to the expected life.
- Expected life – calculated using the simplified method as prescribed in U.S. GAAP, where the expected life is equal to the sum of the vesting period and the contractual term divided by two.

The following tables summarize information about stock options and SARs outstanding and exercisable at December 31, 2009. At December 31, 2009, the fair market value of the Company's stock used to calculate intrinsic value was $29.25 per share.

	Options and SARs Vested and Expected to Vest			
Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Aggregate Intrinsic Value
$19.69 - $23.80	2,178,236	3.5 years	$22.93	$13,764
$23.86 - $28.93	1,872,377	4.6 years	$25.60	$ 6,836
$29.30 - $43.83	1,834,044	5.0 years	$33.49	$ —
$19.69 - $43.83	5,884,657	4.0 years	$27.07	$20,600

	Options and SARs Exercisable			
Range of Exercise Prices	Number Exercisable	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Aggregate Intrinsic Value
$19.69 - $23.80	1,320,361	1.9 years	$22.44	$ 8,994
$23.86 - $28.93	1,872,377	4.6 years	$25.60	$ 6,836
$29.30 - $43.83	1,834,044	5.0 years	$33.49	$ —
$19.69 - $43.83	5,026,782	3.7 years	$27.65	$15,830

The activity related to the Company's stock options and SARs is as follows:

	Nonvested	Vested	Total	Weighted-average Exercise Price
Outstanding, December 31, 2008	645,500	5,133,940	5,779,440	$ 27.32
Vested	(645,500)	645,500	—	
Granted	857,875	2,000	859,875	$ 23.69
Exercised	—	(343,076)	(343,076)	$ 20.87
Forfeited/Expired	—	(411,582)	(411,582)	$ 28.72
Outstanding, December 31, 2009	857,875	5,026,782	5,884,657	$27.07

The aggregate intrinsic value of options and SARs exercised during the years ended December 31, 2009, 2008 and 2007 was $2,269, $2,264 and $26,631, respectively. Cash received by the Company on option exercises was $7,159, $6,470 and $49,698 for the same years, respectively.

Performance-based Stock Awards

The Company typically grants performance contingent restricted stock units (PCSUs) annually on a discretionary basis to certain of its executives and other members of its management team. Both the ultimate number of PCSUs awarded and the vesting period are dependent upon the degree to which performance targets are achieved for three-year performance periods. Half of the units available to be earned are tied to an earnings target and half are tied to a return on assets target. A minimum number of units are awarded regardless of performance. Units awarded vest over five years from the grant date with accelerated vesting over three years if the respective performance target is met. Upon vesting, PCSUs are convertible into common shares on a one-for-one basis.

The three-year performance cycle for the 2007 awards was completed on December 31, 2009. Based on performance, only 96,738 stock units will be awarded, which was the minimum provided for under the award, and did not qualify for accelerated vesting. Therefore, half of these stock units will vest on December 31, 2010 and the remaining half will vest on December 31, 2011.

For the awards granted in 2008 and 2009, the total PCSUs that could ultimately vest ranges from 284,468 to 853,403. The 2008 awards can range from 115,255 to 345,765 units and are tied to the three-year performance period ending December 31, 2010. The 2009 awards can range from 169,213 to 507,638 units and are tied to the three-year period ending December 31, 2011.

The Company's 2006 performance program completed its three-year performance cycle on December 31, 2008. Based on meeting performance goals established at the time of the award, participants earned 202,050 stock units with a vested intrinsic value of $4,679.

Noncash stock-based compensation associated with PCSUs totaled $4,001, $741 and $6,619 for 2009, 2008 and 2007, respectively. As of December 31, 2009, there was approximately $8,791 of total unrecognized compensation cost related to nonvested PCSUs. This cost is expected to be recognized over a weighted-average period of 36 months.

Restricted Stock Awards

Since 1994, the Company has from time to time granted awards of restricted stock units to certain of the Company's executives. These awards normally vest over a five-year period with one-third vesting on each of the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date for shares to be issued. However, in the event of the executive's death, disability or retirement prior to full vesting, shares will be issued on a pro rata basis up through the time the executive's employment ceases. Participants can elect to defer receipt. Once vested, these awards do not expire. As of December 31, 2009, a total of 437,316 restricted stock units remained outstanding, 305,417 of which were vested. During 2009, 8,133 restricted stock units vested and 31,279 restricted stock units were granted. Noncash stock-based compensation associated with restricted stock grants totaled $746, $558 and $419 for 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $1,118 of total unrecognized compensation cost related to nonvested restricted stock units. This cost is expected to be recognized over a weighted-average period of 22 months.

The activity related to the PCSUs and restricted stock units is as follows:

	Nonvested	*Vested*	*Total*	*Average Grant Date Fair Value Per Share*
Outstanding, December 31, 2008	321,686	865,764	1,187,450	$29.80
Granted	481,327	—	481,327	$23.69
Vested	(7,546)	7,546	—	
Converted	—	(122,463)	(122,463)	$29.74
Dividend equivalents	5,741	35,067	40,808	$24.06
Outstanding, December 31, 2009	801,208	785,914	1,587,122	$27.81

Deferred Compensation Plans

Certain officers of the Company may elect to defer a portion of their compensation in the form of stock units. Units are granted as of the day the cash compensation would have otherwise been paid using the closing price of the Company's common stock on that day. The units immediately vest and earn dividend equivalents. Units are distributed in the form of common stock upon retirement over a period elected by the employee. Cash compensation totaling $772 was deferred as stock units during 2009, resulting in 32,372 units being granted. Conversions to common stock during 2009 totaled 916 shares.

Since 2006, non-employee directors have been required to defer a minimum of 50% of their quarterly retainer fees into stock units. Units are granted as of the day the cash compensation would have otherwise been paid using the closing price of the Company's common stock on that day. The units immediately vest and earn dividend equivalents. Distributions begin after retirement from the board over a period elected by the director.

12. EMPLOYEE BENEFIT PLANS

Retirement Plans and Retiree Health and Life Insurance Plans

The Company provides non-contributory defined benefit pension plans for a majority of its employees in the United States, and certain of its employees in Mexico and Belgium. Effective December 31, 2003, the Company froze participation for newly hired salaried and non-union hourly U.S. employees in its traditional defined benefit pension plan. At that time, the Company adopted a defined contribution plan, the Sonoco Investment and Retirement Plan (SIRP), which covers its non-union U.S. employees hired on or after January 1, 2004. The Company also sponsors contributory defined benefit pension plans covering the majority of its employees in the United Kingdom, Canada and the Netherlands.

On February 4, 2009, the U.S. qualified defined benefit pension plan was amended to freeze plan benefits for all active participants effective December 31, 2018. At that time, remaining active participants in the U.S. qualified plan will become participants of the SIRP effective January 1, 2019. Active participants of the U.S. qualified plan had a one-time option to transfer into the SIRP effective January 1, 2010. Approximately one third of the active participants chose that option. The plan amendment also affected participants covered by the pension restoration plan (a nonqualified plan) as the benefit formulas for the restoration plan are linked to the qualified plan. The plan amendment resulted in the assets and liabilities of the U.S. qualified and nonqualified plan being remeasured as of February 4, 2009.

The Company also provides postretirement healthcare and life insurance benefits to the majority of its retirees and their eligible dependents in the United States and Canada. In the fourth quarter of 2005, the Company announced changes in eligibility for retiree medical benefits effective January 1, 2006, for its U.S. plan. These changes included the elimination of a Company subsidy toward the cost of retiree medical benefits if certain age and service criteria were not met, as well as the elimination of Company-provided prescription drug benefits for the majority of its current retirees and all future retirees.

The components of net periodic benefit cost include the following:

	2009	2008	2007
Retirement Plans			
Service cost	**$ 21,757**	$ 26,831	$ 29,563
Interest cost	**73,221**	74,105	70,651
Expected return on plan assets	**(59,275)**	(89,750)	(89,201)
Amortization of net transition obligation	**353**	504	774
Amortization of prior service cost	**956**	1,549	1,453
Amortization of net actuarial loss	**41,317**	12,685	20,847
Special termination benefit cost	**—**	288	16
Effect of settlement loss	**935**	3,902	—
Effect of curtailment loss	**3,005**	520	—
Other	**(171)**	—	664
Net periodic benefit cost	**$ 82,098**	$ 30,634	$ 34,767
Retiree Health and Life Insurance Plans			
Service cost	**$ 1,454**	$ 1,766	$ 2,423
Interest cost	**3,693**	4,203	4,789
Expected return on plan assets	**(1,206)**	(1,966)	(2,118)
Amortization of prior service credit	**(11,155)**	(10,928)	(9,738)
Amortization of net actuarial loss	**2,319**	2,547	4,045
Net periodic benefit income	**$ (4,895)**	$ (4,378)	$ (599)

The following tables set forth the Plans' obligations and assets at December 31:

	Retirement Plans		*Retiree Health and Life Insurance Plans*	
	2009	*2008*	*2009*	*2008*
Change in Benefit Obligation				
Benefit obligation at January 1	**$1,176,000**	$1,235,050	**$ 69,028**	$ 78,611
Service cost	**21,757**	26,831	**1,454**	1,766
Interest cost	**73,221**	74,124	**3,693**	4,203
Plan participant contributions	**1,332**	1,803	**3,015**	3,423
Plan amendments	**(4,300)**	2,658	**(17,625)**	(691)
Actuarial loss/(gain)	**74,797**	(24,989)	**(3,678)**	(10,084)
Benefits paid	**(66,231)**	(63,751)	**(6,049)**	(8,020)
Impact of foreign exchange rates	**24,211**	(69,937)	**70**	(180)
Special termination benefit cost	**—**	288	**—**	—
Effect of settlements	**(1,877)**	(9,455)	**—**	—
Effect of curtailments	**(12,363)**	147	**—**	—
Other	**(305)**	3,231	**—**	—
Benefit obligation at December 31	**$1,286,242**	$1,176,000	**$ 49,908**	$ 69,028

	Retirement Plans		*Retiree Health and Life Insurance Plans*	
	2009	*2008*	*2009*	*2008*
Change in Plan Assets				
Fair value of plan assets at January 1	**$ 768,169**	$1,144,109	**$ 17,280**	$ 27,820
Actual return on plan assets	**157,760**	(262,459)	**3,783**	(7,356)
Company contributions	**113,177**	17,222	**1,434**	1,533
Plan participant contributions	**1,332**	1,803	**3,015**	3,423
Benefits paid	**(66,231)**	(63,751)	**(6,049)**	(8,020)
Impact of foreign exchange rates	**19,948**	(58,203)	**—**	—
Expenses paid	**(5,252)**	(3,917)	**(108)**	(120)
Effect of settlements	**(1,877)**	(9,455)	**—**	—
Other	**(118)**	2,820	**—**	—
Fair value of plan assets at December 31	**$ 986,908**	$ 768,169	**$ 19,355**	$ 17,280
Funded Status of the Plans	**$ (299,334)**	$ (407,831)	**$(30,553)**	$(51,748)

	Retirement Plans		*Retiree Health and Life Insurance Plans*	
	2009	*2008*	*2009*	*2008*
Total Recognized Amounts in the Consolidated Balance Sheets				
Noncurrent assets	**$ 300**	$ 293	**$ —**	$ —
Current liabilities	**(8,904)**	(10,725)	**(1,438)**	(1,513)
Noncurrent liabilities	**(290,730)**	(397,399)	**(29,115)**	(50,235)
Net liability	**$ (299,334)**	$ (407,831)	**$ (30,553)**	$ (51,748)

Items not yet recognized as a component of net periodic pension cost that are included in Accumulated Other Comprehensive Loss (Income) as of December 31, 2009 and 2008, are as follows:

	Retirement Plans		*Retiree Health and Life Insurance Plans*	
	2009	*2008*	*2009*	*2008*
Net actuarial loss	**$499,919**	$574,207	**$ 19,428**	$ 27,902
Prior service cost/(credit)	**790**	9,044	**(24,263)**	(17,787)
Net transition obligation	**2,367**	2,720	**—**	—
	$503,076	$585,971	**$ (4,835)**	$ 10,115

Of the amounts included in Accumulated Other Comprehensive Loss (Income) as of December 31, 2009, the portions the Company expects to recognize as components of net periodic benefit cost in 2010 are as follows:

	Retirement Plans	*Retiree Health and Life Insurance Plans*
Net actuarial loss	$34,993	$ 2,386
Prior service cost/(credit)	62	(10,401)
Net transition obligation	461	—
	$35,516	$ (8,015)

The amounts recognized in Other Comprehensive Loss/(Income) during 2009 and 2008 include the following:

	Retirement Plans		*Retiree Health and Life Insurance Plans*	
	2009	*2008*	*2009*	*2008*
Adjustments arising during the period:				
Net actuarial loss/(gain)	**$(32,036)**	$322,501	**$ (6,155)**	$ 343
Prior service cost/(credit)	**(4,293)**	2,371	**(17,631)**	(1,623)
Net transition asset	—	(1,313)	—	—
Reversal of amortization:				
Net actuarial loss	**(42,252)**	(12,676)	**(2,319)**	(2,547)
Prior service cost/(credit)	**(3,961)**	(1,549)	**11,155**	10,928
Net transition obligation	**(353)**	(504)	—	—
Total recognized in Other Comprehensive Loss/(Income)	**$(82,895)**	$308,830	**$(14,950)**	$7,101
Total recognized in Net Periodic Benefit Cost and Other Comprehensive Loss/(Income)	**$ (797)**	$339,464	**$(19,845)**	$2,723

The accumulated benefit obligation for all defined benefit plans was $1,222,455 and $1,087,309 at December 31, 2009 and 2008, respectively.

The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were, $1,280,291, $1,216,504 and $980,657, respectively, as of December 31, 2009, and $1,171,432, $1,082,741 and $763,308, respectively, as of December 31, 2008.

The following table sets forth the Company's projected benefit payments for the next ten years:

Year	*Retirement Plans*	*Retiree Health and Life Insurance Plans*
2010	$ 75,465	$ 5,810
2011	$ 76,089	$ 5,141
2012	$ 78,348	$ 5,098
2013	$ 79,714	$ 5,077
2014	$ 81,458	$ 5,139
2015-2019	$430,747	$23,390

Assumptions

The following tables set forth the major actuarial assumptions used in determining the PBO, ABO and net periodic cost.

Weighted-average assumptions used to determine benefit obligations at December 31	*U.S. Retirement Plans*	*U.S. Retiree Health and Life Insurance Plans*	*Foreign Plans*
Discount Rate			
2009	5.74%	5.08%	5.00-6.75%
2008	6.12%	6.19%	6.00-7.50%
Rate of Compensation Increase			
2009	4.59%	4.38%	2.50-4.00%
2008	4.66%	4.46%	2.50-4.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31	*U.S. Retirement Plans*	*U.S. Retiree Health and Life Insurance Plans*	*Foreign Plans*
Discount Rate			
2009	6.48%	6.19%	6.00-7.50%
2008	6.39%	6.11%	5.50-6.25%
2007	5.83%	5.68%	4.00-5.25%
Expected Long-term Rate of Return			
2009	8.50%	8.50%	3.75-7.70%
2008	8.50%	8.50%	3.75-7.80%
2007	8.50%	8.50%	3.75-8.00%
Rate of Compensation Increase			
2009	4.66%	4.46%	2.50-4.00%
2008	4.77%	4.57%	2.00-4.50%
2007	4.88%	4.69%	1.00-4.00%

The Company adjusts its discount rates at the end of each fiscal year based on yield curves of high-quality debt instruments over durations that match the expected benefit payouts of each plan. The expected long-term rate of return assumption is based on the Company's current and expected future portfolio mix by asset class, and expected nominal returns of these asset classes using an economic "building block" approach. Expectations for inflation and real interest rates are developed and various risk premiums are assigned to each asset class based primarily on historical performance. The expected long-term rate of return also gives consideration to the expected level of outperformance to be achieved on that portion of the Company's investment portfolio under active management. The assumed rate of compensation increase reflects historical experience and management's expectations regarding future salary and incentive increases.

Medical Trends

The U.S. Retiree Health and Life Insurance Plan makes up approximately 99% of the Retiree Health liability. Therefore, the following information relates to the U.S. plan only.

Healthcare Cost Trend Rate	*Pre-age 65*	*Post-age 65*
2009	8.30%	9.30%
2008	9.30%	10.30%

Ultimate Trend Rate	*Pre-age 65*	*Post-age 65*
2009	5.0%	6.0%
2008	5.0%	6.0%

Year at which the Rate Reaches the Ultimate Trend Rate	*Pre-age 65*	*Post-age 65*
2009	2014	2014
2008	2014	2014

Increasing the assumed trend rate for healthcare costs by one percentage point would increase the accumulated postretirement benefit obligation (the APBO) and total service and interest cost component approximately $707 and $70, respectively. Decreasing the assumed trend rate for healthcare costs by one percentage point would decrease the APBO and total service and interest cost component approximately $633 and $63, respectively. Based on amendments to the U.S. plan approved in 1999, which became effective in 2003, cost increases borne by the Company are limited to the Urban CPI, as defined.

Retirement Plan Assets

The following table sets forth the weighted-average asset allocations of the Company's retirement plans at December 31, 2009 and 2008, by asset category.

Asset Category	*U.S.*	*U.K.*	*Canada*
Equity securities			
2009	46.1%	76.6%	71.2%
2008	49.6%	73.7%	59.4%
Debt securities			
2009	35.4%	19.9%	25.6%
2008	37.7%	21.7%	36.9%
Alternative			
2009	8.5%	2.7%	0.0%
2008	12.7%	3.7%	0.0%
Cash and short-term investments			
2009	10.0%	0.8%	3.2%
2008	0.0%	0.9%	3.7%
Total			
2009	100.0%	100.0%	100.0%
2008	100.0%	100.0%	100.0%

The Company employs a total-return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a desired level of risk. Alternative assets such as real estate, private equity and hedge funds are used to enhance expected long-term returns while improving portfolio diversification. Risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews and periodic asset/liability studies.

At December 31, 2009, total postretirement benefit plan assets were $1,006,263, of which $776,657 were assets of the U.S. Defined Benefit Plan.

U.S. Defined Benefit Plan

The equity investments are diversified among U.S. and non-U.S. stocks of small to large capitalizations. During 2008, the Company completed an asset/liability study for the U.S. Defined Benefit Plan. As a result, the investment mix of the Plan was altered to include a larger percentage allocation to longer duration domestic bonds as well as an increased allocation to international equity securities and alternative investments. The level of domestic equity securities was decreased to accommodate these changes. The current target allocation (midpoint) for the investment portfolio is: Equity Securities – 52.5%, Debt Securities – 34.5%, Alternative – 13% and Cash – 0%. The Company made a $100,000 voluntary contribution to its U.S. Defined Benefit Plan in December 2009. At December 31, 2009, approximately $75,000 of cash and short-term investments were held by the Plan as the contribution was not fully invested in the targeted portfolio allocation until January 2010.

United Kingdom Defined Benefit Plan

The equity investments are diversified among U.K. and international stocks of small and large capitalizations. The current target allocation (midpoint) for the investment portfolio is: Equity Securities – 72%, Debt Securities – 22%, Alternative – 5% and Cash – 1%.

Canada Defined Benefit Plan

The equity investments are diversified among Canadian and international stocks of primarily large capitalizations and short to intermediate duration corporate and government bonds. The current target allocation (midpoint) for the investment portfolio is: Equity Securities – 60%, Debt Securities – 40%, Alternative – 0% and Cash – 0%.

Retiree Health and Life Insurance Plan Assets

The following table sets forth the weighted-average asset allocations of the Company's U.S. retiree health and life insurance plan at December 31, 2009 and 2008, by asset category. As mentioned previously, the U.S. Retiree Health and Life Insurance Plan makes up approximately 99% of the Retiree Health liability. Therefore, the following information relates to the U.S. Plan only.

Asset Category	
Equity securities	
2009	54.3%
2008	49.9%
Debt securities	
2009	37.0%
2008	39.5%
Alternative	
2009	5.3%
2008	8.0%
Cash	
2009	3.4%
2008	2.6%
Total	
2009	100.0%
2008	100.0%

Contributions

Based on current actuarial estimates, the Company anticipates that the total 2010 contributions made to its retirement plans and its retiree health and life insurance plans will be approximately $22 million. No contribution will be required in 2010 for the U.S. qualified defined benefit pension plan due to the Company's ability to utilize funding credits from having previously funded the plan in excess of minimum requirements. No assurances can be made, however, about funding requirements beyond 2010, as they will depend largely on actual investment returns and future actuarial assumptions.

Plan Amendments

During 2009, the Company's U.S. qualified defined benefit pension plan was amended to allow a lump sum payment option upon termination to plan participants who chose to freeze their benefit December 31, 2009 and move to the SIRP. The effect of this and other smaller amendments was a reduction in the projected benefit obligation of $4,300.

Also during 2009, the Company amended its U.S. Retiree Medical and Life Insurance Plan to freeze the Company subsidy for both pre- and post-Medicare retiree medical coverage at 2009 levels effective January 1, 2010 and to eliminate any early retirement reduction factor applied to the Company subsidy for pre-Medicare coverage for current retirees as of December 31, 2009. In addition, the Company will no longer provide post-Medicare retiree medical coverage to its active employees or post-1981 retirees, except for certain union groups. The impact of these changes was an overall reduction in the accumulated postretirement benefit obligation of $17,625, which will be amortized over a period of 3.3 years.

During 2005, the Company made changes to the eligibility for retiree medical benefits eliminating prescription drug benefits for Medicare-eligible retirees for those employees who retired after 1981 and for all future retirees. These changes resulted in an overall reduction in the accumulated postretirement benefit obligation of $38,132 in 2005, which is being amortized over a period of 4.6 years. The benefit of this amortization will cease during 2010.

Sonoco Savings Plan

The Sonoco Savings Plan is a defined contribution retirement plan provided for the Company's U.S. employees. In accordance with the Internal Revenue Service's "Safe Harbor" matching contributions and vesting provisions, the plan had provided 100% Company matching on the first 3% of pre-tax contributions, 50% Company matching on the next 2% of pre-tax contributions and 100% immediate vesting. The plan also provides for participant contributions of 1% to 30% of gross pay. The Company's matching contribution to the Sonoco Savings Plan was temporarily suspended effective June 1, 2009. A modified matching contribution was subsequently reinstated by the Company effective January 1, 2010. Under the modified matching arrangement, the Company will match 50% on the first 4% of a participant's pre-tax contributions. The Company's expenses related to the plan for 2009, 2008 and 2007 were approximately $7,400, $15,600 and $15,700, respectively.

Sonoco Investment and Retirement Plan

The Sonoco Investment and Retirement Plan is a defined contribution pension plan provided for the Company's salaried and non-union U.S. employees who were hired on or after January 1, 2004. The Company makes an annual contribution of 4% of all eligible pay plus 4% of eligible pay in excess of the Social Security wage base to eligible participant accounts. Participants are fully vested after five years of service or upon reaching age 55, if earlier. The Company's expenses related to the plan for 2009, 2008 and 2007 were approximately $4,250, $4,550 and $4,750, respectively.

Other Plans

The Company also provides retirement and post-retirement benefits to certain other non-U.S. employees through various Company and local -government sponsored defined contribution arrangements. For the most part, the liabilities related to these arrangements are funded in the period they arise. The Company's expenses for these plans were not material for all years presented.

13. INCOME TAXES

The Company provides for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting requirements and tax laws. Assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provision for taxes on income for the years ended December 31 consists of the following:

	2009	2008	2007
Pre-tax income			
Domestic	**$136,029**	$150,348	$194,262
Foreign	**78,192**	52,028	61,364
Total pre-tax income	**$214,221**	$202,376	$255,626
Current			
Federal	**$ 24,656**	$ 44,431	$ 59,030
State	**3,277**	7,245	5,764
Foreign	**17,196**	21,965	22,332
Total current	**$ 45,129**	$ 73,641	$ 87,126
Deferred			
Federal	**$ 16,663**	$ (3,781)	$(12,381)
State	**1,855**	(3,437)	(4,086)
Foreign	**3,171**	(11,626)	(15,473)
Total deferred	**$ 21,689**	$(18,844)	$(31,940)
Total taxes	**$ 66,818**	$ 54,797	$ 55,186

Deferred tax liabilities/(assets) are comprised of the following at December 31:

	2009	2008
Depreciation	$ 103,244	$ 102,362
Other	5,082	—
Intangibles	77,583	72,337
Gross deferred tax liabilities	$ 185,909	$ 174,699
Retiree health benefits	$ (17,623)	$ (24,794)
Foreign loss carryforwards	(72,487)	(69,451)
Capital loss carryforwards	(22,961)	(10,381)
Employee benefits	(137,920)	(187,055)
Accrued liabilities and other	(63,520)	(63,645)
Gross deferred tax assets	$(314,511)	$(355,326)
Valuation allowance on deferred tax assets	$ 76,540	$ 73,632
Total deferred taxes, net	$ (52,062)	$(106,995)

Foreign subsidiary loss carryforwards of approximately $294,704 remain at December 31, 2009. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Approximately $204,979 of these loss carryforwards do not have an expiration date. The remaining loss carryforwards expire at various dates in the future. Approximately $9,019 of state loss carryforwards and $4,176 of state credit carryforwards remain at December 31, 2009. The state loss and credit carryforwards expire at various dates in the future.

A reconciliation of the U.S. federal statutory tax rate to the actual consolidated tax expense is as follows:

	2009		2008		2007	
Statutory tax rate	$74,977	35.0%	$ 70,832	35.0%	$ 89,470	35.0%
State income taxes, net of federal tax benefit	1,589	0.7	2,405	1.2	520	0.2
Valuation allowance	1,526	0.7	5,351	2.6	919	0.4
Change in reserve for uncertain tax positions	331	0.2	(2,332)	(1.2)	(10,361)	(4.1)
Change in estimates related to prior years	(931)	(0.4)	(4,460)	(2.2)	(2,229)	(0.9)
Foreign earnings taxed at other than U.S. rates	(5,808)	(2.7)	(13,252)	(6.5)	(10,779)	(4.2)
Effect of tax rate changes enacted during the year	(1,219)	(0.6)	(616)	(0.3)	(6,107)	(2.4)
Other, net	(3,647)	(1.7)	(3,131)	(1.5)	(6,247)	(2.4)
Total taxes	$66,818	31.2%	$ 54,797	27.1%	$ 55,186	21.6%

The change in reserve for uncertain tax positions is shown net of associated deferred taxes and accrued interest. Included in the change are net increases of $4,645, $7,166 and $6,058 for uncertain items arising in 2009, 2008 and 2007, respectively. Also included are adjustments related to prior year items, primarily decreases related to lapses of statutes of limitations in international, federal and state jurisdictions as well as overall changes in facts and judgment. These adjustments decreased the reserve by a total of $4,314, $9,498 and $16,419 in 2009, 2008 and 2007, respectively.

In many of the countries in which the Company operates, earnings are taxed at rates lower than in the U.S. This benefit is reflected in "Foreign earnings taxed at other than U.S. rates" along with other items, if any, that impacted taxes on foreign earnings in the periods presented. Included in 2009 is a $5,287 charge related to a change in Mexican tax law. This change had retrospective effect back to 1999, and eliminated the benefits of filing consolidated returns in those periods. Included in 2008 is an additional benefit of $4,313 from an adjustment to the basis of acquired assets of one of the Company's Italian operations due to a change in local tax law.

The benefits included in "Change in estimates related to prior years" for each of the years presented consist primarily of adjustments to deferred tax assets and liabilities arising from the availability of more accurate estimates. The 2007 benefit from tax rate changes enacted during the year related primarily to changes in Italy and Canada.

Undistributed earnings of international subsidiaries totaled $309,672 at December 31, 2009. Deferred taxes have not been provided on the undistributed earnings, as the Company considers these amounts to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company, or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

Reserve for Uncertain Tax Positions

On January 1, 2007, the Company adopted new U.S. GAAP related to the accounting for uncertainty in income taxes. As a result of the adoption, the Company recorded a reduction of $5,586 to the January 1, 2007 balance of retained earnings.

The following table sets forth the reconciliation of the gross amounts of unrecognized tax benefits at the beginning and ending of the periods indicated:

	2009	*2008*
Gross Unrecognized Tax Benefits at January 1	**$34,800**	$36,700
Increases in prior years' unrecognized tax benefits	**18,300**	1,600
Decreases in prior years' unrecognized tax benefits	**(5,700)**	(3,000)
Increases in current year unrecognized tax benefits	**5,200**	7,000
Decreases in unrecognized tax benefits from the lapse of statutes of limitations	**(5,300)**	(6,400)
Settlements	**(1,700)**	(1,100)
Gross Unrecognized Tax Benefits at December 31	**$45,600**	$34,800

Of the unrecognized tax benefit balances at December 31, 2009 and December 31, 2008, approximately $28,400 and $25,600, respectively, would have an impact on the effective tax rate if ultimately recognized.

Interest and/or penalties related to income taxes are reported as part of income tax expense. The Company had approximately $6,500 accrued for interest at both December 31, 2009 and December 31, 2008. Tax expense for the year ended December 31, 2009 includes $800 of interest expense, which is comprised of an interest benefit of approximately $2,800 related to the expiration of statutes of limitations and interest expense of $3,600 on unrecognized tax benefits. The amounts listed above for accrued interest and interest expense do not reflect the benefit of a federal tax deduction which would be available if the interest were ultimately paid.

The Company and/or its subsidiaries file federal, state and local income tax returns in the United States and various foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or non-U.S., income tax examinations by tax authorities for years before 2006. With respect to state and local income taxes, the Company is no longer subject to examination prior to 2004, with few exceptions.

The estimate for the potential outcome of any uncertain tax issue is highly judgmental. The Company believes it has adequately provided for any reasonable foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which earnings or deductions are realized may differ from current estimates. As a result, the effective tax rate may fluctuate significantly on a quarterly basis.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

Pursuant to U.S. GAAP for accounting for contingencies, accruals for estimated losses are recorded at the time information becomes available indicating that losses are probable and that the amounts are reasonably estimable. Amounts so accrued are not discounted. While the ultimate liabilities relating to claims and proceedings may be significant to profitability in the period recognized, it is management's opinion that such liabilities, when finally determined, will not have an adverse material effect on Sonoco's consolidated financial position or liquidity.

The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. The Company is also currently a defendant in a purported class action by persons who bought Company stock between February 7, 2007 and September 18, 2007. That suit alleges that the market price of the stock had been inflated by allegedly false and misleading earnings projections published by the Company. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Some of these exposures have the potential to be material. The Company cannot currently estimate the final outcome of many of the items described or the ultimate amount of potential losses.

Environmental Matters

During the fourth quarter of 2005, the U. S. Environmental Protection Agency (EPA) notified U.S. Paper Mills Corp. (U.S. Mills), a wholly owned subsidiary of the Company, that U.S. Mills and NCR Corporation (NCR), an unrelated party, would be jointly held responsible to undertake a program to remove and dispose of certain PCB-contaminated sediments at a particular site on the lower Fox River in Wisconsin (the "Site") which is now labeled by the EPA as Phase 1. U.S. Mills and NCR reached an agreement between themselves that each would fund 50% of the costs of remediation, which through December 31, 2009 have totaled approximately $28,900. The Company currently estimates the remaining costs for the Site remediation project as a whole to be between $3,700 and $9,700. The Company has expensed a total of $17,650 ($12,500 in 2005 and $5,150 in 2007) for its estimated share of the total cleanup cost. Through December 31, 2009, a total of $14,458 has been spent on remediation of the Site. The remaining accrual of $3,192 represents the Company's best estimate of what it is likely to pay to complete the Site project. However, the actual costs associated with cleanup of this particular site are dependent upon many factors and it is reasonably possible that remediation costs could be higher than the current estimate of project costs. The Company acquired U.S. Mills in 2001, and the alleged contamination predates the acquisition.

In February 2007, the EPA and Wisconsin Department of Natural Resources (WDNR) issued a general notice of potential liability under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and a request to participate in remedial action implementation negotiations relating to a stretch of the lower Fox River, including the bay at Green Bay, (Operating Units 2 – 5) to eight potentially responsible parties, including U.S. Mills. Operating Units 2 – 5 include but also comprise a vastly larger area than the Site. Although it has not accepted any liability, U.S. Mills is reviewing this information and discussing possible remediation scenarios, and the allocation of responsibility therefor, with other potentially responsible parties. On April 9, 2007, U.S. Mills, in conjunction with other potentially responsible parties, presented to the EPA and the WDNR a proposed schedule to mediate the allocation issues among eight potentially responsible parties, including U.S. Mills. Non-binding mediation began in May 2007 and continued as bilateral/multilateral negotiations until mid 2008. To date, no agreement among the parties has occurred.

On November 13, 2007, the EPA issued a unilateral Administrative Order for Remedial Action pursuant to Section 106 of CERCLA. The order requires U.S. Mills and the seven other respondents jointly to take various actions to cleanup Operating Units 2 – 5. The order establishes two phases of work. The first phase consists of planning and design work as well as preparation for dredging and other remediation work and initially was required to be completed by December 31, 2008. The second phase consists primarily of dredging and disposing of contaminated sediments and capping of the dredged and less contaminated areas of the river bottom. The second phase was required to begin in 2009 and is expected to continue for several years. The order also provides for a $32.5 per day penalty for failure by a respondent to comply with its terms as well as exposing a non-complying respondent to potential treble damages. Although U.S. Mills has reserved its rights to contest liability for any portion of the work, it is cooperating with the other respondents to comply with the first phase of the order, although its financial contribution will likely be determined by the lawsuit commenced in June 2008.

On June 12, 2008, NCR and Appleton Papers, Inc. (API), as plaintiffs, commenced a lawsuit against U.S. Mills, as one of a number of defendants, seeking a declaratory judgment allocating among all the parties the costs and damages associated with the pollution and cleanup of the Lower Fox River. The suit also seeks damages from the defendants for amounts already spent by the plaintiffs, including natural resource damages, and future amounts to be spent by all parties with regard to the pollution and cleanup of the Lower Fox River. On December 16, 2009, the court issued an order which concluded that, under the equities of the case, NCR and API were not entitled to any contribution from U.S. Mills and other defendants, thereby granting the defendants' motions for summary judgment and denying the plaintiffs' motions for summary judgment. Although an order has been issued by the court, no appealable final judgment has been entered yet; nevertheless, NCR has reported that it intends to appeal the ruling, presumably after entry of the final judgment. The Company believes that this suit will have a minimal, if any, impact on the total amount of the potential remediation costs associated with Operating Units 2 – 5 but it may have a substantial impact on U.S. Mills' share of those costs.

As of December 31, 2009, U.S. Mills had accrued a total of $57,222 for potential liabilities associated with the Fox River contamination (not including amounts accrued for remediation at the Site). That amount represents the minimum of the range of probable loss that can be reasonably estimated based on information available through the date of this report. In two separate actions during 2008, U.S. Mills increased its reserve for all Fox River related liabilities (other than the Site) from $20,000 to $60,825. Accordingly, U.S. Mills recognized additional pre-tax charges of $40,825 in 2008 for such potential liabilities. Also during 2008, settlements totaling $40,825 were reached on certain of the insurance policies covering the Fox River contamination. The recognition of these insurance settlements offset the impact to earnings of the additional charges in 2008. Through December 31, 2009, a total of $3,603, primarily legal fees, has been spent against this reserve. Although the Company lacks a reasonable basis for identifying any amount within the range of possible loss as a better estimate than any other amount, as has been previously disclosed, the upper end of the range may exceed the net worth of U.S. Mills. However, because the discharges of hazardous materials into the environment occurred before the Company acquired U.S. Mills, and U.S. Mills has been operated as a separate subsidiary of the Company, the Company does not believe that it bears financial responsibility for these legacy environmental liabilities of U.S. Mills. Therefore, the Company continues to believe that the maximum additional exposure to its consolidated financial position is limited to the equity position of U.S. Mills, which was approximately $82,000 at December 31, 2009.

The Company has been named as a potentially responsible party at several other environmentally contaminated sites. All of the sites are also the responsibility of other parties. The potential remediation liabilities are shared with such other parties, and, in most cases, the Company's share, if any, cannot be reasonably estimated at the current time.

As of December 31, 2009 and 2008, the Company (and its subsidiaries) had accrued $63,800 and $70,542, respectively, related to environmental contingencies. Of these, a total of $60,414 and $67,411 relate to U.S. Mills at December 31, 2009 and 2008, respectively. These accruals are included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets. As discussed above, U.S. Mills also recognized a $40,825 benefit from cash settlements reached on certain insurance policies covering the Fox River contamination in 2008. Of the total settlements received, up to $13,900 is subject to being reimbursed to the insurance companies to the extent, if any, that future costs incurred are less than that amount. U.S. Mills' two remaining insurance carriers are in liquidation. It is possible that U.S. Mills may recover from these carriers a small portion of the costs it ultimately incurs. U.S. Mills may also be able to recoup some of the costs it incurs from other parties. There can be no assurance that such claims for recovery would be successful and no amounts have been recognized in the consolidated financial statements of the Company for such potential recovery or recoupment.

Commitments

As of December 31, 2009, the Company had long-term obligations to purchase electricity and steam, which it uses in its production processes, as well as long-term purchase commitments for certain raw materials, principally old corrugated containers. These purchase commitments require the Company to make total payments of approximately $253,700, as follows: $40,300 in 2010; $38,800 in 2011; $38,300 in 2012, $37,100 in 2013 and a total of $99,200 from 2014 through 2027.

15. SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

Stock Repurchases

The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. No shares were repurchased under this authorization during 2009. Accordingly, at December 31, 2009, a total of 5,000,000 shares remain available for repurchase.

The Company occasionally repurchases shares of its common stock to satisfy employee tax withholding obligations in association with the exercise of stock appreciation rights and performance-based stock awards. These repurchases, which are not part of a publicly announced plan or program, totaled 50,684 shares during 2009 at a cost of $1,239.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2009	2008	2007
Numerator:			
Net income attributable to Sonoco	$ **151,482**	$ 164,608	$ 214,156
Denominator:			
Weighted average common shares outstanding	**100,780,000**	100,321,000	100,632,000
Dilutive effect of stock-based compensation	**249,000**	665,000	1,243,000
Diluted outstanding shares	**101,029,000**	100,986,000	101,875,000
Per common share:			
Net income attributable to Sonoco:			
Basic	$ **1.50**	$ 1.64	$ 2.13
Diluted	$ **1.50**	$ 1.63	$ 2.10

The Company declared dividends totaling $1.08 and $1.07 per share in 2009 and 2008, respectively.

Certain stock appreciation rights and options to purchase shares of the Company's common stock are not dilutive because the exercise price is greater than the market price of the stock at the end of the fiscal year. Accordingly, the following shares were not included in the computations of diluted income per share amounts:

	2009	2008	2007
Anti-dilutive options/SARs	**2,734,616**	3,685,058	1,586,000

These options/SARs may become dilutive in future periods if the market price of the Company's common stock appreciates. No adjustments were made to reported net income in the computation of earnings per share.

16. FINANCIAL REPORTING FOR BUSINESS SEGMENTS

The Company identifies its reportable segments in accordance with U.S. GAAP, by evaluating the level of detail reviewed by the chief operating decision maker, gross profit margins, nature of products sold, nature of the production processes, type and class of customer, methods used to distribute product and nature of regulatory environment.

The Consumer Packaging segment includes the following products and services: round and shaped rigid packaging (both composite and plastic); printed flexible packaging; metal and peelable membrane ends and closures; and global brand artwork management.

The Tubes and Cores/Paper segment includes the following products: high-performance paper and composite paperboard tubes and cores; fiber-based construction tubes and forms; pallets and pallet components; recycled paperboard, linerboard, corrugated medium, recovered paper and other recycled materials.

The Packaging Services segment provides the following products and services: designing, manufacturing, assembling, packing and distributing temporary, semipermanent and permanent point-of-purchase displays; and supply chain management services, including contract packing, fulfillment and scalable service centers.

All Other Sonoco represents the Company's businesses that do not meet the aggregation criteria for inclusion as a separate reportable segment under U.S. GAAP. All Other Sonoco includes the following products: wooden, metal and composite wire and cable reels; molded and extruded plastics; custom-designed protective packaging; and paper amenities such as coasters and glass covers.

Restructuring, asset impairment and environmental remediation charges, interest expense and interest income are included in income before income taxes under "Corporate & Environmental."

The following table sets forth financial information about each of the Company's business segments:

	Years ended December 31					
	Consumer Packaging	*Tubes and Cores/ Paper*	*Packaging Services*	*All Other Sonoco*	*Corporate & Environmental*	*Consolidated*
Total Revenue						
2009	$1,552,428	$1,418,183	$427,705	$319,440	$ —	$3,717,756
2008	1,588,251	1,774,821	502,556	402,469	—	4,268,097
2007	1,457,873	1,807,035	503,240	415,799	—	4,183,947
Intersegment Sales[1]						
2009	$ 1,827	$ 79,049	$ 1,167	$ 38,382	$ —	$ 120,425
2008	1,789	100,185	1,190	42,548	—	145,712
2007	2,918	95,071	1,243	44,723	—	143,955
Sales to Unaffiliated Customers						
2009	$1,550,601	$1,339,134	$426,538	$281,058	$ —	$3,597,331
2008	1,586,462	1,674,636	501,366	359,921	—	4,122,385
2007	1,454,955	1,711,964	501,997	371,076	—	4,039,992
Income Before Income Taxes[2]						
2009	$ 169,932	$ 72,248	$ 11,008	$ 26,399	$ (65,366)	$ 214,221
2008	130,944	145,840	28,471	44,379	(147,258)	202,376
2007	105,483	168,842	43,515	51,385	(113,599)	255,626
Identifiable Assets[3]						
2009	$1,070,323	$1,347,772	$302,496	$177,510	$ 164,479	$3,062,580
2008	1,076,604	1,286,477	300,586	180,873	241,926	3,086,466
2007	1,158,347	1,439,045	313,021	189,179	240,651	3,340,243
Depreciation, Depletion and Amortization[4]						
2009	$ 69,483	$ 85,520	$ 10,872	$ 7,712	$ —	$ 173,587
2008	73,679	87,654	11,016	10,685	—	183,034
2007	67,295	91,160	11,041	11,843	—	181,339
Capital Expenditures[4]						
2009	$ 35,225	$ 56,959	$ 5,235	$ 6,731	$ —	$ 104,150
2008	41,841	70,510	2,631	8,132	—	123,114
2007	74,708	75,654	3,174	15,908	—	169,444

1 Intersegment sales are recorded at a market-related transfer price.

2 Included in Corporate & Environmental are restructuring, asset impairment and environmental charges associated with the following segments:

	Consumer Packaging	*Tubes and Cores/ Paper*	*Packaging Services*	*All Other Sonoco*	*Corporate & Environmental*	*Total*
2009	$ 3,767	$ 18,857	$ 1,270	$ 2,081	$ 826	$ 26,801
2008	21,695	32,669	2,058	988	42,651	100,061
2007	23,462	35,493	585	1,801	—	61,341

The remaining amounts reported as Corporate & Environmental consist of Interest expense and interest income.

3 Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

4 Depreciation, depletion and amortization, as well as capital expenditures that are incurred at Corporate, are allocated to the reportable segments and All Other Sonoco.

Geographic Regions

Sales to unaffiliated customers and long-lived assets by geographic region are as follows:

	2009	*2008*	*2007*
Sales to Unaffiliated Customers			
United States	**$2,315,075**	$2,596,641	$2,519,949
Europe	**616,744**	762,143	730,393
Canada	**315,880**	374,122	384,416
All other	**349,632**	389,479	405,234
Total	**$3,597,331**	$4,122,385	$4,039,992
Long-lived Assets			
United States	**$1,285,838**	$1,314,106	$1,346,288
Europe	**308,012**	320,271	368,492
Canada	**246,835**	228,630	303,454
All other	**114,658**	103,814	162,098
Total	**$1,955,343**	$1,966,821	$2,180,332

Sales are attributed to countries/regions based upon the plant location from which products are shipped. Long-lived assets are comprised of property, plant and equipment, goodwill, intangible assets and investment in affiliates (see Notes 6 and 7).

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the components of accumulated other comprehensive loss and the changes in accumulated other comprehensive loss, net of tax as applicable, for the years ended December 31, 2009 and 2008:

	Foreign Currency Translation Adjustments	*Defined Benefit Plans*	*Derivative Financial Instruments*	*Accumulated Other Comprehensive Loss*
Balance at December 31, 2007	$ 72,819	$(178,658)	$ (1,535)	$(107,374)
Change during 2008	(141,556)	(194,149)	(11,600)	(347,305)
Balance at December 31, 2008	$ (68,737)	$(372,807)	$(13,135)	$(454,679)
Change during 2009	79,535	56,149	8,526	144,210
Balance at December 31, 2009	$ 10,798	$(316,658)	$ (4,609)	$(310,469)

The cumulative tax benefit on Derivative Financial Instruments was $2,720 and $7,680 at December 31, 2009 and 2008, respectively. The tax benefit on Derivative Financial Instruments decreased by $(4,960) during the year ended December 31, 2009 and increased by $6,820 during the year ended December 31, 2008.

The cumulative tax benefit on Defined Benefit Plans was $186,001 and $225,258 at December 31, 2009 and 2008, respectively. The tax benefit on Defined Benefit Plans decreased by $(39,257) during the year ended December 31, 2009 and increased by $122,453 during the year ended December 31, 2008.

The change in defined benefit plans includes pre-tax changes of $(2,439) during the year ended December 31, 2009 and $671 during the year ended December 31, 2008 related to changes in benefit plans of the Company's equity method investments.

18. NEW ACCOUNTING PRONOUNCEMENTS

Discussed below is the significant accounting guidance that first became effective for the Company during fiscal 2009 and any guidance issued but not yet effective that is expected to have a significant impact when adopted. Other guidance which became effective during the year either does not apply to the Company or did not have a meaningful impact on the Company's financial statements.

In September 2006, the FASB issued FAS 157, 'Fair Value Measurements,' which defined fair value, established a framework for measuring fair value and expanded disclosures about fair value measurements. The provisions of FAS 157 became effective in two phases. As of January 1, 2008, FAS 157 became effective only for financial assets and liabilities and for any non-financial assets and liabilities measured at fair value on a recurring basis. Effective January 1, 2009, the provisions of FAS 157 applies to all assets and liabilities. The adoption of FAS 157 did not require any new fair value measurements. The impact to the Company of the full adoption of FAS 157 was largely confined to how the Company values assets recorded in connection with a business acquisition and in its analysis of potential goodwill and other asset impairments. Beyond the expanded disclosure, the adoption of FAS 157 has not had a material impact on the Company's financial statements.

In December 2007, the FASB issued FAS 141(R), 'Business Combinations' which replaced FAS 141. While FAS 141(R) retained the fundamental requirement that the acquisition method of accounting be used for all business combinations, several significant changes were made, some of which include: the scope of transactions covered; the treatment of transaction costs and subsequent restructuring charges; accounting for in-process research and development, contingent assets and liabilities, and contingent consideration; and how post-transaction adjustments are reported. For Sonoco, this statement became effective on January 1, 2009, and applies to business combinations occurring on or after that date. The application of this standard did not impact the Company's financial statements for transactions that occurred prior to the effective date. During 2009, the Company made only one acquisition at a total cost of approximately $7,000 and, as such, the application of FAS 141(R) was inconsequential. However, its application is expected to have a significant impact on the Company's accounting for future acquisitions compared to prior practice.

In December 2007, the FASB issued FAS 160, 'Noncontrolling Interests in Consolidated Financial Statements' which amended the accounting and reporting for a noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary. This statement provides that a noncontrolling interest in a subsidiary should be reported as equity rather than as a "minority interest" liability and requires that all purchases, sales, issuances and redemptions of ownership interests in a consolidated subsidiary be accounted for as equity transactions if the parent retains a controlling financial interest. FAS 160 also requires that a gain or loss be recognized when a subsidiary is deconsolidated and, if a parent retains a noncontrolling equity investment in the former subsidiary, that the investment be measured at its fair value. This statement became effective January 1, 2009, and was applied prospectively except for the presentation and disclosure requirements which are retrospective. Accordingly, upon adoption on January 1, 2009, minority interests, which were previously included in "Other liabilities" on prior years' balance sheets, were renamed "noncontrolling interests" and are presented as a component of equity for all periods presented. In addition, "Net income" on each of the Company's prior period Consolidated Statements of Income was recast to include the net income attributable to noncontrolling interests. "Net income attributable to Sonoco" (previously reported as "Net income") was not affected.

In March 2008, the FASB issued FAS 161, 'Disclosures about Derivative Instruments and Hedging Activities' which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This Statement was adopted effective January 1, 2009, and, as such, the required disclosure enhancements are included in these financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, 'Employers' Disclosures about Postretirement Benefit Plan Assets.' This FSP requires expanded disclosure regarding how investment allocation decisions are made, including factors that are pertinent to an understanding of investment policies and strategies; the fair value of each major category of plan assets; information that enables financial statement users to assess the inputs and valuation techniques used to develop fair value measurements of plan assets, including additional details regarding assets valued using significant unobservable inputs (Level 3); and, significant concentrations of risk. This Staff Position is effective for financial statements issued for fiscal years ending after December 15, 2009, and as such the required disclosures are included in these financial statements. The provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

In April 2009, the FASB issued FSP FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies." This FSP modified FAS 141(R) to provide that contingent assets acquired or liabilities assumed in a business combination shall be recorded at fair value if the acquisition-date fair value can be determined during the measurement period. If not, such items are to be recognized at the acquisition date only if they meet the recognition requirements of FAS 5. In periods after the acquisition date, contingent assets and liabilities that were not recognized at the acquisition date are to be accounted for in accordance with other applicable GAAP, including FAS 5, as appropriate. Items recognized at the acquisition date (or during the measurement period) are to be recorded as part of the acquisition. Items recognized subsequently are to be reflected in that period's income. While this FSP had an effective date of January 1, 2009, because there was no such activity in the current year it had no impact on the Company's financial statements, but it may have application in future years.

As of December 31, 2009, there was no issued guidance pending future adoption that is expected to have a significant impact on the Company.

19. SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth selected quarterly financial data of the Company:

(Unaudited)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
2009				
Net sales	**$ 800,629**	**$ 864,231**	**$ 930,560**	**$1,001,911**
Gross profit	**140,863**	**158,284**	**173,056**	**193,843**
Restructuring/Asset impairment charges	**(7,210)**	**(10,386)**	**(158)**	**(9,047)**
Net income attributable to Sonoco	**23,122**	**33,610**	**47,671**	**47,079**
Per common share:				
Net income attributable to Sonoco:				
- basic	$ .23	$ .33	$ .47	$ .47
- diluted	.23	.33	.47	.46
Cash dividends				
- common	.27	.27	.27	.27
Market price				
- high	25.41	26.18	28.95	30.61
- low	16.70	20.27	22.58	26.17
2008				
Net sales	$1,037,996	$1,086,567	$1,063,250	$ 934,572
Gross profit	186,402	194,681	184,736	158,211
Restructuring/Asset impairment charges	(61,538)	(10,770)	(5,530)	(22,223)
Net income attributable to Sonoco	13,259	57,986	57,351	36,012
Per common share:				
Net income attributable to Sonoco:				
- basic	$ .13	$ .58	$ .57	$ .36
- diluted	.13	.57	.57	.36
Cash dividends				
- common	.26	.27	.27	.27
Market price				
- high	33.48	34.85	35.81	31.04
- low	25.97	28.20	29.58	19.84

20. VALUATION AND QUALIFYING ACCOUNTS

	Column A	*Column B - Additions*		*Column C*	*Column D*
	Balance at Beginning of Year	*Charged to Costs and Expenses*	*Charged to Other*	*Deductions*	*Balance at End of Year*
2009					
Allowance for Doubtful Accounts	**$ 9,269**	**$ 5,825**	**$ 705[1]**	**$4,821[2]**	**$10,978**
LIFO Reserve	**17,667**	**1,488[3]**			**19,155**
Valuation Allowance on Deferred Tax Assets	**73,632**	**4,121[4]**	**1,928[5]**	**3,141[6]**	**76,540**
2008					
Allowance for Doubtful Accounts	$ 9,519	$ 4,516	$ (395)[1]	$ 4,371[2]	$ 9,269
LIFO Reserve	16,404	1,263[3]			17,667
Valuation Allowance on Deferred Tax Assets	73,175	11,396[4]	(4,894)[5]	6,045[6]	73,632
2007					
Allowance for Doubtful Accounts	$ 8,983	$ 1,261	$ 1,395[1]	$ 2,120[2]	$ 9,519
LIFO Reserve	14,602	1,802[3]			16,404
Valuation Allowance on Deferred Tax Assets	56,754	918	15,503[7]		73,175

1 Includes translation adjustments and other insignificant adjustments.
2 Includes amounts written off.
3 Includes adjustments based on pricing and inventory levels.
4 Includes creation of foreign and domestic deferred tax assets for which no benefit is expected to be realized.
5 Includes translation adjustments.
6 Includes utilization and expiration of capital loss carryforwards, net operating loss carryforwards, and other deferred tax assets.
7 Includes changes in valuation allowance due to foreign net operating losses and translation adjustments.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision, and with the participation, of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our principal executive officer and principal financial officer concluded that such controls and procedures, as of the end of the year covered by this Annual Report on Form 10-K, were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. PricewaterhouseCoopers LLP (PwC), our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, and has issued an attestation report, which appears at the beginning of Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

The Company is continuously seeking to improve the efficiency and effectiveness of its operations and of its internal controls. This results in refinements to processes throughout the Company. However, there has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

Part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth in the Company's definitive Proxy Statement for the annual meeting of shareholders to be held on April 21, 2010 (the Proxy Statement), under the captions "Election of Directors," "Information Concerning Directors Whose Terms Continue," "Additional Information About Experience and Qualifications of Directors and Nominees," and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference. Information about executive officers of the Company is set forth in Item 1 of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

Code of Ethics – The Company has adopted a code of ethics (as defined in Item 406 of Regulation S-K) that applies to its principal executive officer, principal financial officer, principal accounting officer, and other senior executive and senior financial officers. This code of ethics is available through the Company's Web site, *www.sonoco.com*, and is available in print to any shareholder who requests it. Any waivers or amendments to the provisions of this code of ethics will be posted to this Web site within four business days after the waiver or amendment.

Audit Committee Members – The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The audit committee is comprised of the following members: Marc D. Oken, Chairman; Edgar H. Lawton III; Caleb C. Fort; John E. Linville; James M. Micali; and Philippe R. Rollier.

Audit Committee Financial Expert – The Company's Board of Directors has determined that the Company has at least one "audit committee financial expert," as that term is defined by Item 407(d)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, serving on its audit committee. Marc D. Oken meets the terms of the definition and is independent based on the criteria in the New York Stock Exchange Listing Standards. Pursuant to the terms of Item 407(d)(5) of Regulation S-K, a person who is determined to be an "audit committee financial expert" will not be deemed an expert for any purpose as a result of being designated or identified as an "audit committee financial expert" pursuant to Item 407, and such designation or identification does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and Board of Directors in the absence of such designation or identification. Further, the designation or identification of a person as an "audit committee financial expert" pursuant to Item 407 does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

The Company's Corporate Governance Guidelines, Audit Committee Charter, Corporate Governance and Nominating Committee Charter and Executive Compensation Committee Charter are available through the Company's Web site, *www.sonoco.com*. This information is available in print to any shareholder who requests it.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth in the Proxy Statement under the caption "Compensation Committee Interlocks and Insider Participation," under the caption "Management Compensation," and under the caption "Director Compensation" is incorporated herein by reference. The information set forth in the Proxy Statement under the caption "Compensation Committee Report" is also incorporated herein by reference, but pursuant to the Instructions to Item 407(e)(5) of Regulation S-K, such report shall not be deemed to be "soliciting material" or subject to Regulation 14A, and shall be deemed to be "furnished" and not "filed" and will not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 as a result of being so furnished.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners," and under the caption "Security Ownership of Management" is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth aggregated information about all of the Company's compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance as of December 31, 2009:

Plan category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)*
Equity compensation plans approved by security holders	7,880,324	$27.02	5,914,617
Equity compensation plans not approved by security holders	—	—	—
Total	7,880,324	$27.02	5,914,617

[1] The Sonoco Products Company 2008 Long-Term Incentive Plan was adopted at the Company's 2008 Annual Meeting of Shareholders. The maximum number of shares of common stock that may be issued was set at 8,500,000 shares, subject to certain adjustments, which included all awards that were granted, forfeited or expired during 2008 under all previous plans.

The weighted-average exercise price of $27.02 relates to stock options, stock appreciation rights, and deferred compensation stock units, which account for 6,008,252 of the 7,880,324 securities issuable upon exercise. The remaining securities relate to performance contingent restricted stock units and restricted stock unit awards that have no exercise price requirement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth in the Proxy Statement under the captions "Related Party Transactions" and "Corporate Governance – Director Independence Policies" is incorporated herein by reference. Each member of the Audit, Corporate Governance and Nominating, and Executive Compensation Committees is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth in the Proxy Statement under the caption "Independent Registered Public Accounting Firm" is incorporated herein by reference.

Part IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. **Financial Statements** – The following financial statements are provided under Item 8 – Financial Statements and Supplementary Data of this Annual Report on Form 10-K:

- Consolidated Balance Sheets as of December 31, 2009 and 2008
- Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm

2. **Financial Statement Schedules** – All schedules are omitted because they are not required, are not applicable or the required information is given in the financial statements or notes thereto.

3. **Exhibits**

3-1 Articles of Incorporation, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 27, 1999)

3-2 By-Laws, as amended (incorporated by reference to the Registrant's Form 8-K filed December 6, 2007)

4-1 Indenture, dated as of June 15, 1991, between Registrant and The Bank of New York, as Trustee (incorporated by reference to the Registrant's Form S-4 (File Number 333-119863))

4-2 First Supplemental Indenture, dated as of June 23, 2004, between Registrant and The Bank of New York, as Trustee (incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 27, 2004)

4-3 Form of Note for 5.625% Notes due 2016 (incorporated by reference to the Registrant's Form S-4 (File Number 333-119863))

4-4 Form of Note for 6.50% Notes due November 15, 2013 (incorporated by reference to Registrant's Form 10-Q for the quarter ended September 30, 2001)

10-1 1991 Sonoco Products Company Key Employee Stock Plan, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2007)

10-2 Sonoco Products Company 1996 Non-employee Directors' Stock Plan, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2007)

10-3 Description of Stock Appreciation Rights and Performance Contingent Restricted Stock Units granted to executive officers of the Registrant on February 3, 2009 (incorporated by reference to Registrant's Form 8-K filed February 9, 2009)

10-4 Sonoco Savings Plan, as amended (incorporated by reference to the Registrant's Form S-8 filed October 28, 2002 (File No. 333-100799) and Form 10-Q for the quarter ended March 29, 2009)

10-5 Sonoco Products Company 2008 Long-Term Incentive Plan (incorporated by reference to the Company's Proxy Statement for the Annual Meeting of Shareholders on April 16, 2008)

10-6 Deferred Compensation Plan for Key Employees of Sonoco Products Company (a.k.a. Deferred Compensation Plan for Corporate Officers of Sonoco Products Company), as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)

10-7 Omnibus Benefit Restoration Plan of Sonoco Products Company, amended and restated as of January 1, 2008 (incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 29, 2009)

10-8 Deferred Compensation Plan for Outside Directors of Sonoco Products Company, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)

10-9 Form of Executive Bonus Life Agreement between the Company and certain executive officers (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 26, 2004)

10-10 Form of Executive Bonus Life Supplemental Agreement between the Company and Charles L. Sullivan, Jr. (incorporated by reference to Registrant's Form 10-K for the year ended December 31, 2004)

10-11	Adjustment to Supplemental Executive Retirement Plan for Charles L. Sullivan, Jr. (incorporated by reference to Registrant's Form 8-K filed April 22, 2005)
10-12	Amendment to terms of Restricted Stock Units granted to Harris E. DeLoach, Jr. (incorporated by reference to Registrant's Form 8-K filed October 19, 2005)
10-13	Amendments to the Omnibus Benefit Restoration Plan of Sonoco Products Company, dated February 10, 2010
10-14	Description of Stock Appreciation Rights and Long-term Restricted Stock Units granted to executive officers of the Registrant on January 31, 2006 (incorporated by reference to Registrant's Form 8-K filed February 3, 2006)
10-15	Amended and Restated Credit Agreement (incorporated by reference to Registrant's Form 10-Q for the quarter ending June 25, 2006)
10-16	Sonoco Investment and Retirement Plan, effective January 1, 2004 (incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2007)
10-17	Sonoco Products Company Amended and Restated Trust Agreement for Executives, as of October 15, 2008 (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)
10-18	Sonoco Products Company Amended and Restated Directors Deferral Trust Agreement, as of October 15, 2008 (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)
10-19	Description of Stock Appreciation Rights and Performance Contingent Restricted Stock Units granted to executive officers of the Registrant on February 5, 2008 (incorporated by reference to Registrant's Form 8-K filed February 22, 2008)
10-20	Performance-Based Annual Incentive Plan for Executive Officers (incorporated by reference to the Registrant's Proxy Statement for the April 19, 2000 Annual Meeting of Shareholders)
12	Statements regarding Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm with respect to Registrant's Form 10-K
31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(a)
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(b)
99	Proxy Statement, filed in conjunction with annual shareholders' meeting scheduled for April 21, 2010 (to be filed within 120 days after December 31, 2009)

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 26th day of February 2010.

SONOCO PRODUCTS COMPANY



Harris E. DeLoach, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on this 26th day of February 2010.



Charles J. Hupfer
Senior Vice President and Chief Financial Officer
(principal financial officer)



Barry L. Saunders
Vice President and Corporate Controller
(principal accounting officer)

Signatures, continued

/s/ H.E. DeLoach, Jr. H.E. DeLoach, Jr.	President, Chief Executive Officer and Director (Chairman)
/s/ J.L. Coker J.L. Coker	Director
/s/ P.L. Davies P.L. Davies	Director
/s/ C.C. Fort C.C. Fort	Director
/s/ E.H. Lawton, III E.H. Lawton, III	Director
/s/ J.E. Linville J.E. Linville	Director
/s/ J.M. Micali J.M. Micali	Director
/s/ J.H. Mullin, III J.H. Mullin, III	Director
/s/ L.W. Newton L.W. Newton	Director
/s/ M.D. Oken M.D. Oken	Director
/s/ P.R. Rollier P.R. Rollier	Director
/s/ T.E. Whiddon T.E. Whiddon	Director

Shareholder Return Comparison

Investor Information

The following graph compares the cumulative five-year total return to shareholders on Sonoco Products Company's common stock relative to the cumulative total returns of the S&P 500 index and the Dow Jones U.S. Containers & Packaging index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 12/31/2004 and its relative performance is tracked through 12/31/2009.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

(AMONG SONOCO, THE S&P 500 INDEX AND THE DOW JONES U.S. CONTAINERS & PACKAGING INDEX)


$150
125
100
75
04
05
06
07
08
09
SONOCO
S&P 500
DOW JONES U.S. CONTAINERS & PACKAGING

	12/04	12/05	12/06	12/07	12/08	12/09
Sonoco Products Company	100.00	102.46	136.52	120.61	88.74	117.42
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Dow Jones US Containers & Packaging	100.00	99.37	111.38	118.87	74.53	104.68

*$100 invested on 12/31/04 in stock and index, including reinvestment of dividends.
Fiscal year ending Dec. 31.

Selected Eleven-year Financial Data (unaudited)

Dollars and Shares in Thousands Except Per Share

Years ended December 31	***2009***	*2008*	*2007*	*2006*
Operating Results[1]				
Net sales	**$3,597,331**	$4,122,385	$4,039,992	$3,656,839
Cost of sales and operating expenses	**3,317,744**	3,772,751	3,695,917	3,310,751
Other expense, net[2]	**26,801**	100,061	36,191	25,970
Interest expense	**40,992**	53,401	61,440	51,952
Interest income	**(2,427)**	(6,204)	(9,182)	(6,642)
Income before income taxes	**214,221**	202,376	255,626	274,808
Provision for income taxes[3]	**66,818**	54,797	55,186	93,329
Income from continuing operations	**147,403**	147,579	200,440	181,479
Income from discontinued operations, net of income taxes				
Income before equity in earnings of affiliates[4]	**147,403**	147,579	200,440	181,479
Equity in earnings of affiliates, net of tax	**7,742**	9,679	11,586	12,185
Net income	**155,145**	157,258	212,026	193,664
Less: Net income/(loss) attributable to noncontrolling interests[5]	**3,663**	(7,350)	(2,130)	(1,417)
Net income attributable to Sonoco	**151,482**	164,608	214,156	195,081
Per common share:				
Net income attributable to Sonoco:				
Basic	**$1.50**	$1.64	$2.13	$1.95
Diluted	**1.50**	1.63	2.10	1.92
Cash dividends	**1.08**	1.07	1.02	0.95
Weighted average common shares outstanding:				
Basic	**100,780**	100,321	100,632	100,073
Diluted	**101,029**	100,986	101,875	101,534
Actual common shares outstanding at December 31	**100,149**	99,732	99,431	100,550
Financial Position				
Net working capital	**$ 190,934**	$ 231,794	$ 269,598	$ 282,974
Property, plant and equipment, net	**926,829**	973,442	1,105,342	1,019,594
Total assets	**3,062,580**	3,086,466	3,340,243	2,916,678
Long-term debt	**462,743**	656,847	804,339	712,089
Total debt	**580,796**	689,825	849,538	763,992
Total equity[7]	**1,380,630**	1,174,518	1,463,486	1,240,112
Current ratio	**1.2**	1.3	1.4	1.4
Total debt to total capital[6,7]	**29.6%**	37.0%	36.7%	38.1%
Other Data				
Depreciation, depletion and amortization expense[1]	**$ 173,587**	$ 183,034	$ 181,339	$ 164,863
Cash dividends declared – common	**107,887**	106,558	102,658	94,745
Market price per common share (ending)	**29.25**	23.16	32.68	38.06
Return on total equity[1,2,7]	**12.0%**	11.6%	16.1%	14.6%
Return on net sales[1,2]	**4.2%**	4.0%	5.3%	5.3%

[1] Operating results for 1999-2002 have been restated to reclassify the High Density Film business, which was sold in 2003, as discontinued operations.

[2] 2009 data reflects net charges of $26,801 pretax, $18,344 after tax, for restructuring and asset impairment charges. 2008 data reflects net charges of $100,061 pretax, $65,903 after tax, for restructuring and asset impairment charges. 2007 data reflects net charges of $36,191 pretax, $25,356 after tax, for restructuring and asset impairment charges. 2006 data reflects net charges of $25,970 pretax, $21,330 after tax, for restructuring charges. 2005 data reflects net charges of $21,237 pretax, $14,343 after tax for restructuring cost. 2004 data reflects net charges of $18,982 pretax, $16,154 after tax, for restructuring costs. 2003 data reflects net charges of $50,056 pretax, $35,329 after tax, for restructuring costs. 2002 data reflects net charges of $10,409 pretax, $6,663 after tax, for restructuring costs. 2001 data reflects net charges of $51,175 pretax, $49,028 after tax, for the net gain from legal settlements, corporate-owned life insurance (COLI) and restructuring costs. 2000 data reflects net charges of $5,543 pretax, $1,372 after tax, for the net gain on the sales of divested businesses, restructuring costs and executive severance charges. 1999 data reflects the gain on the sale of divested businesses of $(3,500).

2005	2004	2003	2002	2001	2000	1999
$3,528,574	$ 3,155,433	$2,758,326	$2,701,419	$2,464,445	$2,570,708	$2,391,666
3,232,590	2,897,046	2,549,726	2,455,357	2,204,874	2,250,793	2,085,434
21,237	18,982	50,056	10,409	51,175	5,543	(3,500)
51,559	47,463	52,399	54,196	52,217	59,604	52,466
(7,938)	(5,400)	(2,188)	(1,649)	(3,800)	(3,794)	(5,314)
231,126	197,342	108,333	183,106	159,979	258,562	262,580
84,174	58,858	37,698	65,075	77,269	107,463	98,333
146,952	138,484	70,635	118,031	82,710	151,099	164,247
		60,771	9,848	10,113	7,497	16,728
146,952	138,484	131,406	127,879	92,823	158,596	180,975
11,402	10,259	6,575	6,151	(796)	8,206	7,271
158,354	148,743	137,981	134,030	92,027	166,802	188,246
(3,523)	(2,486)	(968)	(1,286)	418	504	441
161,877	151,229	138,949	135,316	91,609	166,298	187,805
$1.63	$1.54	$1.44	$1.40	$0.96	$1.67	$1.84
1.61	1.53	1.43	1.39	0.96	1.66	1.83
0.91	0.87	0.84	0.83	0.80	0.79	0.75
99,336	98,018	96,819	96,373	95,370	99,725	101,886
100,418	98,947	97,129	97,178	95,807	99,900	102,780
99,988	98,500	96,969	96,380	95,453	94,681	101,134
$ 265,014	$ 282,226	$ 75,671	$ 104,671	$ 204,899	$ 258,713	$306,450
943,951	1,007,295	923,569	975,368	1,008,944	973,470	1,032,503
2,981,740	3,041,319	2,520,633	2,436,439	2,352,197	2,212,611	2,297,020
657,075	813,207	473,220	699,346	885,961	812,085	819,540
781,605	906,961	674,587	833,846	921,810	857,641	904,137
1,345,940	1,242,090	1,033,914	887,102	826,753	827,543	926,982
1.4	1.4	1.1	1.2	1.4	1.6	1.7
36.7%	42.2%	39.5%	48.5%	52.7%	50.9%	49.4%
$ 163,074	$ 163,928	$ 153,538	$ 145,923	$ 144,709	$ 137,041	$130,945
90,126	85,060	81,128	79,768	76,080	78,718	76,434
29.40	29.65	24.62	22.93	26.58	21.63	22.75
12.6%	13.7%	14.7%	15.6%	11.2%	18.6%	21.3%
4.6%	4.8%	5.0%	5.0%	3.7%	6.5%	7.9%

[3] The provision for income taxes in 2001 and 2000 includes $14,613 and $12,000,respectively, related to COLI.

[4] 2009, 2003, 2002 and 2001 data includes restructuring charges of $908, $450, $(65) and $6,591, respectively.

[5] 2009, 2008, 2007, 2006, 2005, 2004 and 2003 data includes restructuring charges of $3,788, $(4,107), $(63), $(416), $(1,260), $(1,778) and $1,005, respectively.

[6] Calculated as total debt divided by the sum of total debt and total equity. Debt levels for 1999-2000 have been adjusted for cash related to the issuance of restricted-purpose bonds.

[7] Years 1999-2008 are restated to reflect the inclusion of noncontrolling interests into total equity.

SON
LISTED
NYSE.

Investor Information

Sonoco (NYSE: SON) offers its shareholders a wide range of services and several ways to access important Company information.

Transfer Agent and Registrar

THE BANK OF NEW YORK MELLON (BNY MELLON)
866/210-7002
+201/680-6685 (Outside the U.S. and Canada)
800/231-5469 (Hearing impaired – TTY Phone)
Web site: bnymellon.com/shareowner/isd

ADDRESS SHAREHOLDER INQUIRIES TO:
Sonoco Products Company
c/o BNY Mellon Shareowners Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Sonoco Products Company
c/o BNY Mellon Shareowners Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

SEND DIVIDEND REINVESTMENT TRANSACTIONS TO:
Sonoco Products Company
c/o BNY Mellon Shareowners Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

Shareholder Services

Sonoco – B01
1 North Second Street
Hartsville, SC 29550-3305

Electronic Payment of Dividends

Shareholders may elect to have their dividends deposited directly into their bank accounts by contacting BNY Mellon at bnymellon.com /shareowner/isd or Sonoco Shareholder Services.

Shareholder Investment Program

This program allows participants to purchase Sonoco stock and reinvest dividends directly without contacting a broker. You do not have to be a shareholder to participate. For more information and a prospectus, go to sonoco.com or bnymellon.com/shareowner/isd.

Duplicate Annual Reports

To eliminate duplicate report mailings, mark your proxy card or contact Sonoco Shareholder Services in Hartsville.

Availability of Form 10-K and Exhibits

Sonoco has filed with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

A copy of the Form 10-K, including the financial statements and financial schedules and a list of exhibits, forms a part of this *2009 Annual Report.* The exhibits to the Form 10-K are not included with this Annual Report, but will be delivered without charge to any shareholder upon receipt of a written request. Requests for the exhibits should be directed to:
Sonoco – A09
1 North Second Street
Hartsville, SC 29550-3305

General Information

Address

CORPORATE HEADQUARTERS
AND INVESTOR RELATIONS
1 North Second Street
Hartsville, SC 29550-3305
Main: +843/383-7000
Investor Relations: +843/383-7862
Tollfree: 800/377-2692
Fax: +843/383-7008
Email: corporate.communications@sonoco.com

Annual Meeting

The annual meeting of shareholders will be held at 11 a.m. Eastern Time on Wednesday, April 21, at:
The Center Theater
212 North Fifth Street
Hartsville, SC 29550-4136

A live audiocast will be available, with a replay archived for six months. Instructions for listening to this audiocast will be available at sonoco.com approximately one week prior to the event.

Legal Counsel

Haynsworth Sinkler Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211-1889

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Hearst Tower
214 North Tryon Street, Suite 3600
Charlotte, NC 28202-2137

Intellectual Capital Management

Sonoco Development, Inc. manages the Company's intellectual assets, including patents, licenses and agreements. Company trademarks, domain names and patents are managed by SPC Resources, Inc. The address for both companies is:
125 West Home Avenue
Hartsville, SC 29550-4123

Equal Opportunity Employer

Sonoco believes that a diverse workforce is required to compete successfully in today's global marketplace. The Company provides equal employment opportunities in its global operations without regard to race, color, age, gender, religion, national origin or physical disability.

References to Web Site Addresses

References to Sonoco's Web site address and The Bank of New York Mellon's Web site address are for informational purposes only and are not intended to, and do not, incorporate those Web sites or their contents by reference into this annual report.

Sonoco on the Internet

Sonoco's Web site, sonoco.com, provides a variety of information about the Company. The site features a newsroom for press releases, photos, financial reports and presentations, proxy statements, various SEC filings, events, sustainability activity and more.

Information about Sonoco's products, technologies, awards and activities is also available on Facebook (facebook.com/sonoco.products), LinkedIn (linkedin.com/companies/sonoco), Twitter (twitter.com/sonoco_products) and YouTube (youtube.com/sonocoproducts).

Sonoco Publications

Annual reports, current and past, and the *Investor News Quarterly* can be found on sonoco.com. Paper copies are also available without charge from:
Sonoco – A09
1 North Second Street
Hartsville, SC 29550-3305

Certifications

The Certification of the Company's chief executive officer required to be submitted to the New York Stock Exchange pursuant to Section 303A.12(a) of the Listed Company Manual for 2009 was submitted to the New York Stock Exchange.

The Certifications of the Company's principal executive officer and principal financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 13a-14(a) have been filed as Exhibit 31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, which has been filed with the Securities and Exchange Commission.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council
FSC
10%

Paper in Sonoco's Annual Report was manufactured with electricity in the form of renewable energy and came from well-managed forests or other controlled sources certified in accordance with the international standards of the Forest Stewardship Council (FSC). All paper used in this annual report contains 10% recycled fiber.

1 North Second Street
Hartsville, SC 29550-3305
843/383-7000
sonoco.com


SONOCO